

13000184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

O2 SECURE WIRELESS, INC.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

1093 A1A Beach Blvd., #442, St. Augustine, FL 32080, (855) 222-0211
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

4899	45-0526044
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is file][d indicating the intention to become qualified by operation of the terms of Regulation A.

PART I —NOTIFICATION

ITEM 1. Significant Parties

(a) Val Kazia, 1093 A1A Beach Blvd., #442, St. Augustine, FL 32080, sole director;

(b) Val Kazia, 1093 A1A Beach Blvd., #442, St. Augustine, FL 32080, Chief Executive Officer;

(c) The issuer has no general partners;

(d) Val Kazia, 1093 A1A Beach Blvd., #442, St. Augustine, FL 32080 is the record owners of 5 percent or more of any class of the issuer's equity securities;

(e) Val Kazia, 1093 A1A Beach Blvd., #442, St. Augustine, FL 32080 is the beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(f) There are no promoters of the issuer;

(g) Earthcom Service Inc., 1093 A1A Beach Blvd., #442, St. Augustine, FL 32080 is an affiliate of the issuer;

(h) Matthew McMurdo, Esq., 140 West 57th Street, Suite 6D, New York, NY 10019, is counsel to the issuer with respect to the proposed offering;

(i) AGS Capital Group, LLC ("AGS"), 801 Brickell Avenue, Suite 902, Miami, Florida, 33131, could be considered an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the proposed offering as described in "Plan of Distribution" below. AGS is also currently a shareholder in the Company. Furthermore, the Company issued AGS a non-interest bearing convertible promissory note, in the amount of $525,000, which is convertible into an amount of shares of the Company's common stock whereby AGS shall hold no more than 4.9% of the issued and outstanding common stock of the Company, otherwise than via drawdown from a Reg A Equity Financing Agreement, dated September 21, 2012, by and between O2 and AGS, whereby AGS shall provide O2 with a $2,500,000 drawdown line of credit;

(j) The underwriter has no directors;

(k) Allen Silberstein, 901 Brickell Avenue, Suite 902 Miami, Florida, 33131 is the underwriter's Chief Executive Officer;

(l) The underwriter has no general partners;

(m) The underwriter did not use counsel.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not Applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities are to be offered by the underwriters in Florida.

(b) Not applicable.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) O2 Secure Wireless, Inc.
(2) 986,057,422,137 (pre-split) shares of common stock
(3) $180,000 in Rule 504 issuances; $162,636.40 for note conversions; processing fees valued at $80,000
(4) Exelerate Group, Inc.; The Kauderer Group, Inc. and AGS Capital Group, LLC, respectively

(b) Not applicable.

(c) The issuer relied on Rule 504 of the Securities Act for exemption from the registration requirements of such Act for a majority of the issuances described above. The issuer was able to rely on such exemption because it raised less than $1,000,000 in such twelve month period and the sales were made only to accredited investors. Any issuance that was not made pursuant to Rule 504 was made pursuant to Rule 4(2), as they were not public offerings.

ITEM 6. Other Present or Proposed Offerings

The issuer is currently contemplating an offering of its common stock securities to the underwriter pursuant to a registration statement on Form S-1. The offering will be in accordance with an equity line of credit in an amount equal to $50,000,000, whereby the issuer shall have the right to sell to the underwriter, at its sole discretion, and the underwriter has the obligation to purchase through advances to the issuer, the issuer's common stock through draw-down notice (a "Notice") requests issued by the issuer. Although the issuer will not be mandated to sell shares pursuant to such Form S-1, the issuer may sell to the underwriter shares of common stock at a per share purchase price equal to 85% of the lowest closing bid prices during the fifteen consecutive trading days immediately following the issuer's delivery of a Notice. At its option, the issuer may set a floor price under which the underwriter will not purchase the shares which were the subject of the Notice.

ITEM 7. Marketing Arrangements

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not Applicable.

PART II —OFFERING CIRCULAR
COVER PAGE

O2 Secure Wireless, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: common stock, no par value per share
Maximum number of securities offered: 50,000,000
Minimum number of securities offered: The
re is no minimum
Price per security: 50% of the average of the three lowest closing bid prices of the common stock of the issuer during the 20 consecutive trading days following notice by the issuer of a drawdown.
Total proceeds: If maximum sold: $2,500,000 If minimum sold: $0
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? _N/A_ %
Is there other compensation to selling agent(s)?
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? [X]Yes [ ] No (See Question No.25)
Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify): (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

Exempt from registration pursuant to Section 517.061of the Florida Securities Act.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 135 pages.

THE COMPANY

1. Exact corporate name: O2 Secure Wireless, Inc.

State and date of incorporation: Georgia, October 29, 2003

Street address of principal office: 1093 A1A Beach Blvd., #442, St. Augustine, FL 32080

Company Telephone Number: (855) 222-0211

Fiscal year: September (month) 30 (day)

Person(s) to contact at Company with respect to offering: Val Kazia

Telephone Number (if different from above): (904) 962-3373

RISK FACTORS

(1) There is Competition in the Cellular Industry Which May Adversely Affect the Business Operations of O2 Secure Wireless, Inc. ("O2") and your Investment in O2

There are numerous competitors in the cellular services industry in which O2 is currently involved. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm O2's net revenue and results of operations. Further, O2 may face a significant competitive challenge from alliances entered into between and among our competitors, as well as from larger competitors created through industry consolidation.

(2) If O2 is unable to Attract Customers our Revenue could be Lower than Expected and our Operating Results may Suffer

O2 will need to attract customers to increase its revenue. If O2's prospective customers do not perceive its services to be of sufficiently high value and quality, it may not be able to attract customers.

(3) O2's Business Requires the Continued Development of Effective Business Support Systems to Support Customer Growth and Related Services

The growth of O2's business depends on O2's ability to continue to develop effective business support systems. This is a complicated undertaking requiring significant resources and expertise. The failure to continue to develop effective business support systems could harm O2's ability to meet the financial goals and objectives.

(4) The Cost of Compliance with Changes in Governmental Regulations has a Potential to Reduce the Profitability of O2's Businesses

Because the requirements imposed by these laws and regulations frequently change, O2 cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect its business.

(5) O2 may be Unable to Construct Antennae Towers in a Timely and Cost Efficient Manner

O2 may not be able to set up working antennae towers in a timely and cost efficient manner. In the event this occurs, there could be an adverse effect on the ability of O2 to meet our customer's demand.

(6) Cellular Service Activities Involve a High Degree of Risk

O2 cannot assure you of the success of its business. Communication costs are not fixed. The cost of maintaining service is subject to numerous variables, including power outages and weather, which could result in substantial cost overruns.

(7) O2's Operations may be Curtailed or Delayed

O2's distribution activities may be curtailed or delayed, as a result of numerous factors, many of which are beyond its control, including economic conditions, trade embargos, customs problems, mechanical problems, weather conditions, compliance with governmental requirements and shortages or delays of trucks, ships and planes.

(8) Additional Dilution as Additional Shares are Issued Which May Decrease the Market Price of our Common Stock

Additional offerings will likely have to be made in the future to raise capital to meet operating cash flow needs. Such offerings may include warrants for issuance of additional common stock, further diluting the number of shares of common stock outstanding from time to time. An increase in the number of our shares of common stock from these events or others may result in a decrease of the market price for our common stock and will dilute the ownership interest of current shareholders.

(9) Shares Eligible for Future Sale under Rule 144 May Adversely Affect the Market for our Securities

From time to time, certain of our stockholders who hold restricted securities may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, subject to certain limitations. Although current stockholders may have no current intention or ability to sell their shares, any substantial sales by holders of our common stock in the future pursuant to Rule 144 may have a material adverse affect on the market price of our securities.

(10) Our Shares will be deemed to be "Penny Stocks" as defined in the Securities Exchange Act of 1934, as amended, and, as a Result, will be Subject to Various Eligibility and Disclosure Requirements on Broker-Dealers engaged in the Resale of these Shares

The shares offered in this prospectus will be "penny stocks" as that term is defined in the Securities Exchange Act of 1934, as amended, (the 'Exchange Act") to mean, among other definitions, equity securities with a price of less than $5.00 per share. Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or an accredited investor must make a special suitability determination regarding the purchaser and provide special disclosure documents to the purchaser. The imposition of these suitability standards and special disclosures could reduce an investor's ability to resell the shares at a time or price desired.

(11) We do not foresee paying Cash Dividends in the Foreseeable Future and, as a Result, Investors' Sole Source of Gain, if any, will depend on Capital Appreciation, if any

We have never paid cash dividends on our common stock and we do not plan to declare or pay any cash dividends on our shares of common stock in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be investors' sole source of gain for the foreseeable future. Moreover, investors may not be able to resell their shares of the Company at or above the price they paid for them.

(12) Our Common Stock Price may Decline by our Draw on our Equity Line of Credit

Effective September 21, 2012, we entered into a Reg A Equity Financing Agreement (the "Financing Agreement") with AGS Capital Group, LLC ("AGS"). Pursuant to the Financing Agreement, when we deem it necessary, we may raise capital through the private sale of our common stock to AGS at a price equal to 50% of the average of the three (3) lowest closing bid prices of our common stock during the twenty (20) consecutive trading days immediately following the date our notice is delivered. At no point shall AGS hold more than 9.9% of the issued and outstanding shares of the Company's common stock. Because the put price is lower than the prevailing market price of our common stock, to the extent that the put right is exercised, your ownership interest may be diluted.

(13) Business and Financial Risk of Business Plan

O2's operations may present a high degree of business and financial risk because of the nature of building cell phone towers. There may be significant variations in operating results. O2 may require substantial additional capital to support operations, to finance expansion or to maintain its competitive position. O2 may otherwise develop a weak financial condition.

(14) Operating Deficits

The expenses of operating O2 may likely exceed O2's income for the foreseeable future, which would decrease the value of O2 and the value of O2's common stock.

(15) Possible Regulatory Changes

The SEC, FCC and other regulators, from time to time, review the public company arena and our relationship to the securities markets and investors. As a result of such reviews, the SEC, FCC and such regulators may propose additional regulations that would affect O2 and our operations. Such regulations could increase the cost of operating O2 and subject it to new regulatory filing or registration requirements.

(16) Additional Funding may not be Available on Acceptable Terms or at All

O2 may need additional funding due to a number of factors, including a shortfall in revenue or increased expenses. Additional funding may not be available on commercially reasonable terms or at all. If O2 is unable to obtain sufficient funding, our business would be harmed. Even if O2 is able to find outside funding sources, O2 might be required to issue securities in a transaction that could be highly dilutive to our investors or O2 may be required to issue securities with greater rights than the securities outstanding today. O2 might also be required to take other actions that could lessen the value of the common stock, including borrowing money on terms that are not favorable.

(17) As Part of O2's Business Strategy, it may Acquire Businesses and may have Difficulty Integrating these Operations

O2 may acquire businesses that are complementary to our businesses. Acquisitions involve a number of risks to O2's business, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of O2's ongoing business, the potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. Any inability to integrate operations or personnel in an efficient and timely manner could harm O2's results of operations. If O2 is not successful in completing acquisitions that we may pursue in the future, we may be required to reevaluate our business strategy, and O2 may incur substantial expenses and devote significant management time and resources without a productive result. In addition, future acquisitions will require the use of available cash or dilutive issuances of securities. Future acquisitions or attempted acquisitions could also harm O2's ability to achieve profitability. O2 may also experience significant turnover from the acquired operations or from our current operations as we integrate businesses.

(18) Because we are not Subject to Compliance with Rules requiring the Adoption of Certain Corporate Governance Measures,

our Stockholders have Limited Protection against Interested Director Transactions, Conflicts of Interest and Similar Matters

We do not currently have audit or compensation committees. As a result, our director(s) have the ability, among other things, to determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest, if any, and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

We intend to comply with all corporate governance measures relating to director independence as and when required. However, we may find it very difficult or be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of Sarbanes-Oxley Act of 2002. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may make it more costly or deter qualified individuals from accepting these roles.

(19) O2 may be Unable to Obtain Qualified Staff in a Timely and Cost Efficient Manner

O2's management must rely on personnel to assist them in making critical decisions and must be able to provide specific services in a timely manner. O2 may not be able to obtain qualified staff in a timely and cost efficient manner. In the event this occurs, there could be an adverse effect on the ability of O2 to meet our customer's demand.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

(a) O2 Secure Wireless, Inc. was established as an Internet communications company providing high-speed wireless broadband products and services to residents within high-density residential communities, mobile professionals, as well as to companies that support these customers. O2 designs, engineers, deploy and maintain wireless Internet products that are offered to its primary customers. The Company's principal products and services include Wi-Fi Services, Mobile Services and Consulting Services. The Company is also full owner of the merged entity Earthcom Service Inc., and Digame Wireless and using these entities, will be expanding mobile/cellular services into the Dominican Republic and other countries. The Company is also engaged in the marketing and distribution of its own branded prepaid debit card and is completing development its own branded line of smartphones and tablets. The Company, through its subsidiary, offers mobile broadband services within Florida and a branded, pre-paid debit cards. The company recently formed O2 Education Services Inc., a wholly owned subsidiary which will offer turnkey wireless solutions to schools nationwide to include wireless devices, equipment installation and FIT facial integration technology in conjunction with current school security systems.

(b) The Company will purchase, install and market wireless services and purchase branded end user products. The Company has supply contracts with all vendors including telecom equipment, engineering, POS systems, end user product manufacturer, construction companies, etc. The company will market the wireless devices and equipment through an independent wholly owned subsidiary and will provide ongoing technical support to those future clients.

(c) The geographic concentration currently is in Florida. Our future strategy is to take the Company into the Dominican Republic and other South American countries to service locations, which currently do not have the level of coverage desired by local residents. Our domestic attentions are with broadband services delivered to the Florida Palm Coast area and have delivery contracts with 20 towns, with 65 towns in the pipe-line for early October release. We also plan to penetrate the educational market. O2 educational services include setting up dedicated wireless infrastructures within schools augmented by O2 branded android-based tablets. Working in conjunction with NFC technology and our FIT security software O2 can offer unique security protocol features that are above the competition. The educational market in Florida alone has tens-of-millions million budgeted for wireless solutions for 2013 with additional wireless infrastructure funds in individual towns & organizations.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) O2 considers the present market environment to be excellent, primarily due to the new technologies that will be installed 4G wireless broadband, and only two competitors: AT&T and Brighthouse Networks are in the first market area. In addition the current economic situation locally and nationally, has consumers weary of high priced services. As we are aware, most senior citizens usually live fixed monthly incomes and O2s' services would be a welcomed relief to their bank accounts. Businesses as well, are charged extra by the current competition for Internet and phone services simply because they are a business. O2 feels that now is the best time to provide affordable services to this geographical area and force a competitive environment

We believe that, especially in the underserved markets of the Dominican Republic and other countries that we are in a position to operate effectively in a leadership position within the local market. Our Methods of competition relate to utilization of existing infrastructure, partnering with other local entities, and delivering advanced services where service is poor or none has existed before. Our extensive local relationships allow the company to create partnerships and grow the expansion of the networks in a controlled steady environment.

The growth will be obtained by providing advanced technology (4G) services to the consumer offering competitive pricing as well as advanced customer service and coverage. In US rural markets the company expects to offer broadband services to include Internet Television and home phone in the range of $90.00 to $110.00. The current competition pricing for similar services are set at $140-$180 after marketing incentives to signing long term contracts. It has been concluded that all areas slated for growth by the company currently has only one or at most two providers and usually do not provide complete broadband services. By deploying advanced technologies, proper planning and controlling infrastructure costs the company can instantly have a competitive advantage in pricing and services these markets.

The target market for 02 is full-time working households. Maintaining and further enhancing its reputation in the community is crucial to gaining additional market share of this target market.

It is imperative that the customer service side of the business be responsive and professional, while modems (if required) will be mailed to the customer to save on expenses. It is inevitable that some customers will not be able to properly hook up the equipment. In most of these cases this will be done over the phone. In lesser instances we will have to send a service tech to the customer's establishment. All service techs will work directly for the company or a subcontractor group that works direct for the company and is fully knowledgeable of all installations. Installation and customer support for the education division will be provided separately but may also use O2's primary technicians for the installation of the FIT software technology software.

(e) As of December 10, 2012, there was no backlog of written firm orders for products and/or services. As of December 10, 2011 there was no backlog of written firm orders for products and/or services.

(f) At present, we have one (1) full-time employee. Over the next twelve months, we are planning on hiring 10 full time and 25 part time employees as well as 50 independent contracted employees mostly for the construction, development and installation of the network service areas.

(g) The company currently owns a retail store front in the Palm Coast area and will initially conduct its main operations and retail sales from this area with plans to lease another retail location in the first six months. As the company expands its products and services it will conduct a market surveys of each proposed coverage areas as to the best solution for the acquisition and service of potential customers, in some instances this may mean contracting or subleasing with an existing entity in a future market area, however these will be decided on a case by case basis.

(h) We rely on a combination of trademarks, copyrights, trade secrets and contract law rights in order to protect our brand, intellectual property and confidential or proprietary information ("Proprietary Rights"). Our Proprietary Rights are among the most important assets we possess and we depend significantly on these rights in being able to effectively compete in our industry. We cannot be certain that the precautions we have taken to safeguard our Proprietary Rights will provide meaningful protection from the unauthorized use by other. If we must pursue litigation in the future to enforce or otherwise protect our Proprietary Rights, or to determine the validity and scope of the rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in the process. Moreover, we may not have adequate remedies if our Proprietary Rights are appropriated or disclosed. As of the date hereof, we have registered the following with the United States Patent and Trademark Office in order to establish and protect our brand name and logo as part of our Proprietary Rights (i) O2 Secure Wireless Inc., (ii) O2 Secure Wireless, (iii) O2 Wireless, (iv) O2 and (iv) "using the air to share."

We hold the following trademarks: (i) Digame Cellular and (ii) Digame Wireless. We claim copyright protection and rights to the original materials used in our confidential operations manuals, bulletins, correspondence and communications training, advertising and promotional materials, and other written materials relating to our operations. Whenever we deem it important for purposes of maintaining competitive advantages, we will require parties with whom we share, or who otherwise are likely to become privy to, our trade secrets or other confidential information to execute and deliver to us confidentiality and/or non-disclosure agreements. Among others, this may include employees, consultants and other advisors, each of whom we would require execute such an agreement upon commencement of their employment, consulting or advisory relationships. These agreements will generally provide that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us is to be kept confidential and not to be disclosed to third parties except under specific circumstances.

(i) The operations of the Company and licensees can be directly affected domestically due to being subjected by FCC regulations. Placement of wireless facilities can be subject to FCC, FAA and local State, County and Municipalities regulations such as zoning, environmental and building code regulations. Sale and distribution of wireless end user products are also subject to FCC rules and regulations and could possibly affect the retail sales of such items. Internationally, the Company can experience delays or interference in its operations due to export regulations, US customs as well as the host country. Wireless licenses are also controlled by the host country agency that regulates wireless frequency transmissions, devices and facilities. These factors cannot be controlled by the Company but it would be reasonably considered that operating within the normal procedures of business that the company may have little or no interference in its operations long term.

(j) At present, the Company has three subsidiaries: Earthcom Service Inc., a Florida corporation, which was formed on December, 30 2005, and Earthcom Service C por A, a Dominican Republic corporation, which was formed on August, 8 2008. Earthcom Service Inc. is a wireless telecom services company that provided services for major wireless carriers in the US. Earthcom Service Inc. financials are included in O2 financials and Earthcom Service C por A, is a currently a shell corporation that has had its taxes paid until 2013. O2 Education Services Inc., is a Florida corporation that was formed February 1, 2013 a separate bank account has been created and accounting services will be included in O2's main financial reports.

(k) On May 6, 2012, O2 completed a reverse merger whereby O2's wholly-owned subsidiary, Oxygen Acquisition Corporation, a Florida corporation, merged with and into Earthcom Service, Inc., a Florida corporation. As a result of the merger, Earthcom Service, Inc. became a wholly-owned subsidiary of O2. In the merger, 550,000,000 shares (pre-reverse stock split) of common stock of O2 were issued to Val Kazia in exchange for all of the issued and outstanding equity of Earthcom Service, Inc. On December 10, 2012, O2 completed a 1 for 1000 reverse stock split in anticipation of this offering. On September 21, 2012, O2 entered the Financing Agreement with AGS, whereby AGS shall provide O2 with a $2,500,000 drawdown line of credit (the "Line of Credit") under Reg A of the Securities Act of 1933. In order to have access to the Line of Credit, the Company needed to effectuate the reverse stock split. This is true because at the current price per share, the discount to the closing price of our common stock we will be selling shares for under the Line of Credit would effectively result in the funds we could call being negligible. Additionally, pursuant to the Agreement, we must reserve sufficient shares to cover the amount of the Line of Credit. At the current price and with the current amount of shares outstanding, this would be impossible with the number of shares we have authorized. O2 Education Services Inc., is a Florida corporation that was formed February 1, 2013, to market wireless services and devices to schools nationwide.

4. (a) The Company was not profitable during its last fiscal year. Below, in chronological order, are the events which, in management's opinion, must or should occur or the milestones which, in management's opinion, the Company must or should reach in order for the Company to become profitable and the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of Achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Purchase	Telecom equipment and Installation	Within 5 months (Florida) Within 7 months (International)
(2)	Operations	Installation of Operations Center	Within 3 months
(3)	Acquisitions	Closing of acquisitions of three companies and licensing	Within 2 months
(4)	Advertising	Debit MasterCard	Immediately
(5)	Advertising	Broadband Services	Coincide with completion of installation 5 months
(6)	Sales	Begin sales of broadband services to domestic customers	Immediately after completion of equipment installation f or providing broadband
(7)	Sales	Business to Business sales from one acquisition providing fiber broadband services to business customers	Immediately upon closing of the aforementioned acquisition
(8)	Sales	Sales and distribution of end user products, cell phones, tablets and accessories	Immediately upon receipt of inventory of cell phones, tablets and accessories
(9)	Sales	Debit MasterCard	Sales are currently ongoing
(10)	Sales	Acquisition foreign cable television company	2 Months from closing of aforementioned acquisition and

			added equipment installation
(11)	Sales	Acquisition of additional foreign cable television license	2 months from closing license acquisition

(b) Delays could arise due to different jurisdiction regulations like zoning or building permits which are out of the control of the company. Also equipment suppliers of telecom equipment can be backordered or delayed manufacturing process due to technical difficulties such as with the smartphones and tablets.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $(262,911) or $(.005) per share

6. The Company did not have any profits.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $(409,142) or $(.0002) per share

   The net tangible book value per share is substantially less than this offering price per share because, while the Company has had minimal revenue in the past, we expect that the funds from this offering will allow us to expand operations and greatly increase revenue thereby increasing our net tangible book value per share above the offering price per share.

   (b) As of December 10, 2012, 2,465,939 shares of common stock, no par value, were issued and outstanding out of the 80,000,000 shares of common stock authorized. In addition, 10,000,000 shares of preferred stock were authorized, 5,000,000 are yet to be issued.

   On October 20, 2011, 13,800,000 (pre-reverse stock split) shares of common stock, no par value, were issued for $25,000.
   On November 3, 2011, 13,900,000 (pre-reverse stock split) shares of common stock, no par value, were issued for $15,000.
   On November 21, 2011, 25,000,000 (pre-reverse stock split) shares of common stock, no par value, were issued for $25,000.
   On December 21, 2011, 43,000,000 (pre-reverse stock split) shares of common stock, no par value, were issued for $15,000.

   During February & March of 2012, 80,000,000 (pre-reverse stock split) shares of common stock, no par value, were issued for $40,000.

   During April & May of 2012, 55,000,000 (pre-reverse stock split) shares of common stock, no par value, were issued for $40,000. As well as in June, two convertible notes with a total value of $120,636.40 were converted into an aggregate of 118,788,000 (pre-reverse stock split) shares of the Company's common stock, no par value.

   During July, August & September of 2012, 430,000,000 (pre-reverse stock split) shares of common stock, no par value, were issued for a total of $100,000. Another 37,500,000 (pre-reverse stock split) and 830,336,134 (pre-reverse stock split) was issued in exchange for processing fees for equity line funding equal to $30,000 and $50,000 respectively. In addition, there was $42,000 of partial loan conversions for 155,000,000 (pre-reverse stock split) shares of the Company's common stock, no par value.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 9.9% (based on a blocker in the Financing Agreement)

If the minimum is sold: 4.9% (based on a blocker in the Promissory Note#)

The term "Promissory Note refers o a non-interest bearing convertible promissory note issued by O2 to AGS, in the amount of $525,000, which is convertible into an amount of shares of the Company's common stock whereby AGS shall hold no more than 4.9% of the issued and outstanding common stock of the Company, otherwise than via drawdown from the Financing Agreement, dated September 21, 2012, by and between O2 and AGS, whereby AGS shall provide O2 with a $2,500,000 drawdown line of credit.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: 4,590,858 *
If the minimum is sold: (409,142) *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be a portion of the Promissory Note in an amount equal to 4.95% of the issued and outstanding shares of the Company.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Maximum Amount Sold
Total Proceeds	$2,500,000
Less: Offering Expenses	
Commissions & Finders Fees	$0
Legal & Accounting	$42,500
Copying & Advertising	$0
Other (Specify):	
Network Telecom Equipment	$1,000,000
End User Devices (smartphones & tablets)	$400,000
Completion of Acquisitions	$500,000
Operational Costs	$300,000
other approximate (License Fees)	$257,500
Total Use of Net Proceeds	$2,500,000

(b) Since there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be as follows: (1) Legal & Accounting, (2) Completion of Acquisitions, (3) Network Telecom Equipment, (4) Operational Costs, (5) End User Devices and (6) License Fees.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) Not Applicable

(b) Not Applicable

(c) The assets acquired will be used in the ordinary course of business

(d) Not Applicable

11. The Company has sustained operating losses since inception and it has been dependent upon limited private lending to provide sufficient working capital in order to finance its operations. Management believes that it can continue to raise debt and equity financing to support its operations. The Company's ability to continue in existence is dependent upon developing additional sources of capital and/or achieving profitable operations.

12. The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months.

CAPITALIZATION

13.

	Amount Outstanding	
	As of: 9/30/12	**As Adjusted Maximum**
Debt:		
Short-term debt (average interest rate 10%)	$802,644	$ 802,644
Long-term debt (average interest rate 0%)	$0	$525,000
Total debt	$ 802,644	$1,327,644
Stockholders equity (deficit):		
Preferred stock — par or stated value (by	$0	$0
class of preferred in order of preferences)	$0	$0
Common stock — par or stated value	$15,595,756	$ 18,095,756
Additional paid in capital	$ 78,880	$ 78,880
Retained earnings (deficit)	$ (4,564,349)	$ (4,234,349)
Total stockholders equity (deficit)	$ 11,110,287	$ 11,440,287
Total Capitalization	$ 94,637.58	$ 6,807,572

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Shares Authorized	Par Value Per Share
10,000,000	5,000,000	none

Number of common shares authorized: 80,000,000 shares. Par or stated value per share, if any: no par value

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights 20,000,000 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________
[ ] Other:______________________

15. These securities have:

Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation

[ ] [X] Other special rights or preferences (specify): ______________________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No

17. Not Applicable.

18. Not Applicable

19. Not Applicable

20. Not Applicable

PLAN OF DISTRIBUTION

21. Not Applicable.

22. This prospectus relates to the sale of up to 50,000,000 shares of our common stock that we may put to AGS, pursuant to the Financing Agreement, dated September 21, 2012, by and between the issuer and AGS.

AGS and any of its pledgees, donees, assignees and other successors-in-interest may, from time to time sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. AGS may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal;

o facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o privately negotiated transactions;

o broker-dealers may agree with AGS to sell a specified number of such shares at a stipulated price per share;

o through the writing of options on the shares;

o a combination of any such methods of sale; and

o any other method permitted pursuant to applicable law.

AGS may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. AGS shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

AGS may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from AGS and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that AGS will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure that all or any of the shares offered in this offering will be issued to, or sold by, AGS. AGS and any broker-dealers or agents, upon completing the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act, the Exchange Act and the rules and regulations of such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

AGS may sell all or any part of the shares offered in this offering through an underwriter. AGS has not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. AGS may pledge its shares to its brokers under the margin provisions of customer agreements. If AGS defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

AGS, the underwriter herein, may offer for sale up to 50,000,000 shares of our common stock which it will originally acquire pursuant to the terms of the Financing Agreement. AGS will be offering such shares for their own account. We do not know for certain how or when AGS will choose to sell their shares of common stock. However, they can sell such shares at any time or through any manner set forth in this plan of distribution, at such time as we have "put" the shares to them. We may request AGS to purchase shares by delivering a draw-down notice (a "Notice") to AGS. A Notice may not be sent until the drawdown on the prior Notice is completed.

23. The Company previously negotiated and signed and reserve equity drawdown agreement with AGS whereby AGS will provide the Company with an equity line of credit in an amount equal to $50,000,000, whereby the Company shall have the right to sell to AGS, at its sole discretion, and AGS has the obligation to purchase through advances to the Company, the Company's common stock through notice requests issued by the Company. Although the Company will not be mandated to sell shares pursuant to the Form S-1 to be filed in conjunction with the reserve equity drawdown agreement, the Company may sell to AGS shares of common stock at a per share purchase price equal to 85% of the lowest closing bid prices during the fifteen consecutive trading days immediately following the Company's delivery of a notice request. At its option, the Company may set a floor price under which AGS will not purchase the shares which were the subject of the notice request.

Furthermore, on December 12, 2012, the Company issued AGS a non-interest bearing convertible promissory note, in the amount of $525,000, which is convertible into an amount of shares of the Company's common stock whereby AGS shall hold 4.9% of the issued and outstanding common stock of the Company, otherwise than from the Financing Agreement;

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. Not Applicable

25. This offering is limited to AGS. No restrictions on resale apply.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. Not Applicable.

27. There are presently 1,016,617 outstanding shares that are not registered and only may be sold pursuant to an exemption from registration, including Rule 144.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. Not Applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Title: Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer

Name: Val Kazia, Age:54

Office Street Address: 1093 A1A Beach Blvd., #442, St. Augustine, FL 32080

Telephone No.: (904) 962-3373

Since March 2010, Val Kazia has been the CEO of O2 Secure Wireless, Inc., where he has been developing domestic broadband markets and a national cellular resale program with a Company branded prepaid MasterCard. Since December 2005, Mr. Kazia has been the President of Earthcom Service, Inc., where he implemented the business plan development and acquired FCC 3650Mhz licenses. Mr. Kazia has no other affiliations or board memberships. Mr. Kazia attended Florida State College at Jacksonville in 1978 and St. John's River State College from 1980 to 1982. The term of office of Val Kazia, the only director of the Company at present, expires in 2013.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

30. Chief Operating Officer: See above

31. Chief Financial Officer: See above

32. Not Applicable

DIRECTORS OF THE COMPANY

33. Number of Directors: 1

34. Not Applicable

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No Explain: Mr. Kazia was President of the issuer's subsidiary, Earthcom Service, Inc. prior to its acquisition by the issuer.

(b) Not Applicable.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

36. Not Applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	**% of Total**
Name: Val Kazia					
Common Stock	.0002	1,856,000	43%	1,856,000	3.37%
Preferred Stock*		5,000,000	100%	5,000,000	100%

*The Preferred Stock is convertible into shares of common stock at a ratio of 10 to 1. The Preferred Stock was issued to Val Kazia on May 6, 2010 in exchange for all of the outstanding shares of common stock of Earthcom Service, Inc.

Office Street Address:
1093 A1A Beach Blvd., #442,
St. Augustine, FL 32080

Telephone No. (904) 962-3373

Principal occupation: Chief Executive Officer of the Company

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 1,856,000 shares (43% of total outstanding)
After offering: Assuming maximum securities sold: 1,856,000 shares (3.37 % of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) Not Applicable.

(b)There is currently an outstanding loan of $21,901 due to Val Kazia from the Company.

(c) Not Applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	$0
Total:	$0	$0
Directors as a group (number of persons 1)	$0	$0

(b) In prior years the Company was unable to pay Mr. Kazia a salary, no change is expected for the upcoming year. However, at some point when the Company becomes profitable, Mr. Kazia will take a reasonable salary.

(c) The Company currently only has one employee; however the Company does not have an employment agreement.

41. (a) Not Applicable

(b) Not Applicable.

42. Val Kazia handles all key functions in the Company. However, there are no arrangements to assure that Mr. Kazia will remain with the Company and not compete upon any termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. There is no past litigation or administrative action which had a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. We are currently not subject to any pending or threatened litigation.

FEDERAL TAX ASPECTS

44. Not Applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. The operations of the Company and licensees can be directly affected domestically due to being subjected by FCC regulations. Placement of wireless facilities can be subject to FCC, FAA and local State, County and Municipalities regulations such as zoning, environmental and building code regulations. Sale and distribution of wireless end user products are also subject to FCC rules and regulations and could possibly affect the retail sales of such items. Internationally, the Company can experience delays or interference in its operations due to export regulations, US customs as well as the host country. Wireless licenses are also controlled by the host country agency that regulates wireless frequency transmissions, devices and facilities. These factors cannot be controlled by the Company but it would be reasonably considered that operating within the normal procedures of business that the company may have little or no interference in its operations long term.

46. *Financial Statements*

02 Secure Wireless, Inc. and Subsidiary

September 30, 2012
(Unaudited)

	PAGE

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Board of Directors
02 Secure Wireless, Inc.
1093 A 1 A Beach Blvd., #442
St. Augustine, Florida 32080

We have compiled the accompanying consolidated balance sheets of 0 2 Secure Wireless, Inc. (a Corporation) and Subsidiary as of September 30, 2012, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the twelve months ended September 30, 2012 and 2011, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is a representation of management. We have not audited or reviewed the accompanying consolidated financial statements and, accordingly, do not express an opinion or any other form of assurance on diem.

Chamberlain & Associates, P.A.
11/29/2012

02 SECURE WIRELESS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS		Sept 30, 2012		Sept 30, 2011
Current Assets:				
Cash and cash equivalents	$	9,443	$	25,546
Due from officers		21,901		_
Investments		30,081		26,970
Other current assets		400		400
Total Current Assets		61,825		52,916
Equipment, net		101,802		1,064
Intangibles, net		528,283		0
Goodwill		10,991,146		10,991,146
Other Assets		274,875		285,175
Total Assets		$11,957,931		$11,330,301

LIABILITIES AND STOCKHOLDERS' EQUITY

		Sept 30, 2012		Sept 30, 2011
Current Liabilities:				
Accounts payable and accrued expenses	$	569,534	$	569,534
Notes payable		100,747		100,747
Convertible notes payable		132,363		295,000
Due to related party		0		30,353
Total Current Liabilities		802,644		995,634
Long-Term Liabilities:				
Notes payable		45,000		0
Total Long-Term Liabilities		45,000		0
Stockholders' Equity:				
Common stock, no par value		15,595,756		14,643,120
Additional paid-in-capital		78,880		78,880
Retained deficit		(4,564,349)		(4,387,333)
Total Stockholders' Equity		11,110,287		10,334,667
Total Liabilities and Stockholders' Equity		11,957,931 1		11,330,301

See notes to unaudited consolidated financial statements

02 SECURE WIRELESS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Twelve Months Ended Sept 30,		Three Months Ended Sept 30,	
	2012	**2011**	**2012**	**2011**
Net Sales	$ 19,750	10,459	$ 13,000	0
Cost of Sales	10,848	34,427	5,850	67
Gross Margin	8,902	(23,968)	7,150	(67)
Operating Expenses:				
Legal and professional	48,496	47,838	14,464	27,526
Compensation	0	0	0	0
Communications	9,744	2,935	2,973	1,524
Bad debt	0	0	0	**0**
Depreciation and amortization	10,291	3,082	7,585	**698**
Other	106,068	179,838	23,035	67,195
Total Expenses	174,599	233,693	48,057	96,943
Loss From Operations	(165,697)	(257,661)	(40,907)	(97,010)
Other Income (Expenses):				
Interest expense	(11,319)	(5,250)	(1,350)	(2,250)
Loss on disposal of equipment	0	0	0	0
Total Other Income (Expense)	(11,319)	(5,250)	(1,350)	(2,250)
Net Loss	$ (177,016)	$ (262,911)	$ (42,257)	$ (99,260)

See notes to unaudited consolidated financial statements

02 SECURE WIRELESS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Twelve Months Ended Sept 30. 2012
(Unaudited)

	Preferred Stock		Common Stock		Additional		
	Shares	Amount	Shares	Amount	Paid in Capital	Retained Deficit	Total
Balance, September 30,2011			563,615,284	$ 14,643,120	$ 78,880	$ (4,387,333)	$10,334,667
Common Stock Issued for Cash			660,700,000	260,000			260,000
Common Stock Issued for Services			867,836,134	530,000			530,000
Common Stock Issued for Convertible Notes Payable			273,788,000	162,636			162,636
Common Stock Returned							
Net Income (Loss)						(177,016)	(177,016)
Balance, September 30,2012	0	0	2,365,939,418	$ 15,595,756	$ 78,880	$(4,564,349)	$11,110,287

See notes to unaudited consolidated financial statements

02 SECURE WIRELESS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Sept 30, 2012	Sept 30, 2011
Cash Flows from Operating Activities:		
Net loss	$(177,016)	$(262,911)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Loss on disposal of equipment	0	0
Depreciation and amortization expense	10,291	3,082
Changes in operating assets and liabilities:		
Accounts receivable	(52,254)	53,290
Other assets	10,300	(236,565)
Accounts payable and accrued expenses	0	4,000
Net Cash Flows from Operating Activities	(208,679)	(439,104)
Cash Flows from Investing Activities:		
Investment in Penson	(3,111)	(26,970)
Purchase of properties and equipment	(104,975)	6,793
Proceeds from disposal of equipment	0	0
Investment in Earthcom Service, Inc.	0	0
	0	0
Net Cash Flows from Investing Activities	(108,084)	(20,177)
Cash Flows from Financing Activities:		
Cash used to acquire new loan	(4,339)	0
Proceeds from issuance of stock	422,636	340,000
Proceeds from issuance of notes payable	(117,637)	145,000
Net Cash Flows from Financing Activities	300,660	485,000
Net Change in Cash and Cash Equivalents	(16,103)	25,719
Cash and Cash Equivalents, Beginning of Year	25,546	(173)
Cash and Cash Equivalents, End o f Year	$ 9,443	$25,546
Cash Used For:		
Interest	$19,969	$5,250

See notes to unaudited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30. 2012
(Unaudited)

A. Summary of Significant Accounting Policies:

Nature of Business:

02 Secure Wireless, Inc., a Georgia Corporation, was established on October 29, 2003. The Entity designs and maintains high-speed wireless broadband connection networks for customers throughout the southeastern United States and specializes in wireless tower construction and lease operations. It is also being structured to provide flat rate prepaid wireless services in developing countries.

Principles of Consolidation:

The accompanying unaudited consolidated financial statements include the financial statements of 02 Secure Wireless, Inc. and its wholly-owned subsidiaries, Earthcom Service, Inc. All significant transactions and balances between 02 Secure Wireless, Inc. and its subsidiaries have been eliminated in consolidation.

Financial Statements:

The accompanying condensed financial statements have been prepared without audit or review. Certain information and disclosures required by the accounting principles generally accepted in the United States have been condensed or omitted. These condensed financial statements reflect all Adjustments that, in the opinion of management, are necessary to present fairly the results of operations of the entity for the periods presented.

Basis of Accounting:
The accompanying unaudited consolidated financial statements of the entity have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Annual results could differ from those estimates.

Revenue Recognition:

Revenues from network service operations and consulting services are recognized at the time the service is completed. Revenues from network component sales are recognized at the time the goods are shipped.

(Continued)

A. Summary of Significant Accounting Policies (continued):

Cash and Cash Equivalents:

The Entity considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk:

Financial instruments that potentially subject the Entity to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits and accounts and notes receivable. The Entity has not experienced any losses in such accounts. Cash was not in excess of insured limits at September 30, 2012.

Allowance for Doubtful Accounts:

The carrying amount of receivables is reduced by an allowance that reflects managements' best estimate of the amounts *that* will not be collected. Management reviews each receivable and, based on historical bad debt experience and managements' evaluation of credit worthiness, estimates that portion, if any, of the balance that will be collected. The Entity considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Goodwill:

Goodwill is recognized to the extent that the purchase price of the acquisition exceeds the estimated fair value of the net assets acquired. Goodwill is tested for impairment annually. If there is an impairment it would be charged to operations in the period such impairment is determined. During the twelve months ended September 30, 2012, there were no changes in the carrying amount of the goodwill. Goodwill is the result of the purchase price of the stock of Earthcom Service, Inc. in excess of die fair value of the assets acquired (see Note C).

Equipment:

Equipment is stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation and amortization are provided using the accelerated methods over the estimated useful lives of the assets, which is five years.

(Continued)

A. Summary of Significant Accounting Policies (continued):

Income Taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carr)mg amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets i f it is more likely than not these items will either expire before the Entity is able to realize their benefits, or that future deductibles is uncertain. There were no current or deferred income tax expense or benefits for the years ended September 30, 2012 and September 30, 2011.

The Entity's wholly-owned subsidiary, Earthcom Service, Inc. is not recognized as a reporting entity for income tax purposes. Income and losses of the Entity are reported by the parent company on its corporate tax return.

B. Going Concern:

The accompanying unaudited consolidated financial statements have been prepared assuming that the Entity will continue as a going concern. The Entity has sustained operating losses since inception and it has been dependent upon limited private lending to provide sufficient working capital in order to finance its operations. Management believes that it can continue to raise debt and equity financing to support Its operations.
The Entity's ability to continue in existence is dependent upon developing additional sources of capital and/or achieving profitable operations. Management's plan is to raise capital through private financing initiatives and to fund operations utilizing the experience, expertise, and government connections obtained during the acquisition of Earthcom, Inc. The Entity's inability to fund its capital requirements would have a material adverse effect on the Entity. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

C. Earthcom Service. Inc. Merger:

Pursuant to the Agreement and Plan of Merger, dated May 4, 2010, by and between the Entity, Oxygen Acquisition Corporation (the wholly-owned subsidiary of the Entity), and Earthcom Service, Inc., the Entity acquired 100% of the outstanding shares of the common stock of Earthcom Service, Inc. The merger was a tax-free merger for the Entity. The acquisition will allow the Entity to expand its wireless services into developing countries and its cell tower setup and lease operations. Earthcom's results of operations will be included in the Entity"s results beginning May 4, 2010. Under the terms of the Merger Agreement, 500 shares of Earthcom Service, Inc. common stock and 1,000 shares of Oxygen Acquisition Corporation stock were exchanged for 550,001,000 shares of the Entity's common stock.

(Continued)

The merger will be accounted for under die purchase method of accounting in accordance with FASB ASC topic 805, Business Combinations. Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the merger date as summarized below:

Purchase Price:	
Earthcom Ser\ace, Inc. common stock exchanged	500
Oxygen Acquisition Corporation common stock exchanged	1,000
Total shares exchanged for Entity's common stock	1,500
Exchange ratio	366,667.333
Total shares of the Entity's common stock exchanged	550,001,000
Purchase price per share of die Entity's common stock	.02
Total value of the Entity's common stock exchanged	$ 11,000,020
Allocation of the Purchase Price:	
Fair value of net assets acquired (Earthcom stockholders' equity)	$ 8,874
Estimated goodwill resulting from the merger	$ 10,991,146

D. Fixed Assets:

Building & Equipment consist of the following at September 30, 2012:

Building & Equipment	$ 106,663
Less, accumulated depreciation	(4,059)
Total Building & Equipment, net	$ 102,604

Intangibles consist of die following at September 30, 2012:

Loan Costs	$534,515
Less, accumulated amortization	(6,232)
Total Intangible Assets, net	$528,283

Depreciation and amortization expenses were $10,291 and $3,082, respectively, for the twelve months ending September 30, 2012 and 2011.

(Continued)

E . Notes Payable:

Notes payable consists of the following at September 30, 2012:

Unsecured notes payable due on demand to an unrelated company at a rate per annum equal to 1%	$ 60,000
Unsecured notes payable due on demand to an unrelated party without interest	**32,000**
Unsecured notes payable due on demand to an unrelated party at a rate per annum equal to 8%	8,747
Unsecured note payable to an unrelated party at a rate per annum equal to 12%, monthly interest payments of $450, principal balance due upon maturity together with any interest accrued on April 1, 2017.	45,000
Total Notes Payable	$ 145,747

F. Convertible Notes Payable:

On June 25, 2010, the Entity' received $100,000 and $80,000 in convertible notes from two unrelated parties at a rate per annum equal to 6%. On February 28, 2011 the holders of the notes elected to convert the notes into 9,000,000 registered shares of the Entity's common stock.

On November 10, 2010, the Entity received $50,000 in the form of a convertible note from an unrelated party and additional borrowings of $15,000 and $100,000 in February and March 2011, respectively. The total liabilities of as of March 31, 2011 is $165,000 at an interest rate per annum equal to 6%. The holder of the note may elect to convert die note into registered shares of the Entity's common stock. In die event the note is converted, the initial conversion price in determining shares to be issued is $.005, which may be subject to certain adjustments as defined in the promissory note.

On June 1, 2011, the Entity received $30,000 in the form of a convertible note from an unrelated party at an interest rate equal to 8% per annum, payable semi-annually on the last day of May and November in each year, commencing on November 30, 2011, until the principal hereof shall have become due and payable, whether at maturity. May 31, 2013, or by acceleration.. The holder of the note may elect to convert the note into registered shares of the Entity's common stock. In the event the note is converted, the initial conversion price shall be determined as defined in the promissory note.

On August 9, 2011, the Entity received $100,000 in the form of a convertible note from an unrelated party at an interest rate equal to 6% per annum until the principal hereof shall have become due and payable. On February 9, 2012, the Convertible Notes shall mature and the Company shall pay all outstanding principal and accrued interest, unless die Holder has elected to convert the Convertible Notes to shares o f common stock. In the event the note is converted, the initial conversion price in determining shares to be issued is $.002, up to and including August 9, 2012, when the Convertible Notes shall mature.

(Continued)

On June 07, 2012, die holder of a $100,000 convertible note elected to partially convert $20,636.40 of the note into 68,788,000 registered shares of the Entity's common stock.

On June 27, 2012, the holder of a $100,000 convertible note elected to convert the note into 50,000,000 registered shares of the Entity's common stock.

On July 13, 2012, the holder of a $100,000 convertible note elected to partially convert $22,000 of the note into 55,000,000 registered shares of the Entity's common stock.

On August 30, 2012, the holder o f a $100,000 convertible note elected to partially convert $20,000 of the note into 100,000,000 registered shares of the Entity's common stock.

Stockholders' Deficit:

As of September 30, 2010, 984,369,629 shares of common stock, no par value, were issued and outstanding out of the 1,500,000,000 shares of common stock authorized.

On February 28, 2011, convertible notes totaling $180,000 were converted into 9,000,000 shares of common stock.

On March 10, 2011, certificate #2694 was cancelled and 500,000,000 shares of common stock were returned to treasury. At a future date 5,000,000 shares of preferred stock will be issued to replace the 500,000,000 shares of common stock that was returned. However, to date, the preferred shares have not yet been issued.

On May 19, 2011, 20,645,655 shares of common stock, no par value, were issued in accordance with terms of the merger.

On June 27, 2011, 6,250,000 shares of common stock were issued for $25,000, as part of a $1,000,000 Exempt Offering, under Rule 504 of Regulation D of the Securities & Exchange Act of 1933.

The Entity sold 24,850,000 shares of common stock for $100,000 received in four disbursements of $25,000 each during July & August 2011.

On September 27, 2011 the Entity sold 18,500,000 shares of common stock for $35,000.
As of September 30, 2011, 563,615,284 shares of common stock, no par value, were issued and outstanding out of the 1,500,000,000 shares of common stock authorized. In addition, 10,000,000 shares of preferred stock were authorized, 5,000,000 are yet to be issued.

On October 20, 2011, 13,800,000 shares of common stock, no par value, were issued for $25,000.
On November 03, 2011, 13,900,000 shares of common stock, no par value, were issued for $15,000.
On November 21, 2011, 25,000,000 shares of common stock, no par value, were issued for $25,000.
On December 21, 2011, 43,000,000 shares of common stock, no par value, were issued for $15,000.

During February & March of 2012, 80,000,000 shares of common stock, no par value, were issued for $40,000.

(Continued)

During April & May of 2012, 55,000,000 shares of common stock, no par value, were issued for 140,000. As well as in June, two convertible notes with a total value of $120,636.40 were converted into 118,788,000 shares o f the Entity's common stock, no par value.

During July, August & September of 2012, 430,000,000 shares of common stock, no par value, were issued for a total of | 100,000. Another 37,500,000 and 830,336,134 was issued in exchange for processing fee funding of $30,000 and $500,000,000 respectively. In addition, there was $42,000 of partial loan conversions for 155,000,000 shares of the Entity's common stock, no par value.

H. Contingencies and Uncertainties:

The Entity is involved in certain legal matters that it considers incidental to its business. In management's opinion, none of these legal matters will have a material effect on the Entity's financial position or the results of operations.

I. Subsequent Events:

Management has evaluated subsequent events through November 29, 2012, the date when the financial statements were available to be issued and has determined the following:

There were no subsequent events to report.

(Continued)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. The Financial Statements have shown losses over the past years as the Company mainly has only had organizational and start up type of expenses, trying to establish themselves and bring in investors so that they can expand into new markets.

48. The Company originally was formed to be a wireless ISP provider in the Atlanta, Georgia market. The Company experienced a downturn with cancelation of their service contract with a major wireless carrier. Management changes and technology developments added to the deterioration of sales. The Company with new management in 2012 is poised to implement the latest advanced combination of wireless technology while reducing its infrastructure costs that typically put a tremendous financial burden on wireless network infrastructure. By doing so, this allows the Company to recoup development costs faster and with fewer customers this develops into rapid development of expanded services and market coverage areas. The Company's formula for deployment is two-thirds less the cost of a typical wireless network deployment. By deploying advanced equipment technology, upgrades can be incorporated with existing equipment rather the need of total replacement as has been the norm in the industry since inception. All of this could give the Company a faster edge then competitors and have a favorable impact on the profitability of the Company short term while reducing long term development costs. Rapid deployment and low operating costs are the keys to profitability and delivering reliable affordable wireless services.

49. The Company did not have significant sales during its last fiscal year to be able to measure the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: The anticipated gross margin for next year of operations is expected to go up. Current gross margin figures are available for the industry; but cannot be used as a comparison to the industry standard as the Company is not operating to full potential yet.

50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 100%. Sales last fiscal year were 99% service contracts performed by the company for businesses in the wireless industry, and 1% was income derived from the distribution of the prepaid debit card. Domestic sales and International sales will increase in 2013 due to development of service networks providing broadband services and sales and distribution of end user wireless products. In addition, debit card sales should increase from more advertising based on the availability of funds.

PART III — EXHIBITS

Item 1. Index to Exhibits

EXHIBITS

1.1	Form of Reg A Equity Financing Agreement, by and between O2 Secure Wireless and AGS Capital Group, LLC, dated September 21, 2012
1.2	Non-interest Bearing Convertible Promissory Note issued by the Company to AGS Capital Group, LLC on December 12, 2012
2.1	Amended and Restated Articles of Incorporation for O2 Secure Wireless, Inc.
2.2	By-Laws of O2 Secure Wireless, Inc.
3.1	Specimen Common Stock Certificate
6.1	Form of The City of Palm Coast FiberNET Broadband Network Agreement, by and between the City of Palm Coast, Florida and O2 Secure Wireless, Inc., dated February 14, 2011
6.2	Form of Managed Service Agreement, by and between MIND Software, Inc. and Earthcom Service Inc., Dated July 30, 2010
6.3	Form of Cost Plus Percentage Contract, by and between Earthcom Services, Inc. and Pennington & Associates, Inc., dated May 25, 2010
10.1	Consent of Matthew McMurdo, Esq., legal counsel (included in Exhibit 11.1)
10.2	Accountant's Consdent
10.3	Consent of AGS Capital Group, LLC.
11.1	Opinion of Matthew McMurdo, Esq., legal counsel

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St Augustine, Florida, State of Florida, on February 18, 2013.

O2 Secure Wireless, Inc.

____

By: Val Kazia, Chief Executive Officer

Exhibit 1.1

REG A RESERVE EQUITY FINANCING AGREEMENT

THIS AGREEMENT dated as of the 21st day of September 2012 (the "Agreement") between **AGS Capital Group, LLC** (the "Investor"), and **O2 Secure Wireless, Inc.** (the "Company").

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company up to Two Million Five Hundred Thousand Dollars ($2,500,000) of the Company's fully registered, freely tradable common stock (the "Common Stock"),; and

WHEREAS, such investments will be made in reliance upon the provisions of the Securities Act of 1933, as amended, and the regulations promulgated thereunder (the "**Securities Act**"), and or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments to be made hereunder.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I.
Certain Definitions

Section 1.1. "Advance" shall mean the portion of the Commitment Amount requested by the Company in the Advance Notice.

Section 1.2. "Advance Date" shall mean the fifth Trading Day after expiration of the applicable Pricing Period for each Advance.

Section 1.3. "Advance Notice" shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the Advance amount that the Company requests from the Investor. An Advance Notice cannot be sent if a prior Advance has not yet been completed. No Advance Notice can be delivered by the Company on a day which is not a Trading Day.

Section 1.4. "Advance Notice Date" shall mean each date the Investor receives (in accordance with Section 2.2(b) of this Agreement) an Advance Notice. Company shall notify Investor of its intent to deliver an Advance Notice five days before sending it. This five day notice may be waived in writing by both parties.

Section 1.5. "Advance Shares" shall mean the shares of Common Stock issued and sold to the Investor pursuant to an Advance Notice under the terms and conditions hereof.

Section 1.6. "Average Daily Trading Volume" means the average trading volume of the ten Trading Days prior to the date of delivery of the Advance Notice that results from excluding: (i) any irregular trading, pre-arranged special crossings, off market transfers, Block Trades or abnormal trades which the Investor had no opportunity to participate and (ii) the five highest trading volume days.

Section 1.7 "Block Trades" shall mean (A) block trades that exceed a number of shares valued at $50,000, if the VWAP of the Company's Common Stock is greater than $0.10 for the five (5) Trading Days immediately preceding the Advance Notice Date, and shall mean (B) block trades that exceed the lesser of (i) 100,000 shares of Common Stock or (ii) a number of shares valued at $10,000, if the VWAP of the Company's Common Stock is $0.10 or less for the five (5) Trading Days immediately preceding the Advance Notice Date.

Section 1.8. "Closing Bid Price" means, the Common Stock as of any date, the last closing bid price for such security during Normal Trading on the O.T.C. Bulletin Board, or, if the O.T.C. Bulletin Board is not the principal securities exchange or trading market for such security, the last closing bid price during normal trading of such security on the principal securities exchange or trading market where such security is listed or traded as reported by such principal securities exchange or trading market, or if the foregoing do not apply, the last closing bid price during normal trading of such security in the over-the-counter market on the electronic bulletin board for such security, or, if no closing bid price is reported for such security, the average of the bid prices of any market makers for such security as reported in the "pink sheets" by the Pink OTC Markets, Inc. If the Closing Bid Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Bid Price of such security on such date shall be the fair market value as mutually determined by the Company and the Investor. If the Company and the Investor are unable to agree upon the fair market value of the Common Stock, then such dispute shall be resolved by an investment banking firm mutually acceptable to the Company and the Investor in this offering and any fees and costs associated therewith shall be paid by the Company.

Section 1.9. "Closing" shall mean one of the closings of a purchase and sale of Common Stock pursuant to Section 2.3.

Section 1.10. "Commitment Amount" shall mean the aggregate amount of Two Million Five Hundred Thousand Dollars ($2,500,000) which the Investor has agreed to provide to the Company in order to purchase the Company's Common Stock pursuant to the terms and conditions of this Agreement.

Section 1.11. "Commitment Period" shall mean the period commencing on the Effective Date, and expiring upon the termination of this Agreement in accordance with Section 10.2.

Section 1.12. "Common Stock" shall mean the Company's freely tradable, fully registered and unencumbered common stock.

Section 1.13. "Condition Satisfaction Date" shall have the meaning set forth in Section 7.2.

Section 1.14. "Damages" shall mean any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorney's fees and disbursements and costs and expenses of expert witnesses and investigation).

Section 1.15. "Effective Date" shall mean the date on which the SEC approves the Form 1-A.

Section 1.16. Deleted.

Section 1.17. "Material Adverse Effect" shall mean any condition, circumstance, or situation that may result in, or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of the Agreement, including on the legal status of the Common Stock as free trading, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company, taken as a whole, (iii) a material adverse effect on the Company's ability to perform its obligations hereunder in any material respect on a timely basis its obligations under the Agreement (iv) shares of the Company cease to be listed or trading of Shares is suspended continuously for more than 5 trading days.

Section 1.18. "Environmental Laws" shall have the meaning set forth in Section 4.10.

Section 1.19. Deleted.

Section 1.20. "Evaluation Date" shall have the meaning set forth in Section 4.26.

Section 1.21. "Event of Default" shall have the meaning set forth in Section 7.2.

Section 1.22. "Indemnified Liabilities" shall have the meaning set forth in Section 5.1(a).

Section 1.23. "Indemnified Party" shall have the meaning set forth in Section 5.2.

Section 1.24. "Indemnifying Party" shall have the meaning set forth in Section 5.2.

Section 1.25. "Investor Indemnitees" shall have the meaning set forth in Section 5.1(a).

Section 1.26. "Losses" shall have the meaning set forth in Section 5.1(b).

Section 1.26. "Material Adverse Effect" shall mean any condition, circumstance, or situation that may result in, or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of the Agreement, including on the legal status of the Advance Shares as free trading, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company, taken as a whole, (iii) a material adverse effect on the Company's ability to perform its obligations hereunder in any material respect on a timely basis its obligations under the Agreement (iv) shares of the Company cease to be listed or trading of the Common Stock is suspended continuously for more than five (5) trading days.

Section 1.27. "Market Price" shall mean the average of the three lowest bid prices of the Company's Common Stock during the Pricing Period.

Section 1.28. **"Maximum Advance Amount"** The dollar amount of Common Stock sold to the Investor in each Advance may be up to $250,000, provided that the number of Advance Shares sold in each Advance shall not exceed 300% of the Average Daily Trading Volume. The Maximum Advance Amount may be increased upon mutual written consent of the Company and the Investor.

Section 1.29. "Maximum Common Stock Issuance" shall have the meaning set forth in Section 2.8.

Section 1.30. "Ownership Limitation" shall have the meaning set forth in Section 2.2.

Section 1.31. "Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.32. "Pricing Period" shall mean the twenty (20) consecutive Trading Days after the Advance Notice Date.

Section 1.33. "Principal Market" shall mean the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the American Stock Exchange, the OTC Bulletin Board, or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Common Stock.

Section 1.34. "Purchase Price" shall mean fifty percent (50%) of the Market Price during the Pricing Period.

Section 1.35. Deleted.

Section 1.36. Deleted.

Section 1.37. "Related Party" shall have the meaning set forth in Section 6.15.

Section 1.38. "Rule 144" shall mean Rule 144 (or any similar provision then in force) promulgated under the Securities Act.

Section 1.39 "Safety Net Price" means, in relation to each Advance, the price determined by the Company in the applicable Advance Notice, provided that such Safety Net Price shall in no case be lower than the VWAP for the five Trading Days immediately preceding the applicable Advance Notice, less the discount provided for in the Purchase Price. For greater certainty, if the Company omits to determine a Safety Net Price or determines Safety Net Price that is lower than the VWAP for the 5 Trading Days immediately preceding the applicable Advance Notice, less the discount provided for in the Purchase Price, the Safely Net Prices shall be equal to the volume weighted average price for the 5 Trading Days immediately preceding the applicable Advance Notice, less the discount provided for in the Purchase Price.

Section 1.40. "SEC" shall mean the United States Securities and Exchange Commission.

Section 1.41. "Securities Act" shall have the meaning set forth in the recitals.

Section 1.42. "Third Party Claim" shall have the meaning set forth in Section 5.2(b).

Section 1.43. "Trading Day" shall mean any day during which the New York Stock Exchange shall be open for business.

Section 1.44. "Valuation Event" shall have the meaning set forth in Section 2.9.

Section 1.45. "VWAP" means, as of any date, the daily dollar volume-weighted average price for the Common Stock as reported by Bloomberg, LP through its "Historical Price Table Screen (HP)" with Market: Weighted Ave function selected (or comparable financial news service (U.S market only), or, if no dollar volume-weighted average price is reported for such security by Bloomberg, LP (or comparable financial news service (U.S market only), the average of the highest Closing Bid Price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink OTC Markets Inc.

Section 1.46. "Registrable Securities" shall mean the Advance Shares to be issued hereunder (i) in respect of which a Form 1-A has not been approved (ii) which have not been sold under circumstances meeting all of the applicable conditions of Rule 144 or (iii) which have not been otherwise transferred to a holder who may trade such Advance Shares without restriction under the Securities Act, and the Company has delivered a new certificate or other evidence of ownership for such securities not bearing a restrictive legend.

Section 1.47. "SEC" shall mean the United States Securities and Exchange Commission.

Section 1.48. "Securities Act" shall have the meaning set forth in the recitals of this Agreement.

Section 1.49. "Trading Cushion" Unless the parties agree in writing otherwise, there shall be a minimum of three (3) Trading Days between the expiration of any Pricing Period and the beginning of the next succeeding Pricing Period.

Section 1.50. "Trading Day" shall mean any day during which the New York Stock Exchange shall be open for business.

Section 1.51. "VWAP" means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, LP through its "Historical Price Table Screen (HP)" with Market: Weighted Ave function selected (or comparable financial news service (U.S market only), or, if no dollar volume-weighted average price is reported for such security by Bloomberg, LP (or comparable financial news service (U.S market only), the average of the highest Closing Bid Price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC.

ARTICLE II.
Advances

Section 2.1. Advances"

Subject to the terms and conditions of this Agreement (including, without limitation, the provisions of Article VII hereof), the Company, at its sole and exclusive option, may issue and sell to the Investor, and the Investor shall purchase from the Company, Advance Shares, by the delivery, in the Company's sole discretion, of Advance Notices. The aggregate maximum amount of all Advances that the Investor shall be obligated to make under this Agreement shall not exceed the Commitment Amount. Once an Advance Notice is received by the Investor, it shall not be terminated, withdrawn or otherwise revoked by the Company except as set forth in this Agreement.

Section 2.2. Mechanics.

(a) Advance Notice. At any time during the Commitment Period, the Company may require the Investor to purchase Advance Shares by delivering an Advance Notice to the Investor, subject to the conditions set forth in Article VII; provided, however, that (i) the amount for each Advance as designated by the Company in the applicable Advance Notice shall not be more than the Maximum Advance Amount, (ii) the aggregate amount of the Advances pursuant to this Agreement shall not exceed the Commitment Amount, (iii) in no event shall the number of Advance Shares issuable to the Investor pursuant to an Advance cause the aggregate number of shares of Common Stock beneficially owned by the Investor and its affiliates to meet or exceed five (5%) percent of the then outstanding Common Stock (the "Ownership Limitation") (as of the date of this Agreement, Investor and its affiliates held zero (0%) percent of the outstanding Common Stock), (iv) under no circumstances shall the aggregate offering price or number of Advance Shares, as the case may be, exceed the aggregate offering price or number of shares of Common Stock available for issuance under the Form 1-A (v) the Common Stock must be DWAC eligible and sent to the Investor in electronic form, instead of certificate form, and (vi) the Commitment Shares shall have been received and cleared by the Investor's brokerage account so they are of a status where they can currently be sold by the Investor

(b) Date of Delivery of Advance Notice. An Advance Notice shall be deemed delivered on (i) the Trading Day it is received by email (to the address set forth in Section 11.1 herein) by the Investor if such notice is received prior to 5:00 pm Eastern Time, or (ii) the immediately succeeding Trading Day if it is received by email after 5:00 pm Eastern Time on a Trading Day or at any time on a day which is not a Trading Day. No Advance Notice may be deemed delivered on a day that is not a Trading Day. The Company acknowledges and agrees that the Investor shall be entitled to treat any email it receives from officers whose email addresses are identified by the Company purporting to be an Advance Notice as a duly executed and authorized Advance Notice from the Company.

Section 2.3. Closings.

(a) On the Advance Date, the Company shall deliver to the Investor's brokerage account in electronic form, such number of Advance Shares of the DWAC eligible Common Stock registered in the name of the Investor in accordance with the Advance Notice and pursuant to this Agreement. Once such Advance Shares have been accepted by the Investor, the Investor shall immediately deliver to the Company the amount of the Advance by wire transfer of immediately available funds as determined by the Purchase Price. On or prior to the Advance Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings required to be delivered by either of them pursuant to Section 2.3(b) below in order to implement and effect the transactions contemplated herein. To the extent the Company has not paid the fees, expenses, and disbursements of the Investor in accordance with Section 12.4, the amount of such fees, expenses, and disbursements may be deducted by the Investor (and shall be paid to the relevant party) directly out of the proceeds of the Advance with no reduction in the number of Advance Shares to be delivered on such Advance Date.

(b) Obligations Upon Closing. The Investor agrees to advance the amount corresponding to the Advance Notice to the Company upon completion of each of the following conditions:

(i) The Company shall have delivered via electronic delivery to the Investor the Advance Shares applicable to the Advance in accordance with Section 2.3(a).

(ii) Form 1-A and Circular shall be qualified for the resale of all applicable Advance Shares to be issued in connection with the Advance and any certificates evidencing such shares shall be free of restrictive legends.

(iii) the Company shall have obtained all material permits and qualifications required by any applicable state for the offer and sale of the Registrable Securities, or shall have the availability of exemptions therefrom. The sale and issuance of the Registrable Securities shall be legally permitted by all laws and regulations to which the Company is subject;

(iv) The Company shall have paid any unpaid fees and the Commitment Shares as set forth in Section 12.4 below or withheld such amounts as provided in Section 2.3(a);

(v) the Company's transfer agent shall be DWAC eligible.

(vi) The conditions in Section 7.2 below are satisfied and provided the Company is in compliance with its obligations in this Section 2.3, the Investor shall wire to the Company the amount of funds pursuant to the Advance Notice and this Agreement.

Section 2.4. Lock Up Period. On the date hereof, the Company shall obtain from each officer and director a lock-up agreement, as defined below, in the form annexed hereto as Schedule 2.4. The Company shall cause its officers and directors to refrain from selling Common Stock during each Pricing Period.

Section 2.5. Hardship. In the event the Investor sells shares of the Advance Shares after receipt of an Advance Notice and the Company fails to perform its obligations as mandated in Section 2.3, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage would occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce, without the posting of a bond or other security, the terms and provisions of this Agreement.

Section 2.6. Removal of Restricted Legends. If the Company is fully reporting six months after the issuance of any restricted stock to Investor, and rejects the Investors request to direct the Company's transfer agent to remove the restricted legend from the Investor's stock certificate three days after the Investor's request to remove such restricted legend, then the Company shall pay the Investor USD1,000.00 for each day the company fails to remove such restricted legend. Company covenants that there shall be no justifiable reason not to remove the restricted legend from the stock certificates and in the event that Company attempts to offer such justification, the Company shall pay the Investor USD$2,000.00 for each day the company fails to remove such restricted legend.

Section 2.7 Increase in Commitment Amount. At any time prior to the one year anniversary of the Effective Date (the "Commitment Increase Date") the Company may notify the Investor in writing that it wishes to increase the Commitment Amount (provided that the Company has the ability to register the additional Commitment Amount on the Form 1-A) effective upon the Commitment Increase Date and the Commitment Amount shall automatically be deemed increased.

Section 2.8 Reimbursement. If (I) the Investor becomes involved in any capacity in any action, proceeding or investigation brought by any shareholder of the Company, in connection with or as a result of the consummation of the transactions contemplated by the Reserve Equity Financing, or if the Investor is impleaded in any such action, proceeding or investigation by any person (other than as a result of a breach of the Investor's representations and warranties set forth in this Agreement); or (II) the Investor becomes involved in any capacity in any action, proceeding or investigation brought by the SEC against or involving the Company or in connection with or as a result of the consummation of the transactions contemplated by the Reserve Equity Financing (other than as a result of a breach of the Investor's representations and warranties set forth in this Agreement), or if this Investor is impleaded in any such action, proceeding or investigation by any person, then in any such case, the Company will reimburse the Investor for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, as such expenses are incurred. In addition, other than with respect to any matter in which the Investor is a named party, the Company will pay to the Investor the charges, as reasonably determined by the Investor, for the time of any officers or employees of the Investor devoted to appearing and preparing to appear as witnesses, assisting in preparation for hearings, trials or pretrial matters, or otherwise with respect to inquiries, hearing, trials, and other proceedings relating to the subject matter of this Agreement. The reimbursement obligations of the Company under this section shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliates of the Investor that are actually named in such action, proceeding or investigation, and partners, directors, agents, employees, attorneys, accountants, auditors and controlling persons (if any), as the case may be, of Investor and any such affiliate, and shall be binding upon and inure to the benefit of any successors of the Company, the Investor and any such affiliate and any such person. Any and all costs that Investor pays for relating to clearing and processing stock certificates shall be deducted from any payment the Company receives from Investor.

Section 2.9 Overall Limit on Issuable Common Stock. Notwithstanding anything contained herein to the contrary, if during the Commitment Period the Company becomes listed on an exchange that limits the number of shares of Common Stock that may be issued without shareholder approval, then the total number of Advance Shares issuable by the Company and purchasable by the Investor pursuant to this Agreement shall not exceed that number of shares of Common Stock that may be issuable without shareholder approval (the "Maximum Common Stock Issuance"). If such issuance of Advance Shares could cause a delisting on the Principal Market, then the Maximum Common Stock Issuance shall first be approved by the Company's shareholders in accordance with applicable law and the By-laws and Amended and Restated Articles of Incorporation of the Company. The parties understand and agree that the Company's failure to seek or obtain such shareholder approval shall in no way adversely affect the validity and due authorization of the issuance and sale of Advance Shares in accordance with the terms and conditions hereof to the Investor or the Investor's obligation in accordance with the terms and conditions hereof to purchase a number of Advance Shares in the aggregate up to the Maximum Common Stock Issuance limitation, and that such approval pertains only to the applicability of the Maximum Common Stock Issuance limitation provided in this Section 2.8.

Section 2.10. Valuation Event. The Company agrees that it shall not take any action that would result in a Valuation Event occurring during a Pricing Period. Valuation Event shall mean an event in which the Company at any time during a Pricing Period takes any of the following actions: (i) subdivides or combines its Common Stock, (ii) pays a dividend in Ordinary Shares or makes any other purchase of its Ordinary Shares, (iii) issues any options or other rights to subscribe for or purchase Common Stock and the price per share for which the Common Stock may at any time thereafter be issuable pursuant to such options or other rights shall be less than the Purchase Price for each of the two (2) immediately prior Pricing Periods, (iv) issues any securities convertible into or exchangeable for Common Stock and the consideration per share for which shares of Common Stock may at any time thereafter be issuable pursuant to the terms of such convertible or exchangeable securities shall be less than the Subscription Price for each of the two (2) immediately prior Pricing Periods, or (v) issues shares of Common Stock otherwise than as provided in the foregoing subsections (i) thorough (iv), at a price per share less, or for other consideration lower, than the Purchase Price for each of the two (2) immediately prior Pricing Periods, or without consideration.

ARTICLE III.
Representations of Investor

Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof and as of each Advance Date:

Section 3.1. Organization and Authorization. The Investor is duly incorporated or organized and validly existing in the jurisdiction of its incorporation or organization and has all requisite power and authority to purchase and hold the securities issuable hereunder. The decision to invest and the execution and delivery of this Agreement by such Investor, the performance by such Investor of its obligations hereunder and the consummation by such Investor of the transactions contemplated hereby have been duly authorized and requires no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments (including, without limitations, the Form 1-A), on behalf of the Investor. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

Section 3.2. Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction. It recognizes that its investment in the Company involves a high degree of risk.

Section 3.3. No Legal Advice From the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his or its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.4. Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information it deemed material to making an informed investment decision. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor's right to rely on the Company's representations and warranties contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables such Investor to obtain information from the Company in order to evaluate the merits and risks of this investment.

Section 3.5. Receipt of Documents. The Investor and its counsel have received and read in their entirety: (i) this Agreement and the Exhibits annexed hereto; (ii) all due diligence and other information necessary to verify the accuracy and completeness of such representations, warranties and covenants; and (iii) answers to all questions the Investor submitted to the Company regarding an investment in the Company; and the Investor has relied on the information contained therein and has not been furnished any other documents, literature, memorandum or prospectus.

Section 3.6. Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any "Affiliate" of the Company (as that term is defined in Rule 405 of the Securities Act).

Section 3.7. Trading Activities. The Investor's trading activities with respect to the Common Stock shall be in compliance with all applicable securities laws, rules and regulations and the rules and regulations of the Principal Market on which the Common Stock is listed or traded. Investor makes no representations or covenants that it will not engage in trading in the securities of the Company, other than the Investor will not engage in any short sales of the Common Stock at any time during the Agreement. The Company acknowledges, without exception, that the Investor has the right to sell Common Stock at any and all times during the Commitment Period. Nothing contained in this Agreement shall be deemed a representation or warrant by the Investor to hold any Stock for any period of time. The Company acknowledges and agrees that transactions in its securities by the Investor may impact the market price of the Stock, including during periods when the prices at which the Company may be required to issue Investor's Stock are determined.

ARTICLE IV.
Representations and Warranties of the Company

Except as stated below, on the disclosure schedules attached hereto the Company hereby represents and warrants to, and covenants with, the Investor that the following are true and correct as of the date hereof:

Section 4.1. Organization and Qualification. The Company is duly incorporated or organized and validly existing in the jurisdiction of its incorporation or organization and has all requisite corporate power to own its properties and to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

Section 4.2. Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and any related agreements, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) this Agreement and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement and assuming the execution and delivery thereof and acceptance by the Investor and any related agreements constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

Section 4.3. Capitalization. The authorized capital stock of the Company consists of _________ shares of Common Stock, of which ____________ shares of Common Stock are issued and outstanding, and _____________ shares of authorized Preferred Stock, of which no shares are issued and outstanding All of such outstanding shares have been validly issued and are fully paid and nonassessable. No shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. Except as disclosed on Schedule 4.3, as of the date hereof, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities (iii) there are no outstanding Form 1-A and Circulars; and (iv) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except pursuant to the Form 1-A and Circular), except pursuant to the terms of an agreement between the Company and the Investor. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein. The Company has furnished to the Investor true and correct copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's By-laws, as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

Section 4.4. No Conflict. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Certificate of Incorporation, any certificate of designations of any outstanding series of preferred stock of the Company or By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market on which the Common Stock is quoted) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company or any of its subsidiaries is bound or affected and which would cause a Material Adverse Effect. Neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries. The business of the Company and its subsidiaries is not being conducted in violation of any material law, ordinance, and regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its subsidiaries are unaware of any fact or circumstance which might give rise to any of the foregoing.

Section 4.5. SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Securities Exchange Act for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed prior to the date hereof or amended after the date hereof and all exhibits include therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the "SEC Documents") on timely basis or has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension. The Company has delivered to the Investor or its representatives, or made available through the SEC's website at http://www.sec.gov., true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Such financial statements have been prepared in accordance with generally accepted accounting principles. No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made and not misleading.

Section 4.6. No Misstatement or Omission. Each part of the Form 1-A and Circular, when such part became or becomes qualified, and the Prospectus, on the date of filing thereof with the SEC and at each Advance Notice Date and Closing Date, conformed or will conform in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder; each part of the Form 1-A and Circular, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus, on the date of filing thereof with the SEC and at each Advance Notice Date and Share Issuance Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by the Investor expressly stating that such information is intended for use in the Form 1-A and Circular, the Prospectus, or any amendment or supplement thereto.

Section 4.7. No Default. The Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it is or its property is bound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of the Company under its Certificate of Incorporation, By-Laws, any material indenture, mortgage, deed of trust or other material agreement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rules or regulation of any court or governmental agency or body having jurisdiction over the Company or its properties, in each case which default, lien or charge is likely to cause a Material Adverse Effect on the Company's business or financial condition.

Section 4.8. Absence of Events of Default. No Event of Default, as defined in the respective agreement to which the Company is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (as so defined), has occurred and is continuing, which would have a Material Adverse Effect on the Company's business, properties, prospects, financial condition or results of operations. The Company shall notify the Investor immediately upon any Event of Default, or anything that is likely to detrimentally affect the ability of the Company to perform its obligations under this Agreement, occurring, or becoming, to the Company's knowledge, likely to occur, and include the specifics of such Event of Default or other event in its notice. At the Investor's request, the Company shall provide the Investor with a certificate signed by two (2) of its directors or its Chief Executive Officer, which shall state whether an Event of Default has occurred or is continuing.

Section 4.9. Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

Section 4.10. Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened. None of the Company's or its subsidiaries' employees is a member of a union and the Company and its subsidiaries believe that their relations with their employees are good.

Section 4.11. Environmental Laws. The Company and its subsidiaries are (i) in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval.

Section 4.12. Title. The Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

Section 4.13. Insurance. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its subsidiaries, taken as a whole.

Section 4.14. Regulatory Permits. The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

Section 4.15. Internal Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and the rules and regulations as promulgated by the SEC to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.16. No Material Adverse Breaches, etc. Neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is in breach of any contract or agreement which breach, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries.

Section 4.17. Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Stock or any of the Company's subsidiaries, wherein an unfavorable decision, ruling or finding would (i) have a Material Adverse Effect on the transactions contemplated hereby (ii) adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement or any of the documents contemplated herein, or (iii) have a Material Adverse Effect on the business, operations, properties, financial condition or results of operation of the Company and its subsidiaries taken as a whole.

Section 4.18. Reserved.

Section 4.19. Tax Status. The Company and each of its subsidiaries has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

Section 4.20. Certain Transactions. None of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 4.21. Rights of First Refusal. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section 4.22. Use of Proceeds. The Company shall use the net proceeds from this offering for working capital and other general corporate purposes including paying relevant fees and commissions incurred from this transaction. The Company will not provide any funding to or purchase an interest in any person listed by the United States Department of the Treasury's Office of Foreign Assets Control as a Specially Designated National and Blocked Person.

Section 4.23. Maintenance of Listing or Quotation on Principal Market. For so long as any securities issuable hereunder held by the Investor remain outstanding, the Company acknowledges, represents, warrants and agrees that it will /maintain the listing or quotation, as applicable, of its Common Stock on the Principal Market.

Section 4.24. Opinion of Counsel. Investor shall receive an opinion letter from counsel to the Company on the date hereof in the form attached hereto as Exhibit C.

Section 4.25. Opinion of Counsel. The Company will obtain for the Investor, at the Company's expense, any and all opinions of counsel which may be reasonably required in order to sell the securities issuable hereunder without restriction.

Section 4.26. Dilutive Effect. The Company understands and acknowledges that the number of Advance Shares issuable upon purchases pursuant to this Agreement will increase in certain circumstances including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the Pricing Period. The Company's executive officers and directors have studied and fully understand the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect on the shareholders of the Company. The Board of Directors of the Company has concluded, in its good faith business judgment, and with full understanding of the implications, that such issuance is in the best interests of the Company. The Company specifically acknowledges that, subject to such limitations as are expressly set forth in the Agreement, its obligation to issue Advance Shares upon purchases pursuant to this Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

Section 4.27. Acknowledgment Regarding Investor's Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor, partner or fiduciary of the Company or any of its affiliates or subsidiaries (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor's purchase of the Common Stock hereunder. The Company is aware and acknowledges that it may not be able to request Advances under this Agreement if it cannot obtain a qualified Form 1-A and Circular or if any issuances of Common Stock pursuant to any Advances would violate any rules of the Principal Market. The Company further is aware and acknowledges that any fees paid pursuant to Section 12.4 hereunder or Commitment Shares issued pursuant to Section 12.4(b) hereunder shall be earned on the date hereof and not refundable or returnable under any circumstances.

Section 4.28. No Advice From the Investor. The Company acknowledges that it has reviewed this Agreement and the transactions contemplated by this Agreement with his or its own legal counsel and investment and tax advisors. The Company is relying solely on such counsel and advisors and not on any statements or representations of the Investor or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction. The Company is not relying on any representation except for the representations of the Investor contained in this Agreement.

Section 4.29. No Similar Transactions. The Company has not entered into any transaction similar in nature to the one described in this Agreement.

Section 4.30 Other Transactions. During the Term of the Reserve Equity Financing, the Company will be prohibited from effecting or entering into (i) an agreement to effect any financing involving the sale of debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Ordinary Shares at a price that is based upon and/or varies with the trading prices of Company's Ordinary Shares at any time after the initial issuance of such securities or is subject to reset upon the occurrence of specified or contingent events and (ii) any agreement, including but not limited to an Equity Line of Credit, whereby the Issuer may sell securities at a future determined price. The Company confirms that it has not entered into any an agreement with any other fund or entity to effect any financing involving the sale of debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Ordinary Shares at a price that is based upon and/or varies with the trading prices of Company's Ordinary Shares at any time after the initial issuance of such securities or is subject to reset upon the occurrence of specified or contingent events and (ii) any agreement, including but not limited to an Equity Line of Credit, whereby the Issuer may sell securities at a future determined price. If the Company has entered into any such agreement listed in this Section 4.32 it shall disclose such agreement and terminate it prior to signing this Agreement.

Section 4.31 The Shares. The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued and fully paid and non-assessable, free and clear of all encumbrances and will be issued in compliance with all applicable United States federal and state securities laws; the capital stock of the Company, including the Common Stock, conforms in all material respects to the description thereof contained in the Form 1-A and Circular and the Common Stock, including the Shares, will conform to the description thereof contained in the Prospectus as amended or supplemented. Neither the stockholders of the Company, nor any other Person have any preemptive rights or rights of first refusal with respect to the Shares or other rights to purchase or receive any of the Shares or any other securities or assets of the Company, and no Person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act, any shares of capital stock or other securities or assets of the Company upon the issuance or sale of the Shares. The Company is not obligated to offer the Shares on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section 4.32 Broker Fees. No brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement, except as otherwise disclosed in this Agreement.

Section 4.33Blue Sky. The Company shall, at its sole cost and expense, on or before each of the Closing Dates, take such action as the Company shall reasonably determine is necessary to qualify the Securities for, or obtain exemption for the Securities for, sale to the Investor at each of the Closings pursuant to this Agreement under applicable securities or "Blue Sky" laws of such states of the United States, as reasonably specified by the Investor, and shall provide evidence of any such action so taken to the Investor on or prior to the Closing Date.

Section 4.34 Reservation of Shares. The Company shall reserve one hundred and sixty seven million (167,000,000) shares of Stock for the issuance of the Securities to the Investor as required hereunder. In the event that the Company determines that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5(F), the Company shall use all commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking shareholder approval for the authorization of such additional shares.

Section 4.35 Payment Set Aside. To the extent that the Company makes a payment or payments to the Investor hereunder or under the Form 1-A and Circular or the Investor enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be invalid or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

Section 4.36 Share Capital. There are no securities or instruments containing anti-dilution of similar provision that will be triggered by the issuance of shares of Common Stock pursuant to this Agreement. The Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement and there is no dispute as to the class of any shares of the Company.

Section 4.37 Acknowledgement of Terms. The Company acknowledges that: (i) it is voluntarily entering into this Agreement of its own freewill, (ii) it is not entering this Agreement under economic duress, (iii) the terms of this Agreement are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

ARTICLE V.
Indemnification

The Investor and the Company represent to the other the following with respect to itself:

Section 5.1. Indemnification.

(a) In consideration of the Investor's execution and delivery of this Agreement, and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor, and all of its officers, directors, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Investor Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement or the Form 1-A and Circular or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement or the Form 1-A and Circular or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Investor Indemnitee not arising out of any action or inaction of an Investor Indemnitee, and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Investor Indemnitees. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

(b) Contribution. In the event that the indemnity provided in Section 5.1 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company severally agrees to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively "Losses") to which the Company may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand from transactions contemplated by this Agreement. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Investor severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Investor on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by it, and benefits received by the Investor shall be deemed to be equal to the total discounts received by the Investor. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Investor on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Investor agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this section the Investor shall not be required to contribute any amount in excess of the amount by which the Purchase Price for Shares actually purchased pursuant to this Agreement exceeds the amount of any damages which the Investor has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. For purposes of this Article V, each person who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each director, officer, employee and agent of the Investor shall have the same rights to contribution as the Investor, and each person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Company who shall have signed the Form 1-A and Circular and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this section.

(c) The remedies provided for in this Article V are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified person at law or in equity. The obligations of the parties to indemnify or make contribution under this Article V shall survive termination.

Section 5.2 Notification of Claims for Indemnification. Each party entitled to indemnification under this Article V (an "Indemnified Party") shall, promptly after the receipt of notice of the commencement of any claim against such Indemnified Party in respect of which indemnity may be sought from the party obligated to indemnify such Indemnified Party under this Article V (the "Indemnifying Party"), notify the Indemnifying Party in writing of the commencement thereof. Any such notice shall describe the claim in reasonable detail. The failure of any Indemnified Party to so notify the Indemnifying Party of any such action shall not relieve the Indemnifying Party from any liability which it may have to such Indemnified Party (a) other than pursuant to this Article V or (b) under this Article V unless, and only to the extent that, such failure results in the Indemnifying Party's forfeiture of substantive rights or defenses or the Indemnifying Party is prejudiced by such delay. The procedures listed below shall govern the procedures for the handling of indemnification claims.

(a) Any claim for indemnification for Indemnified Liabilities that do not result from a Third Party Claim as defined in the following paragraph, shall be asserted by written notice given by the Indemnified Party to the Indemnifying Party. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30) day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment as set forth in Section 5.1. If such Indemnifying Party does not respond within such thirty (30) day period or rejects such claim in whole or in part, the Indemnified Party shall be free to pursue such remedies as specified in this Agreement.

(b) If an Indemnified Party shall receive notice or otherwise learn of the assertion by a person or entity not a party to this Agreement of any threatened legal action or claim (collectively a "Third Party Claim"), with respect to which an Indemnifying Party may be obligated to provide indemnification, the Indemnified Party shall give such Indemnifying Party written notice thereof within twenty (20) days after becoming aware of such Third Party Claim.

(c) An Indemnifying Party may elect to defend (and, unless the Indemnifying Party has specified any reservations or exceptions, to seek to settle or compromise) at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel, any Third Party Claim. Within thirty (30) days after the receipt of notice from an Indemnified Party (or sooner if the nature of such Third Party Claim so requires), the Indemnifying Party shall notify the Indemnified Party whether the Indemnifying Party will assume responsibility for defending such Third Party Claim, which election shall specify any reservations or exceptions. If such Indemnifying Party does not respond within such thirty (30) day period or rejects such claim in whole or in part, the Indemnified Party shall be free to pursue such remedies as specified in this Agreement. In case any such Third Party Claim shall be brought against any Indemnified Party, and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to assume the defense thereof at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment; provided, however, that any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense at its own expense. Notwithstanding the foregoing, in any Third Party Claim in which both the Indemnifying Party, on the one hand, and an Indemnified Party, on the other hand, are, or are reasonably likely to become, a party, such Indemnified Party shall have the right to employ separate counsel and to control its own defense of such claim if, in the reasonable opinion of counsel to such Indemnified Party, either (x) one or more significant defenses are available to the Indemnified Party that are not available to the Indemnifying Party or (y) a conflict or potential conflict exists between the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, that would make such separate representation advisable; provided, however, that in such circumstances the Indemnifying Party (i) shall not be liable for the fees and expenses of more than one counsel to all Indemnified Parties and (ii) shall reimburse the Indemnified Parties for such reasonable fees and expenses of such counsel incurred in any such Third Party Claim, as such expenses are incurred, provided that the Indemnified Parties agree to repay such amounts if it is ultimately determined that the Indemnifying Party was not obligated to provide indemnification under this Article IX. The Indemnifying Party agrees that it shall not, without the prior written consent of the Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened claim relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising or that may arise out of such claim. The Indemnifying Party shall not be liable for any settlement of any claim effected against an Indemnified Party without the Indemnifying Party's written consent, which consent shall not be unreasonably withheld, conditioned or delayed. The rights accorded to an Indemnified Party hereunder shall be in addition to any rights that any Indemnified Party may have at common law, by separate agreement or otherwise; provided, however, that notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Article V shall restrict or limit any rights that any Indemnified Party may have to seek equitable relief.

ARTICLE VI.
Covenants of the Company

Section 6.1. Registration Rights. The Company shall cause the Form 1-A and Circular to remain in full force and effect and the Company shall comply in all material respects with the terms thereof. During the Commitment Period, the Company shall notify the Investor promptly if (i) the Form 1-A and Circular shall cease to be effective under the Securities Act, or (ii) the Common Stock shall cease to be authorized for listing on the Principal Market.

Section 6.2. Quotation of Common Stock. The Company shall maintain the Common Stock's authorization for quotation on the Principal Market and use its best efforts to file within any mandatory timeframe all reports required to be filed by the Company.

Section 6.3. Deleted.

Section 6.4. Transfer Agent Instructions. On the Advance Notice Date, the Company shall deliver instructions to its transfer agent to issue shares of Common Stock to the Investor free of restrictive legends on the Advance Notice Date .

Section 6.5. Corporate Existence. The Company will take all steps necessary to preserve and continue the corporate existence of the Company.

Section 6.6. Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance. The Company will immediately notify the Investor upon its becoming aware of the occurrence of any of the following events in respect of a Form 1-A and Circular or related prospectus relating to an offering of Registrable Securities: (i) receipt of any request for additional information by the SEC or any other Federal or state governmental authority during the period of effectiveness of the Form 1-A and Circular for amendments or supplements to the Form 1-A and Circular or related prospectus; (ii) the issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the qualification of the Form 1-A and Circular or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Form 1-A and Circular or related prospectus of any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Form 1-A and Circular, related prospectus or documents so that, in the case of the Form 1-A and Circular, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Form 1-A and Circular would be appropriate; and the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to the Investor any Advance Notice during the continuation of any of the foregoing events.

Section 6.7. Prohibited Transactions. During the term of this Agreement, the Company shall not enter into any Prohibited Transaction without the prior written consent of the Investor, which consent may be withheld at the sole discretion of the Investor. For the purposes of this Agreement, the term "Prohibited Transaction" shall refer to the issuance by the Company of any "future priced securities," which shall mean the issuance of shares of Common Stock or securities of any type whatsoever that are, or may become, convertible or exchangeable into shares of Common Stock where the purchase, conversion or exchange price for such Common Stock is determined using any floating discount or other post-issuance adjustable discount to the market price of Common Stock, including, without limitation, pursuant to any equity line financing, stand-by equity distribution agreements, at the market transactions or convertible securities and loans that are substantially similar to the financing provided for under this Agreement, provided that any future issuance by the Company of (i) a convertible security ("Convertible Security") that (A) contains provisions that adjust the conversion price of such Convertible Security in the event of stock splits, dividends, distributions, reclassifications or similar events or pursuant to anti-dilution provisions or (B) is issued in connection with the Company obtaining debt financing for research and development purposes where the issuance of Convertible Securities is conditioned upon the Company meeting certain defined clinical milestones, (ii) securities in a registered direct public offering or an unregistered private placement where the price per share of such securities is fixed concurrently with the execution of definitive documentation relating to the offering or placement, as applicable and (iii) securities issued in connection with a secured debt financing, shall not be a Prohibited Transaction.

Section 6.8. Consolidation; Merger; Subdivision of Stock. The Company shall not, at any time after the delivery of an Advance Notice and before the Advance Date applicable to such Advance Notice, effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity (a "Consolidation Event") unless the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation to deliver to the Investor such shares of stock and/or securities as the Investor is entitled to receive pursuant to this Agreement. In the event the outstanding shares of the Company's Common Stock shall be decreased by reverse stock split, combination, consolidation, or other similar transaction occurring after the date hereof into a lesser number of shares of Common Stock ("Stock Reduction"), the Company shall issue to the Investor such additional shares to the Commitment Share amount such that the Investor has the same number of Commitment Shares after such Stock Reduction as Investor was issued prior to the Stock Reduction.

Section 6.9. Issuance of the Company's Common Stock. The sale of Advance Shares shall be made in accordance with the provisions and requirements of Regulation D and any applicable state securities law.

Section 6.10. Review of Public Disclosures. All SEC filings and other public disclosures made by the Company, including, without limitation, all press releases, Investor relations materials, and scripts of analysts meetings and calls, shall be reviewed and approved for release by the Company's attorneys and, if containing financial information, the Company's independent certified public accountants. All press releases and SEC filings referencing the Investor shall first be approved by Investor prior to release or being filed with the SEC.

Section 6.11. Listing of Shares. The Company will use commercially reasonable efforts to cause the Shares to be listed on the Principal Market and to qualify the Shares for sale under the securities laws of such jurisdictions as the Investor designates; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

Section 6.12. Comfort Letters. At the reasonable request of the Investor the Company will request that its independent accountants furnish to the Investor a letter, in form and substance reasonably satisfactory to the Investor, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements of the Company dated the date of and provided within a reasonable period of time after (i) the date hereof and (ii) the date the Form 1-A and Circular or the Prospectus shall be amended.

Section 6.13. No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Common Stock to be offered as set forth in this Agreement.

Section 6.14. No Brokers, Finders or Financial Advisory Fees or Commissions. No brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement, except as otherwise disclosed in this Agreement.

Section 6.15. Transactions With Affiliates. The Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, persons who were officers or directors at any time during the previous two (2) years, shareholders who beneficially own 5% or more of the Common Stock, or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "Related Party"), except for (I) customary employment arrangements and benefit programs on reasonable terms, (II) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a disinterested third party other than such Related Party, or (III) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company. For purposes hereof, any director who is also an officer of the Company or any Subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment or arrangement. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (I) has a 5% or more equity interest in that person or entity, (II) has 5% or more common ownership with that person or entity, (III) controls that person or entity, or (IV) is under common control with that person or entity. "Control" or "Controls" for purposes hereof means that a person or entity has the power, directly or indirectly, to conduct or govern the policies of another person or entity.

Section 6.16. Deleted.

Section 6.17. Acknowledgement of Terms. The Company hereby represents and warrants to the Investor that: (i) it is voluntarily entering into this Agreement of its own freewill, (ii) it is not entering this Agreement under economic duress, (iii) the terms of this Agreement are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

Section 6.18. Stamp Duties. Without limiting anything else in this Agreement, the Company shall indemnify the Investor against any claim, action, damage, loss liability, cost charge, expense outgoing or payment, including ay penalty, fine or interest, which the Investor pays, suffers, incurs, or is liable for, in connection with (including any administration costs of the Investor in connection in the matters referred to in the preceding pat of this sentence, any legal costs and expenses and any professional consultants' fees for any of the above on a full indemnity basis:

(a) the stamping of, or any stamp duty payable on, any of the following: (i) this Agreement; (ii) any contemplated transaction or Advance under this Agreement;

(b) any inquiry by a governmental authority or regulatory body in connection with the assessment for stamp duty of the documents referred to in this clause involving the Investor;

(c) any future, or any change in any present or future, stamp duty law or regulation or stamp duty or state or territory revenue office practice (with which, if not having the force of law, compliance is in accordance with the practice or responsible bankers and financial institutions in the jurisdiction concerned; and/or

(d) any litigation or administrative proceedings (including any objection made to a stamp duty or state or territory revenue office) taken against or involving the Investor in connection with the assessment for stamp duty of the documents or transactions referred to in this Agreement.

Section 6.19. Conduct of Business. The Company shall, and shall cause all of its subsidiaries to carry on and conduct its business and the business of each subsidiary in a proper and efficient manner in accordance with good commercial practice, and ensure that while the Investor holds any of the Stock, that the voting any other rights attached to the Stock are not altered in a manner which, in the opinion of the Investor, is materially prejudicial to the Investor.

Section 6.20. Miscellaneous Covenants. The Company shall not, and shall cause all of its subsidiaries not to, directly or indirectly, without the Investor's written approval: (a) dispose, in a single transaction, or in a series of transactions, of all or any part of its assets unless such disposal is (i) in the ordinary course of business; (ii) for fair market value; and (iii) approved by the board of directors of the Company; (b) reduce its used share capital or any uncalled liability in respect of its issued capital, except by means of a purchase or redemption of the share capital that is permitted under law; (c) undertake any consolidation of its share capital; (d) change the nature of its business or the nature of the business of any subsidiary; (e) transfer the jurisdiction of incorporation of the Company or any of its Subsidiaries; (f) enter into any agreement with respect to any of the matters referred to in this section.

Section 6.21. Withholding Gross-Up. If the Company is required by law to withhold or deduct an amount from any amount payable to the Investor: (a) the Company shall pay the amount required to be withheld or deducted to the relevant revenue or collection authority within the time allowed for such payment; and (b) the Company shall pay such additional amounts as are necessary to ensure that after making the deduction or withholding, the Investor receives the full amount required to be paid before giving effect to such deduction.

Section 6.22. Taxes.

(a) Without limiting anything else in this Agreement, if the Investor is required to pay any tax to any foreign government (Ex United States of America), in respect of any payment it receives from the Company; (i) the Company shall indemnify the Investor against that tax; and (ii) the Company shall pay to the Investor the additional amount which the Investor reasonably determines to be necessary to ensure that the Investor receives, when due, a net amount (after payment of any tax in respect of each additional amount, and taking into account any tax credit that the Investor would receive in connection with such tax in the United States of America) that is equal to the full amount it would have received if a deduction or withholding or payment of that tax had not been made.

(b) Without limiting anything else in this Agreement the Company shall: (i) ay an tax required to be paid to any governmental authority which is payable in respect of this Agreement or any transaction under this agreement; (ii) pay any fine, penalty or other cost in respect of a failure to pay any tax as required under this clause; and (iii) indemnify Investor against any amount payable by it under this clause.

(c) Without limiting anything else in this Agreement, at all times on and from the date of this Agreement, the Company shall comply in all material respects with all applicable laws relating to tax and promptly file, or cause to be filed, all tax returns, business activity statements, and other tax filings as applicable under applicable tax law.

Section 6.23. Miscellaneous Covenants. The Company shall not, and shall cause all of its subsidiaries not to, directly or indirectly, without the Investor's written approval: (a) dispose, in a single transaction, or in a series of transactions, of all or any part of its assets unless such disposal is (i) in the ordinary course of business; (ii) for fair market value; and (iii) approved by the board of directors of the Company; (b) reduce its used share capital or any uncalled liability in respect of its issued capital, except by means of a purchase or redemption of the share capital that is permitted under law; (c) undertake any consolidation of its share capital; (d) change the nature of its business or the nature of the business of any subsidiary; (e) transfer the jurisdiction of incorporation of the Company or any of its Subsidiaries; (f) enter into any agreement with respect to any of the matters referred to in this section.

Section 6.24. Illegality and Impossibility. Without limiting the generality of the Investor's rights set out elsewhere in this Agreement, if in the reasonable opinion of the Investor, at any time there exists a law which , or an official or reasonable interpretation of which, makes it , or may make it illegal or impossible in practice of the Investor to undertake any of the Advances, or render any of the contemplated Advances unenforceable, void or voidable, the Investor may, by giving a notice to the Company suspend or cancel some or all of its obligations under this Agreement, or terminate this Agreement.

ARTICLE VII.
Conditions for Advance and Conditions to Closing

Section 7.1. Conditions Precedent to the Obligations of the Company. The obligation hereunder of the Company to issue and sell Advance Shares to the Investor incident to each Closing is subject to the satisfaction, or waiver by the Investor in writing, at or before each such Closing, of each of the conditions set forth below.

(a) Accuracy of the Investor's Representations and Warranties. The representations and warranties of the Investor shall be true and correct in all material respects.

(b) Performance by the Investor. The Investor shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement and the Registration Rights Agreement to be performed, satisfied or complied with by the Investor at or prior to such Closing.

Section 7.2. Conditions Precedent to the Right of the Company to Deliver an Advance Notice. The right of the Company to deliver an Advance Notice is subject to the fulfillment by the Company, on such Advance Notice Date (a "Condition Satisfaction Date"), of each of the following conditions, any of which may be waived in writing by the Investor:

(a) Advance Shares to be issued with respect to the applicable Advance Notice will be freely trading.

(b) Authority. The Company shall have obtained all permits and qualifications required by any applicable state in accordance with the Registration Rights Agreement for the offer and sale of Advance Shares, or shall have the availability of exemptions therefrom. The sale and issuance of Advance Shares shall be legally permitted by all laws and regulations to which the Company is subject.

(c) Fundamental Changes. There shall not exist any fundamental changes to the information set forth in a Form 1-A and Circular which would require the Company to file a post-effective amendment to a Form 1-A and Circular.

(d) Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement and the Registration Rights Agreement to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.

(e) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement.

(f) No Suspension of Trading in or Delisting of Common Stock. The Common Stock is trading on the Principal Market. The trading of Common Stock is not suspended by any government or the Principal Market. The issuance of Advance Shares with respect to the applicable Advance Notice will not violate the shareholder approval requirements of the Principal Market. The Company shall not have received any notice threatening the continued quotation of the Common Stock on the Principal Market and the Company shall have no knowledge of any event which would be more likely than not to have the effect of causing the Common Stock to not be trading or quoted on the Principal Market.

(g) Maximum Advance Amount. The amount of an Advance corresponding to the Advance Notice shall not exceed the Maximum Advance Amount. For each day (i) the Company's Common Stock is suspended for any reason during trading hours on the Principal Market on any Trading Day during a Pricing Period or (ii) there is a public holiday or no trading volume in the Company's Common Stock on the Principal Market on any Trading Day during a Pricing Period or (iii) if ninety percent of the VWAP on a given Trading Day is less than the Safety Net Price set by the Company in the Advance Notice, then the final adjusted Advance Amount for each such day during the Pricing Period shall be reduced by one fifteenth. The Investor shall have the option to purchase, and the Company shall sell to the Investor, up to such amount of additional shares that have been reduced for the Safety Net Price. In no event shall the Company be obligated to issue such additional shares if such issuance may result in non-compliance with any securities laws. If any of the Company's representations in this Agreement are false or if the Common Stock's bid price is less than .0001, then no Advances shall be permitted. Any portion of an Advance that would cause the Investor to exceed the Ownership Limitation shall automatically be withdrawn.

(h) No Knowledge. The Company has no knowledge of any event which would be more likely than not to have the effect of causing the Advance Shares with respect to the applicable Advance Notice not to be freely tradable.

(i) Executed Advance Notice. The Investor shall have received the Advance Notice executed by an officer of the Company and the representations contained in such Advance Notice shall be true and correct as of each Condition Satisfaction Date.

(j) Failure to Deliver Shares. Company understands that a delay in the issuance of Common Stock could result in economic damage to the Investor. If the Company fails to cause the delivery of the Shares when due, the Company shall pay to the Investor on demand in cash by wire transfer of immediately available funds to an account designated by the Investor as liquidated damages for such failure and not as a penalty, an amount equal to five percent (5%) of the payment required to be paid by the Investor on such Settlement Date (*i.e.*, the Advance Amount) for the initial 30 days following such date until the Shares have been delivered, and an additional 5% for each additional 30-day period thereafter until the Shares have been delivered. If, by the third (3rd) business day after the Closing Date, the Company fails to deliver any portion of the shares of the Put to the Investor (the "Advance Shares Due") and the Investor purchases, in an open market transaction or otherwise, shares of Common Stock necessary to make delivery of shares which would have been delivered if the full amount of the shares to be delivered to the Investor by the Company (the "Open Market Share Purchase") , then the Company shall pay to the Investor, in addition to any other amounts due to Investor pursuant to the Put, and not in lieu thereof, the Open Market Adjustment Amount (as defined below). The "Open Market Adjustment Amount" is the amount equal to the excess, if any, of (x) the Investor's total purchase price (including brokerage commissions, if any) for the Open Market Share Purchase minus (y) the net proceeds (after brokerage commissions, if any) received by the Investor from the sale of the Advance Shares Due. The Company shall pay the Open Market Adjustment Amount to the Investor in immediately available funds within two (2) business days of written demand by the Investor. By way of illustration and not in limitation of the foregoing, if the Investor purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover an Open Market Purchase with respect to shares of Common Stock it sold for net proceeds of $10,000, the Open Market Purchase Adjustment Amount which the Company will be required to pay to the Investor will be $1,000.

(k) Fees Paid. The Company has paid to investor all fees, expenses and Commitment Shares due under this Agreement.

(l) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from any federal or state governmental, administrative or self-regulatory authority during the Commitment Period, the response to which would require any amendments or supplements to any filings; (ii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(m) No person is entitled or purports to be entitled, to any right of first refusal, pre-emptive right, right of participation, or any similar right, to participate in the transaction or otherwise with respect to any securities of the Company.

(n) The Company has not granted security with respected to any indebtedness or other equity of the Company.

(o) The issuance and sale of any of the Investor's Stock will not obligate the Company to issue Stock or other securities to any other persona and will not result in the adjustment of the exercise, conversion, exchange, or reset price of any outstanding security.

(p) there are no voting, buy-sell , outstanding or authorized stock appreciation, right of first purchase, phantom stock, profit participation or equity based compensation agreements, options or arrangement, or like rights relating to the securities of the Company or agreements of any kind among the Company and any person,

(q) (Valid Issuance) When issued pursuant to this Agreement, all Investor's Stocks will be validly issued and fully paid, and will be free and clear of any and all liens and restrictions, except for restrictions on transfer imposed by applicable laws.

(r) (Regulatory Issues) No stop order, trading halt, suspension of trading, cessation of quotation, or removal of the company of the Stock from any exchange has been requested by the Company or imposed by any governmental authority or regulatory body. There is no fact or circumstance that may cause the Company to request, or any governmental authority or regulatory body to impose any stop order, trading halt, suspension of trading, cessation of quotation or removal of the Company or the Stock from any exchange.

(s) (No Additional Material Adverse Effect) There has been no event or condition that has had or may have a Material Adverse Effect. Since the date of the Company's latest audited financial statements:

(i) the Company has not incurred any liabilities (contingent or otherwise) other than: (a) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice; and (b) liabilities not required to be reflected in the Company's financial statements pursuant to the financial standards pursuant to which such financial statements are prepared, or required to be disclosed in the Company's public filings;

(ii) the Company has not altered its method of accounting; and

(iii) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders, or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock.

(t) No Conflict, Breach, Violation or Default. The execution and delivery of, and the performance of the terms of, the Agreement or any Advance Notice or Advance will not: (i) result in the creation of any lien in respect of any property of the Company or any of its subsidiaries; or (ii) violate, conflict with, result in a breach of an provision of, require any notice or consent under, constitutes a default under, resulting in the termination of, or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to, ay of the terms, conditions or provisions of: (a) the Company's constitution as in effect on the date of this Agreement; or (b) any law , governmental authorization, or order of any court, domestic or foreign, having jurisdiction over the Company, any subsidiary, or any of their respective assets or properties; or (c) any material agreement or instrument to which the Company or any subsidiary is a party or by which the Company or a subsidiary is bound or to which any their respective assets or properties is subject (or render any such agreement or instrument voidable or without further effect).

(u) Litigation. (i) There are no pending actions, suits or proceedings against or affecting the Company, its subsidiaries or any of its or their properties, and to the Company's knowledge, no such actions, suits or proceedings are threatened or contemplated; (ii) Neither the Company nor any subsidiary, nor any director or officer is or has been the subject of any action, suit, proceeding, or investigation involving a claim of violation of or liability under securities laws or a claim of breach of fiduciary duty; (iii) There has not been, and to the knowledge of the Company there is no, pending or contemplated investigation by a governmental authority involving the Company or any current or former director or officer of the Company; and (iv) No regulatory body has issued any stop order or other order suspending the qualification of a Form 1-A and Circular or any related prospectus filed or lodged by the Company.

(v) Compliance. Neither the Company nor any subsidiary: (i) is in material default under, or in material violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any subsidiary under), nor has the Company or any subsidiary received notice of a claim that is in default under or that is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived); (ii) is in violation of nay order of any court, arbitrator or governmental authority or regulatory body; (iii) is or has been in violation of any law; (iv) Neither the Company nor to is knowledge, any persona acting on its behalf, has conducted any general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the Securities Act)), in connection with the offering of the Securities to the Investor; (v) Neither the Company nor any of its affiliates, nor any person action on its or their behalf has, directly or indirectly, sold, offered for sale or solicited offers to buy or otherwise negotiated in respect of any security, in a manner, or under circumstances, that: (a) would adversely affect reliance by the Company on the provisions of Rule 506 of Regulation D under the Securities Act for the exemption from registration for the sale and offer of the Securities to the Investor; (b) would require registration of the sale of the Securities under the Securities Act; or (c) would cause such offer or solicitation to be deemed integrated with the offering of the Securities. (iii) The offer and sale of the Securities to the Investor, as contemplated by this Agreement, is exempt from: (a) the registration requirements of the Securities Act by virtue of Rule 506 of Regulation D under the Securities Act; and (b) the registration and/ or qualification provisions of all applicable U.S state securities laws.

(w) Tax Returns. Without limiting anything else in this Agreement, the Company has filed, or caused to be filed, in a timely manner, all tax returns, business activity statements and other tax filings which were required to be filed by the execution date under applicable tax law, and has paid all taxes that became due and payable by it on or before the execution date when those taxes became due and payable. No claims have been, or are reasonably likely to be, asserted against it with respect to those filings or payment of taxes, that, if adversely determined, would have the potential to have a Material Adverse Effect.

(x) Disclosures.

(i) The materials delivered, and statements made, by the Company and its representatives to the Investor in connection with the contemplated Advances do not: (a) contain any untrue statement of a material fact or misleading statement; or (b) omit to state a material fact necessary in order to make the statements contained in those materials, in light of the circumstances under which they were made, not misleading.

(ii) The company had disclosed to the Investor in writing all facts relating to the Company, its business, the documents, the contemplated transactions and Advances, and all other matters which are material to the assessment of the nature and amount of the risk inherent in an investment in the Company.

(iii) Neither the Company nor any of its subsidiaries has made any agreement, offer, tender or quotation which remains outstanding and currently capable of acceptance relating to the purchase or sale of any business or assets of the Company or any of its subsidiaries.

(y) Solvency.

(i) The Company and each of its subsidiaries is able, and is not aware of anything which would render the Company or any of its subsidiaries unable, to pay all its debts as and when they become due and payable.

(ii) No judicial order has been made or obtained against the Company or any of its subsidiaries which is unpaid or unsatisfied.

(iii) No attachment in in the process of being levied or enforced against any asset of the Company or its subsidiaries.

(iv) No administrator, liquidator, provisional liquidator, controller or receiver of, or in connection with, the Company or any of its subsidiaries has been appointed, and the Company is not aware of such appointment pending, threatened, or being likely.

(v) No person has entered into, proposed, sanctioned, approved, or commenced, legal action relating to a scheme of arrangement of the affairs of the Company or any of its subsidiaries, or between any of those people and any of its shareholders or creditors.

(vi) Neither the Company nor any of its subsidiaries is in default under any security interest over, or in relation to, any asset.

(vii) The Company did not receive a qualified opinion from its auditors with respect to its most recent fiscal year end and, after giving effect to the contemplated transactions and Advances, does not anticipate or know of any basis upon which its auditors might issue a qualified opinion in respect of its current fiscal year.

(z) Intellectual Property.

(i) The Company and its subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses and now conducted.

(ii) The Company has no knowledge of any infringement by the Company or its subsidiaries of trademarks, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secrets or other similar rights of others.

(iii) To the knowledge of the Company, there is no claim, action or proceeding made, brought, or threatened, against the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement, and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to a claim, action or proceeding.

(aa) Non-public information. Neither the Company nor any person acting on its behalf has provided the Investor or its agents, representative or counsel with any information that constitutes inside information or material non-public information, and to the Company's knowledge, the Investor does not possess any inside information or material non-public information.

(bb) Prohibited Transactions. The Company has not entered or agreed to enter into a Prohibited Transaction.

(cc) Default. Neither the Company or any subsidiary is in default under a document or agreement binding on it or its assets which relates to financial indebtedness or it otherwise material.

(dd) Absence of Events of Default. No Event of Default and no event which, with notice, lapse of time or both, would constitute an Event of Default, has occurred and is continuing.

(ee) Brokers and finders. No person will have, as a result of the contemplated transactions and Advances, any valid right, interest or claim against or upon the Company, any subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company.

(ff) Extension. If the VWAPs per share for any Trading Day during the twenty Trading Days prior to an Advance Notice Date are less than the Floor Price for any two consecutive Trading Days the Investor may elect, in its sole discretion to postpone by fifteen Trading Days (from the dates on which they would otherwise occur) such Advance Notice Date (and /or the Shares that would otherwise be due on such date) and the Closing that would otherwise immediately follow that period (each a Postponement). No Postponement shall affect any other Investors rights. For the avoidance of doubt, there is no limitation on the number of Postponements that the Investor may elect to undertake under this Agreement.

(gg) No Event of Default. The Investor is of the opinion that (i) no Event of Default has occurred, (ii) no Remediable Event of Default has occurred and is continuing and no Event of Default would result from an Advance being effected. Any of the following shall constitute an Event of Default:

(a) Any of the representations, warranties, or covenants made by the Company or any of its agents, officers, directors, employees or representatives in an document, materials or public filing are inaccurate, false or misleading in any material respect, as of the date as of which it is made or deemed to be made, or any certificate or financial or other written statements furnished by or on behalf of the Company to the Investor, any of its representatives, or the company's shareholders, is inaccurate, false or misleading, in any material respect, as of the date as of which it is made or deemed to be made, or on any Advance Date or Advance Notice Date.

(a) The Company or any subsidiary of the Company is or becomes insolvent.

(b) An administrator is appointed over all or any of the assets or undertaking of the Company or any subsidiary or any step preliminary to the appointment to an administrator has been taken.

(c) A controller or similar officer is appointed to all or any of the assets or undertaking of the Company or any subsidiary.

(d) An application or order is made, a proceeding is commenced, a resolution is passed or proposed, or an application to a court or other steps are taken for the winding up or dissolution of the Company or any subsidiary , or for the Company or any subsidiary to enter an arrangement, compromise or composition with, or assignment for the benefit of, its creditors, a class of them, or any of them.

(e) The Company or any of its subsidiaries ceases, suspends or threatens to cease or suspend, the conduct of all or a substantial part of its business, or dispose of, or threaten to dispose of, a substantial part of its assets or to reduce its capital.

(f) There exists a fact or circumstance that may cause the Company to request, or the Principal Market or any other governmental authority or regulatory body to impose a stop order, trading halt, suspension of trading, cessation of quotation, or removal of the Company or the Common Stock for the Principal Market

(g) Any of the following has occurred: (i) trading in securities have been suspended or limited, (ii) minimum prices have been established on the securities, (iii) a banking moratorium has been declared by the authorities in New York or the jurisdiction where the Company is incorporated or where the Common Stock is trading, (iv) a material outbreak or escalation of hostilities or another national or international calamity of such magnitude in its effect on, or adverse change in the markets in the United States or the market where the Common Stock trades, makes it impracticable or inadvisable for the Investor to close on an Advance or accept an Advance Notice.

(h) Any agreement entered into by the Company or contemplated transaction by the Company is claimed (other than in a frivolous proceeding) by any person that is not the Investor or its affiliate to be, wholly or partly void, voidable or unenforceable.

(i) Any person has commenced any action, claim, proceeding, suit, or action against any other person or otherwise asserted any claim before any governmental authority, which seeks to restrain, challenge, deny, enjoin, limit, modify, delay, or dispute, the right of the Investor or the Company to enter into this Agreement or contemplated transactions under this Agreement.

(j) The Company challenges, disputes or denies the right of the Investor to receive any shares of the Common Stock, or otherwise dishonors or rejects any action taken, or document delivered, in furtherance of the Investor's rights to receive any Common Stock.

(k) A stop order, trading halt, suspension of trading, cessation of quotation, or removal of the Company or the Stock from an exchange has been requested by the Company or imposed on the Company.

(l) A Material Adverse Effect, or an event, development or condition which, in the reasonable judgment of the Investor would be likely to have a Material Adverse Effect occurs.

(m) There exists a law which, or an official or reasonable interpretation of which, in the Investor's reasonable opinion, makes it, or is more likely than not to make it, illegal or impossible for the Investor or the Company to undertake any of the Advances in accordance with this Agreement, or renders, or is more likely than not to render, consummation of any of the Advances in accordance with this Agreement unenforceable, void, voidable or unlawful, or contrary to or inconsistent with any law.

(n) If: (i) a change in an interpretation or administration of a law or a proposed law introduced or proposed to be introduced to any governing body of law; (ii) compliance by the Investor or any of its Affiliates with a law or an interpretation or administration of a law, has, or is more likely than not to have, in the reasonable opinion of the Investor, directly or indirectly, the effect of (iv) varying the duties, obligation or liabilities of the Company or the Investor in connection with this Agreement or any Advance so that the Investor's rights, powers, benefits, remedies or economic burden (including any tax treatment in the hands of the Investor) are adversely affected (including by way of delay or postponement); (v) otherwise adversely affecting rights, powers, benefits, remedies or the economic burden of the Investor (including by way of delay or postponement); (vi) otherwise making it impracticable for the Investor to undertake any of the Advances or contemplated Advances.

(o) A securities registrar or similar entity refuses to comply with a direction to issue, or record an issuance of securities to the Investor,

(p) Any consent, permit, approval, registration or waiver necessary or appropriate for the consummation of an Advance that remains to be consummated at the applicable time, has not been issued or received, or does not remain in full force or effect.

(q) The Investor has not received all those items required to be delivered to it in connection with an Advance in accordance with this Agreement.

(r) The Company fails to perform, comply with, or observe any other term, covenant, undertaking, obligation or agreement under this Agreement.

(s) A default judgment of an amount of USD500,000 or greater is entered against the Company or any of its subsidiaries.

(t) Any present or future liabilities, including contingent liabilities, of the Company or any of its subsidiaries for an amount or amounts totaling more than USD500,00 have not been satisfied on time, or have become prematurely payable.

7.2 Investor Right to Investigate an Event of Default

If in the Investor's reasonable opinion, an Event of Default has occurred, or is or may be continuing: (a) the Investor may investigate such purported Event of Default; (b) the Company shall co-operate with the Investor in such investigation; (c) the Company shall comply with all reasonable requests made by the Investor of the Company in connection with any investigation by the Investor; and (d) the Company shall pay all reasonable costs in connection with any investigation by the Investor.

7. 3 Rights of the Investor Upon Default

(a) Upon the occurrence of existence of any Default at any time during the continuance of such Event of Default, the Investor may: (i) declare, by notice to the Company, effective immediately, all outstanding and future obligations by the Company to the Investor under the Agreement to be immediately due and payable in immediately available funds or Stock (including, without limitation, the immediate refund of any amount repaid for Advance shares which have not been issued as at the time of the Event of Default and any Commitment Shares), without presentment, demand, protest or any other notice of any king, all of which are expressly waived by the Company, anything to the contrary contained in this Agreement; (ii) terminate this Agreement by notice to the Company, effective as of the date set out in the Investor's notice.

(b) Where an Event of Default has occurred, the Investor shall have: (i) no obligation to accept an Advance Notice or to consummate a closing under this Agreement; and (ii) the right to postpone the Advance accordingly.

(c) In addition to the remedies set out elsewhere, upon the occurrence or existence of any Event of Default, the Investor may exercise any other right, power or remedy granted to it by the Agreement or otherwise permitted by law, including any suit in equity and/or by action at law.

ARTICLE VIII.
Due Diligence Review; Non-Disclosure of Non-Public Information

Section 8.1. Non-Disclosure of Non-Public Information.

(a) Subject to Section 6.6 and except as otherwise provided in this Agreement or the Registration Rights Agreement, the Company covenants and agrees that it has not in the past and will refrain in the future from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information to the Investor without also disseminating such information to the public at the same time.

(b) Nothing herein shall require the Company to disclose material, non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate material, non-public information to any Investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided and subject to compliance with Regulation FD, immediately notify the advisors and representatives of the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting material, non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Form 1-A and Circular would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 8.1 shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain material, non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Form 1-A and Circular contains an untrue statement of material fact or omits a material fact required to be stated in the Form 1-A and Circular or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

ARTICLE IX.
Choice of Law/Jurisdiction

Section 9. Governing Law. This Agreement shall be governed by and interpreted solely in accordance with the laws of the State of Florida without regard to the principles of conflict of laws. Any dispute arising out of or in connection with this Agreement or otherwise relating to the parties relationship shall be settled only by litigation and exclusively in the State of Florida, City of Miami. The Company and the Investor further agree that no demand for punitive or exemplary damages shall be made. The parties hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with this Agreement. The parties agree that in the event of any action, litigation or proceeding between the parties arising out of or in relation to this Agreement, the prevailing party in a final judgment after the appeal period has passed shall be awarded, in addition to any damages, injunctions or other relief, such party's costs and expenses, including but not limited to all related costs and reasonable attorneys', accountants' and experts' fees incurred in bringing such action, litigation or proceeding and/or enforcing any judgment or order granted therein. No party to this Agreement will challenge the jurisdiction or venue provisions as provided in this section. The section shall survive termination of the Agreement.

ARTICLE X.
Assignment; Termination

Section 10.1. Assignment. Neither this Agreement nor any rights or obligations of the Company or the Investor hereunder may be assigned to any other Person.

Section 10.2. Termination.

(a) Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the Effective Date, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of the Commitment Amount.

(b) The Company may terminate this Agreement before its expiration, effective upon 30 Trading Days' prior written notice to the Investor; provided that (i) there are no Advances outstanding, (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement and (iii) the Company has paid the Investor or tis designee or nominee a cancellation fee of USD$250,000 in immediately available funds within three calendar days of such notice. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. In the event of any termination of this Agreement by the Company hereunder, so long as the Investor owns any shares of Common Stock issued hereunder, the Company shall not cancel the common stock issued to Investor or suspend or voluntarily delist the Common Stock from, the Principal Market without listing the Common Stock on another Principal Market. This Agreement may be terminated by either party, by written notice to the other party, effective immediately, if the first closing has not occurred within 25 Business Days of the execution date of this Agreement. The Commitment shares are fully earned as of the date of this Agreement regardless of whether any Advance Notices are issued by the Company or settled hereunder. The Commitment Shares are issued as consideration for entering into this Agreement and are also intended to reimburse the Investor for its costs in providing this financing facility and the contemplated Advances. The Commitment Shares are non-refundable and shall survive termination of this Agreement and shall not be cancelled by the Company. If the Company fails to issue the Commitment Shares, cancels the Commitment Shares, places a stop order with their transfer agent, or prevents the Investor from selling the Commitment Shares in any other manner, the Company shall be subject to a daily fine of five thousand dollars until the Investor is receives the Commitment Shares or is allowed to sell the Commitment Shares.

(c) The obligation of the Investor to make an Advance to the Company pursuant to this Agreement shall terminate permanently (including with respect to an Advance Date that has not yet occurred) in the event that (i) there shall occur any stop order or suspension of the effectiveness of the Form 1-A and Circular for an aggregate of fifty (50) Trading Days, during the Commitment Period, or (ii) the Company shall at any time fail materially to comply with the requirements of Article VI and such failure is not cured within thirty (30) days after receipt of written notice from the Investor, provided, however, that this paragraph (c) shall not apply to any period commencing upon the filing of a post-effective amendment to such Form 1-A and Circular and ending upon the date on which such post effective amendment is declared effective by the SEC. The Investor may terminate this Agreement by sending email notice to the Company declaring a Material Adverse Effect.

(d) Nothing in this Section 10.2 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement. The indemnification provisions contained in Sections 5.1 and 5.2 shall survive termination hereunder.

ARTICLE XI.
Notices

Section 11.1. Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered upon being sent to the following email addresses:

If to the Company: val.kazia@02securewireless.com

If to the Investor: asilberstein@agscapitalgroup.com

Each party shall provide five (5) days' prior written notice to the other party of any change in email address.

ARTICLE XII.
Miscellaneous

Section 12.1. Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

Section 12.2 Entire Agreement; Amendments. This Agreement supersedes all other prior agreements, negotiations or discussions both oral or written between the Investor, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement. The provisions of this Agreement shall be construed in favor of the Investor. Except as specifically set out in this Agreement, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to any subject matter regarding this Agreement or otherwise.

Section 12.3. Reporting Entity for the Common Stock. The reporting entity relied upon for the determination of the trading price or trading volume of the Common Stock on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 12.4. Fees and Expenses. Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby. Company shall transfer to Investor Common Stock equaling $50,000 upon signing this Agreement ("Commitment Shares"). In order to determine the amount of Commitment Shares to be transferred to the Investor, the Purchase Price formula will be used applying the ten previous trading days prior to the date the Agreement is signed.

Section 12.5. Confidentiality. Each of the parties hereto shall keep confidential the terms of this Agreement and any and all transactions and dealings under this Agreement as well as any information obtained from any other party. The Company and the Investor agree that in addition to and in no way limiting the rights and obligations set forth in Section 12.5 hereto and in addition to any other remedy to which the Investor or Company is entitled at law or in equity, including, without limitation, specific performance, it will hold the other party harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such breach of confidentiality and acknowledges that irreparable damage would occur in the event of any such breach. It is accordingly agreed that both the Investor and Company shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce, without the posting of a bond or other security, the confidentiality, terms and provisions of this Agreement.

Section 12.6 Publicity. Prior to issuing any public statements, the Company shall send to the Investor for approval any press releases or public statement with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior written consent of the other party. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor unless the Investor provides written approval to do so. The Company also agrees that it shall not issue a press release regarding the funding set forth in this Agreement until three (3) business days following the date the company issues the Commitment Shares.

Section 12.7 Placement Agent. If so required by the SEC, the Company agrees to pay a registered broker dealer, to act as placement agent, a percentage of the Put Amount on each draw toward the fee. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other persons or entities for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Reserve Equity Financing Documents. The Company shall indemnify and hold harmless the Investor, their employees, officers, directors, agents, and partners, and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses incurred in respect of any such claimed or existing fees, as such fees and expenses are incurred.

Section 12.8 No Third Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including without limitation any partner, member, shareholder, director, officer, employee or other beneficial owner of any party hereto, in its own capacity as such or in bringing a derivative action on behalf of a party hereto) shall have any standing as third party beneficiary with respect to this Agreement or the transactions contemplated hereby.

Section 12.9 No Personal Liability of Directors, Officers, Owners, Etc. No director, officer, employee, incorporator, shareholder, managing member, member, general partner, limited partner, principal or other agent of any of the Investor or the Company shall have any liability for any obligations of the Investor or the Company under this Agreement or for any claim based on, in respect of, or by reason of, the respective obligations of the Investor or the Company hereunder. Each party hereto hereby waives and releases all such liability. This waiver and release is a material inducement to each party's entry into this Agreement.

Section 12.10. Delay. The Investor shall not be obligated to perform and shall not be deemed to be in default hereunder, if the performance of an obligation required hereunder is prevented by the occurrence of any of the following, acts of God, strikes, lock-outs, other industrial disturbances, acts of a public enemy, war or war-like action (whether actual, impending or expected and whether de jure or de facto), acts of terrorists, arrest or other restraint of government (civil or military), blockades, insurrections, riots, epidemics, landslides, lightning, earthquakes, fires, hurricanes, storms, floods, washouts, sink holes, civil disturbances, explosions, breakage or accident to equipment or machinery, confiscation or seizure by any government or public authority, nuclear reaction or radiation, radioactive contamination or other causes, whether of the kind herein enumerated or otherwise, that are not reasonably within the control of the party claiming the right to delay performance on account of such occurrence.

IN WITNESS WHEREOF, the parties hereto have caused this Reserve Equity Financing Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
O2 Secure Wireless, Inc.

By: ______________________________

Name: Val Kazia
Title: Chief Executive Officer

INVESTOR:

AGS Capital Group, LLC

By: ______________________________

Name: Allen Silberstein
Title: Chief Executive Officer

EXHIBIT A

ADVANCE NOTICE

O2 Secure Wireless, Inc. (the "Company")

The undersigned, ___________________________hereby certifies, with respect to the sale of shares of Common Stock of the Company issuable in connection with this Advance Notice, delivered pursuant to the Reserve Equity Financing Agreement (the "Agreement"), as follows:

1. The undersigned is the duly elected Officer of the Company, its Chief Executive, President or Chief Financial Officer.

2. There are no fundamental changes to (a) the covenants in Article IV of the Reserve Equity Financing Agreement and (b) the information set forth in the Form 1-A and Circular which would require the Company to file a post effective amendment to the Form 1-A and Circular.

3. The Company has performed in all material respects all covenants and agreements to be performed by the Company and has complied in all material respects with all obligations and conditions contained in the Agreement on or prior to the Advance Notice Date, and shall continue to perform in all material respects all covenants and agreements to be performed by the Company through the applicable Advance Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4. The undersigned hereby represents, warrants and covenants that it has made all filings ("SEC Filings") required to be made by it pursuant to applicable securities laws. All SEC Filings and other public disclosures made by the Company, including, without limitation, all press releases, analysts meetings and calls, etc. (collectively, the "Public Disclosures"), have been reviewed and approved for release by the Company's attorneys and, if containing financial information, the Company's independent certified public accountants. None of the Company's Public Disclosures contain, as of their respective dates, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5. The Advance requested is ________________shares.

6. The Safety Net Price is ________________________.

7. There are currently ______________________ amount of shares outstanding on a fully diluted basis.

The undersigned has executed this Certificate this _____ day of _____.

____

By: ____
Name:
Title:

Please email this Advance Notice to: asilberstein@agscapitalgroup.com

SCHEDULE 2.4

O2 Secure Wireless, Inc.

The undersigned hereby agrees that for a period commencing on _______ 2012 and expiring upon the termination of the Reserve Equity Financing Agreement dated _______ 2012 between the Company and the Investor (the "Lock-up Period"), he, she or it will not, directly or indirectly, without the prior written consent of the Investor, issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of any securities of the Company, including common stock or options, rights, warrants or other securities underlying, convertible into, exchangeable or exercisable for or evidencing any right to purchase or subscribe for any common stock (whether or not beneficially owned by the undersigned), or any beneficial interest therein (collectively, the "Securities") except in accordance with the volume limitations set forth in Rule 144(e) of the General Rules and Regulations under the Securities Act of 1933, as amended. Notwithstanding the forgoing, nothing herein shall prevent the undersigned from disposing of Securities (i) if the recipient of the Securities agrees to be bound by the terms of this Lock-up, or (ii) in connection with a merger where the Company is not the surviving entity.

In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Company's securities with respect to any of the Securities registered in the name of the undersigned or beneficially owned by the undersigned, and the undersigned hereby confirms the undersigned's investment in the Company.

Dated: __________________, 2012

Signature

Name: ______________________________

Address: ______________________________

City, State, Zip Code: ______________________________

____

Print Social Security Number
or Taxpayer I.D. Number

EXHIBIT C

FORM OF OPINION

1. The Company is a corporation validly existing and in good standing under the laws of the State of Georgia, with corporate power and authority to own, lease and operate its properties and to enter into and perform its obligations under the Reserve Equity Financing.

2. The Company has the requisite corporate power and authority to enter into and perform its obligations under the Reserve Equity Financing Agreement and to issue the Common Shares in accordance with their terms. The execution and delivery of the Reserve Equity Financing Agreement by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required. The Reserve Equity Financing Agreement has been duly executed and delivered and the Reserve Equity Financing Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, except as my be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

3. The Common Shares are duly authorized and, upon issuance in accordance with the terms of the Reserve Equity Financing Agreement, will be duly and validly issued, fully paid and nonassessable, free of any liens, encumbrances and preemptive or similar rights contained, to our knowledge, in any agreement filed by the Company as an exhibit to the Company's Public Filings.

4. The execution, delivery and performance of the Reserve Equity Financing Agreement by the Company (other than performance by the Company of its obligations under the indemnification sections of such agreements, as to which no opinion need be rendered) will not (i) result in a violation of the Company's Articles of Incorporation or By-Laws; (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or, indenture filed by the Company as an exhibit to the Company's Public Filings; or (iii) to our knowledge, result in a violation of any federal or state law, rule or regulation, order, judgment or decree applicable to the Company.

5. To our knowledge without independent investigation and other then as set forth in the Public Filings, there are no legal or governmental proceedings pending to which the Company is a party or of which any property or assets of the Company is subject which is required to be disclosed in any Public Filings.

Exhibit 1.2

THIS NOTE DOES NOT REQUIRE PHYSICAL SURRENDER OF THE NOTE IN THE EVENT OF A PARTIAL REDEMPTION OR CONVERSION.

02 SECURE WIRELESS, INC.

$525,000

ZERO COUPON CONVERTIBLE PROMISSORY NOTE DATED DECEMBER 12, 2012

FOR VALUE RECEIVED of $525,000 for the Holder cancelling their stock certificate for 867,836 shares and for agreeing to exchange the 500,000 Commitment Shares due in the Reg A Financing for a promissory note, 02 SECURE WIRELESS, INC., (hereinafter called ***"Borrower"*** or the ***"Company),*** hereby promises to pay to AGS CAPITAL GROUP, LLC or its assigns or successors-in-interest (the ***"Holder")*** or order, without demand, the aggregate principal amount of FIVE HUNDRED TWENTY-FIVE THOUSAND DOLLARS ($525,000.00) (the ***"Principal Amount"),*** together with interest thereon from the Issue Date, payable on **December 12, 2013** (the ***"Maturity Date").*** Interest shall accrue at a rate of zero percent (0%) per annum, compounded monthly. **"Outstanding Balance"** means the Original Principal Amount, as reduced or increased, as the case may be, pursuant to the terms hereof for conversion, breach hereof or otherwise, plus any accrued but unpaid interest (including with limitation Default Interest), collection and enforcements costs, and any other fees or charges incurred under this Note or under the Purchase Agreement.

ARTICLE I
GENERAL PROVISIONS

1.1 Conversion Privileges. The conversion privileges set forth in Article II shall remain in full force and effect immediately from the date hereof and until Note is paid in full regardless of the occurrence of an Event of Default but subject to Article II . The Principal Amount of Note together with all unpaid interest accrued thereon and any other amounts payable hereunder, or such portion thereof, that has not previously been converted into common stock, of the Company (the ***"Common Stock")*** in accordance with Article II hereof, if any, shall be payable in full on the Maturity Date.

1.2 Payment of Interest. There shall be no periodic payments of interest on this Note.

ARTICLE II
CONVERSION RIGHTS

The Holder shall have the right to convert the Principal Amount together with all unpaid interest accrued thereon of this Note into shares of the Borrower's Common Stock as set forth below.

2.1 Conversion into the Borrower's Common Stock.

(a) Conversion Price. The conversion price (the ***"Conversion Price")*** shall equal the Variable Conversion Price (as defined herein) (subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Borrower relating to the Borrower's securities or the securities of any subsidiary of the Borrower, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). The ***"Variable Conversion Price"*** shall mean fifty percent (50%) multiplied by the Market Price (as defined herein); provided, however, that if, after the Issue Date, the Borrower issues a convertible promissory note to any Person other than the Holder or its Affiliates which contains a conversion price (the ***"Third-Party Conversion Price")*** which the Borrower and the Holder agree in writing, after good faith negotiations, is less than the effective Variable Conversion Price (after giving effect to any shares of Common Stock issued, or issuable, to the Holder or its Affiliates in connection with this Note or any other agreement between the Borrower and the Holder), then the Variable Conversion Price shall be reduced to the Third-Party Conversion Price. ***"Market Price"*** means the lowest closing bid price in the ten Trading Days prior to the applicable Conversion Date). For purpose of this section, the closing bid price of the Common Stock shall be the closing bid price as reported by the Nasdaq Stock Market, or the closing bid price in the over-the-counter market or, if the Common Stock is listed on another stock market or exchange, the closing bid price on such exchange as reported by www.pinksheets.com or the Wall Street Journal. ***"Trading Day"*** shall mean any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded, provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or i f such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m.. New York time).

(b) Conversion. The Holder shall have the option, but shall not be required, to convert all or a portion of the Note into a number of fully paid and non-assessable shares of Common Stock (the ***"Conversion Shares").*** The number of Conversion Shares issuable upon **a** conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding Principal Amount together with all unpaid interest accrued thereon of this Note to be converted by (y) the Conversion Price.

(c) Mechanics of Conversion. As a condition to effecting the conversion set forth in Section 2.1(b) above, the Holder shall properly complete and deliver to the Company a Notice of Conversion, a form of which is annexed hereto as Exhibit B. The Notice of Conversion shall set forth the Principal Amount together with all unpaid interest accrued thereon of this Note to be converted and the date on which such conversion shall be effected (such date, the ***"Conversion Date").*** If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. Upon timely delivery to the Borrower of the Notice of Conversion, certificates evidencing that number of shares of Common Stock for the portion of the Note converted in accordance herewith shall be transmitted by the Company's transfer agent to the Holder by crediting the account of the Holder's broker with The Depository Trust Company through its Deposit / Withdrawal at Custodian system if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Conversion Shares to, or resale of the Conversion Shares by, the Holder or (B) the shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144, and otherwise by physical delivery to the address specified by the Holder in the Notice of Conversion by the date that is three (3) Trading Days after the Conversion Date (such third day being the ***"Share Delivery Date").*** The Borrower will not issue fraction shares or scrip representing fractions of shares upon conversion, but the Borrower will round the number of the she shares up to the nearest whole share.

(d) Obligation to Deliver Conversion Shares Absolute; Certain Remedies.

(i) Obligation Absolute. The Company's obligations to issue and deliver the Conversion Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares. The Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion. All payments under this Note (whether made by the Borrower or any other person) to or for the account of the Holder hereunder shall be made free and clear of and without reduction by reason of any present and future income, stamp, registration and other taxes, levies, duties, costs and charges whatsoever imposed, assessed, levied or collected by the United States or any political subdivision or taxing authority thereof or therein, together with interest thereon and penalties with respect thereto, if any on or in respect of this Note (such taxes, levies, duties, costs and charges being herein collectively called "Taxes").

(ii) Failure to Deliver Common Stock Prior to Delivery Date. Without in any way limiting the Holder's right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that i f delivery of the Common Stock issuable upon conversion of this Note is not delivered as required by Section 2.t(c) by the Share Delivery Date (a **"Conversion Default"),** the Borrower shall pay in cash to the Holder for each calendar day beyond the Delivery Date that the Borrower fails to deliver such Common Stock an amount equal to the greater of (i) $2,000.00 and (ii) 2% of the product of (1) the sum of the number of shares of Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled multiplied by (2) the Closing Trading Price of the Common Stock on the Trading Day immediately preceding the last possible date on which the Borrower could have issued such shares of Common Stock to the Holder without violating Section 2.1(c) (the **"Conversion Default Payment").** Such cash amount shall be paid to the Holder by the fifth day of the month following the month in which it has accrued (the **"Conversion Default Payment Due Date").** In the event such cash amount is not received by the Holder by the Conversion Default Payment Due Date, at the option of the Holder (without notice to the Borrower), the Conversion Default Payment shall be added to the Outstanding Balance of this Note, in which event interest shall accrue thereon in accordance with the terms of this Note.

(iii) Rescission. If, in the case of any Notice of Conversion, such certificate or certificates are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such certificate or certificates, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Note delivered to the Company and the Holder shall promptly return to the Company the Common Stock certificates issued to such Holder pursuant to the rescinded Conversion Notice.

(e) Adjustment. The number and kind of shares or other securities to be issued upon conversion determined pursuant to Section 2.1(b), shall be subject to adjustment, from time to time, upon the happening of certain events while this conversion right remains outstanding, as follows:

(f) Reservation of Shares. The Borrower represents at all times to have authorized and reserved four times the number of shares that is actually issuable upon full conversion of this Note (based on the Conversion Price in effect from time to time) (the **"Reserved Amount").** The Reserved Amount shall be increased from time to time as required to insure compliance with this provision. The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if the Borrower shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which this Note shall be convertible at the then current Conversion Price, the Borrower shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of this Note. The Borrower (i) acknowledges that it has irrevocably instructed its transfer agent to issue shares of the Common Stock issuable upon conversion of this Note, and (ii) agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of issuing the necessary shares of Common Stock in accordance with the terms and conditions of this Note. If, at any time the Borrower does not maintain the Reserved Amount it will be considered an Event of Default.

2.2 Effect of Certain Events.

(a) Fundamental Transaction Consent Right. The Borrower shall not enter into or be party to a Fundamental Transaction (as defined below), unless the Borrower obtains the prior written consent of the Holder to enter into such Fundamental Transaction. For purposes of this Note, **"Fundamental Transaction"** means that (i) (1) the Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consolidate or merge with or into (whether or not the Borrower or any of its subsidiaries is the surviving corporation) any other individual, corporation, limited liability company, partnership, association, trust or other entity or organization (collectively, **"Person"),** or (2) the Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, sell, lease, license, assign, transfer, convey or otherwise dispose of all or substandally all of its respective properties or assets to any other Person, or (3) the Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, allow any other Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of voting stock of the Borrower (not including any shares of voting stock of the Borrower held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (4) the Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other Person whereby such other Person acquires more than 50% of the outstanding shares of voting stock of the Borrower (not including any shares of voting stock of the Borrower held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (5) the Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, reorganize, recapitalize or reclassify the Common Stock, other than an increase in the number of authorized shares of the Borrower's Common Stock, or (ii) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of the Borrower. The provisions of this Section 2.2(a) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note. As a condition to pre-approving any Fundamental Transaction in writing, which approval may be withheld in the Holder's sole discretion, Holder may require the resulting successor or acquiring entity (i f not the Borrower) to assume by written instrument all of the obligations of the Borrower under this Note and all the other Transaction Documents with the same effect as if such successor or acquirer had been named as the Borrower hereto and thereto.

(b) Adjustment Due to Fundamental Transactions. If, at any time when this Note is issued and outstanding and prior to conversion of all of this Note, there shall be any Fundamental Transaction that is pre-approved in writing by the Holder pursuant to Section 2.2(a) above, as a result of which shares of Common Stock of the Borrower shall be changed into the same or a different number of shares of another class or classes of stock or securities of the Borrower or another entity, or in case of any sale or conveyance of all or substantially all of the assets of the Borrower other than in connection with a plan of complete liquidation of the Borrower, then the Holder of this Note shall thereafter have the right to receive upon conversion of this Note, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities or assets which the Holder would have been entitled to receive in such transaction had this Note been converted in full immediately prior to such transaction (without regard to any limitations on conversion set forth herein), and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price and of the number of shares issuable upon conversion of this Note) shall thereafter be applicable, as nearly as may be practicable in relation to any securities or assets thereafter deliverable upon the conversion hereof. The above provisions shall similarly apply to successive Fundamental Transactions.

(c) Adjustment Due to Distribution. I f the Borrower shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Borrower's stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a **"Distribution"),** then the Holder of this Note shall be entitled, upon any conversion of this Note after the date of record for determining stockholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the Holder with respect to the shares of Common Stock issuable upon such conversion had such Holder been the holder of such shares of Common Stock on the record date for the determination of stockholders entitled to such Distribution.

(d) Adjustment Due to Dilutive Issuance. If, at any time when this Note is issued and outstanding, the Borrower issues or sells, or in accordance with this section hereof is deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share (before deduction of reasonable expenses or commissions underwriting discounts or allowances in connection therewith) less than the Conversion Price in effect on the date of such issuance (or deemed issuance) of such shares of Common Stock (a **"Dilutive Issuance"),** then immediately upon the Dilutive Issuance, the Conversion Price will be reduced to the amount of the consideration per share received by the Borrower in such Dilutive Issuance.

The Borrower shall be deemed to have issued or sold shares of Common Stock if the Borrower in any manner issues or grants any warrants, rights or options (not including employee stock option plans), whether or not immediately exercisable, to subscribe for or to purchase Common Stock or other securities convertible into or exchangeable for Common Stock (**"Convertible Securities"**) (such warrants, rights and options to purchase Common Stock or Convertible Securities are hereinafter referred to as **"Options"**) and the price per share for which Common Stock is issuable upon the exercise of such Options is less than the Conversion Price then in effect, then the Conversion Price shall be equal to such price per share. For purposes of the preceding sentence, the "price per share for which Common Stock is issuable upon the exercise of such Options" is determined by dividing (i) the total amount, if any, received or receivable by the Borrower as consideration for the issuance or granting of all such Options, plus the minimum aggregate amount of additional consideration, if any, payable to the Borrower upon the exercise of all such Options, plus, in the case of Convertible Securities issuable upon the exercise of such Options, the minimum aggregate amount of additional consideration payable upon the conversion or exchange thereof at the time such Convertible Securities first become convertible or exchangeable, by (ii) the maximum total number of shares of Common Stock issuable upon the exercise of all such Options (assuming full conversion of Convertible Securities, if applicable). No further adjustment to the Conversion Price will be made upon the actual issuance of such Common Stock upon the exercise of such Options or upon the conversion or exchange of Convertible Securities issuable upon exercise of such Options.

Additionally, the Borrower shall be deemed to have issued or sold shares of Common Stock if the Borrower in any manner issues or sells any Convertible Securities, whether or not immediately convertible, and the price per share for which Common Stock is issuable upon such conversion or exchange is less than the Conversion Price then in effect, then the Conversion Price shall be equal to such price per share. For the purposes of the preceding sentence, the "price per share for which Common Stock is issuable upon such conversion or exchange" is determined by dividing (I) the total amount, if any, received or receivable by the Borrower as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, i f any, payable to the Borrower upon the conversion or exchange thereof at the time such Convertible Securities first become convertible or exchangeable, by (2) the maximum total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment to the Conversion Price will be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities.

(e) Purchase Rights. If, at any time when this Note is issued and outstanding, the Borrower issues any convertible securities or rights to purchase stock, warrants, securities or other property (the **"Purchase Rights"**) pro rata to the record holders of any class of Common Stock, then the Holder of this Note will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired i f such Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without regard to any limitations on conversion contained herein) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights or, i f no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale o f such Purchase Rights.

(f) Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price as a result of the events described in this Note, the Borrower, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Borrower shall, upon the written request at any time of the Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of this Note.

2.3 Method of Conversion. Note may be converted by the Holder, in whole or in part, as described in Section 2.1(a) hereof and the Purchase Agreement. Upon partial conversion of Note, a new Note containing the same date and provisions of Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of Note and interest which shall not have been converted or paid.

2.4 Limitations on Conversion. Notwithstanding anything to the contrary contained in this Note, this Note shall not be convertible by the Holder hereof, and the Company shall not effect any conversion of this Note or otherwise issue any shares of Common Stock pursuant hereto, to the extent (but only to the extent) that the Holder or any of its affiliates would beneficially own in excess of 4.99% (the ***"Maximum Percentage"***) of the Common Stock. To the extent the above limitation applies, the determination of whether this Note shall be convertible (vis-a-vis other convertible, exercisable or exchangeable securities owned by the Holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability to convert this Note, or to issue shares of Common Stock, pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. For purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Securities Act of 1934, as amended, and the rules and regulations promulgated thereunder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such

Maximum Percentage limitation. The limitations contained in this paragraph shall apply to a successor Holder of this Note. The holders of Common Stock shall be third party beneficiaries of this paragraph and the Company may not waive this paragraph without the consent of holders of a majority of its Common Stock. For any reason at any time, upon the written or oral request of the Holder, the Company shall within two (2) Trading Days confirm orally to the Holder and, i f requested, in writing to the Holder the number of shares of Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Stock, including, without limitation, pursuant to this Note or securities issued pursuant to the Purchase Agreement.

ARTICLE III
EVENT OF DEFAULT

The occurrence of any of the following events of default *("Event of Default")* shall be an event of default hereunder:

3.1 Failure to Pay. The Borrower fails to pay the Principal Amount or other sum due under Note when due.

3.2 Breach of Covenant. The Borrower breaches any material covenant of the Purchase Agreement or Note in any material respect and such breach, i f subject to cure, continues for a period of FIFTEEN (15) Trading Days after written notice to the Borrower from the Holder.

3.3 Breach of Representations and Warranties. Any material representation or warranty of the Borrower made, in the Purchase Agreement, this Note or in any certificate delivered pursuant to the Purchase Agreement, said statement or certificate given in writing pursuant hereto or in connection therewith shall be false or misleading in any material respect as of the date made and the Closing Date.

3.4 Receiver or Trustee. The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed.

3.5 Judgments. Any money judgment, writ or similar final process shall be entered or filed against Borrower or any of its property or other assets for more than ONE MILLION DOLLARS ($1,000,000.00) and shall remain unvacated, unbonded or unstayed for a period of THIRTY (30) days.

3.6 Bankruptcy. Bankruptcy, reorganization, insolvency proceeding, liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower and i f instituted against them are not dismissed within THIRTY (30) days of initiation. The Borrower suffers any appointment of any custodian or the like for it or any substantial art of its property that is not discharged or stayed within 30 days; the Borrower makes a general assignment of the benefit of creditors; the Borrower fails to pay or states that it is unable to pay, or is unable to pay its debts generally as they become due.

3.7 Non-Payment. A default by the Borrower under any one or more obligations in an aggregate monetary amount in excess of ONE MILLION DOLLARS ($1,000,000.00) for more than TWENTY (20) days after notice to the Borrower from the Holder, unless the Borrower is contesting the validity of such obligation in good faith and has segregated cash funds equal to not less than one-half of the contested amount.

3.8 Failure to Deliver Common Stock or Replacement Note. The Borrower will deliver to the Holder not later than three (3) Trading Days after the Conversion Notice, a certificate or certificates which shall be free of restricted legends and trading restrictions representing the number of shares of Common Stock being acquired upon the conversion of this Note. In lieu of delivering physical certificates representing the shares of Common Stock issuable upon a Conversion Notice, provided that the Borrower's transfer agent is participating in the Depository Trust company ("DTC") Fast Automated Securities Transfer ("FAST") program, the Borrower shall use best efforts to cause its transfer agent to electronically transmit such shares issuable upon conversion to Holder (or its designee), by crediting the account of the Holder's (or such designee's) broker with DTC through its Deposits and Withdrawal at Custodian (DWAC) program. If in the case of any conversion hereunder, such certificate or shares are not delivered to or as directed by the Holder by the fourth Trading Day after the Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or shares thereafter, to rescind such conversion, in which event the Borrower shall immediately return this Note tendered for conversion.

3.9 Public Information Failure. A Public Information Failure occurs and continues for a period of FIFTEEN (15) Days after written notice to the Borrower from the Holder of such Public Information Failure.

3.10 Reservation Default. Failure by the Borrower to have reserved for issuance upon conversion of this Note the amount of Common stock as set forth in this Note for more than FORTY FIVE (45) days after notice to the Borrower from the Holder.

3.11 Omitted.

3.12 Any cessation of operations by Borrower or Borrower admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Borrower's ability to continue as a "going concern" shall not be an admission that the Borrower cannot pay its debts as they become due.

3.13 The failure by Borrower to maintain any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future).

3.14 The Borrower shall fail to maintain the listing and/or quotation, as applicable, of the Common Stock on the Principal Market.

3.15 Omitted.

3.16 Any cessation of operations by the Borrower or the Borrower admits it is otherwise generally unable to pay its debts and such debts become due.

3.17 The restatement of any financial statements filed by the Borrower with the SEC for any date or period from two years prior to the Issue Date of this Note and until this Note is no longer outstanding, i f the result of such restatement would, by comparison to the unrestated financial statement, have constituted a material adverse effect on the rights of the Holder with respect to this Note or any other Transaction Documents.

3.18 The Borrower effectuates a reverse split of its Common Stock without twenty (20) calendar days prior written notice to the Holder.

3.19 In the event that the Borrower proposes to replace its transfer agent, the Borrower fails to provide, prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions in a form as initially delivered (including but not limited to the provision to irrevocably reserve shares of Common Stock in the reserved amount) signed by the successor transfer agent to the Borrower and the Borrower.

3.20 In the event that the Borrower proposes to replace its transfer agent, the Borrower fails to provide, prior to the effective date of such replacement, fully executed Irrevocable Transfer Agent Instructions in a form as initially delivered pursuant to the Purchase Agreement (including but not limited to the provision to irrevocable reserve shares of Common Stock in the Reserved Amount) signed by the successor transfer agent to Holder and the Borrower.

Upon the occurrence of any Event of Default, (a) the Outstanding Balance shall immediately increase to 150% of the Outstanding Balance immediately prior to the occurrence of the Event of Default and (b) this Note shall then accrue interest at the Default Interest rate (collectively, the **"Default Effects")**; *provided, however,* that (x) in no event shall the Default Effects be applied more than two times, and a particular Event of Default that triggers the Default Effects will not cause the Default Effects to be triggered again unless such Event of Default is cured after triggering the Default Effects and then occurs again thereafter, and (y) notwithstanding any provision to the contrary herein, in no event shall the applicable interest rate at any time exceed the maximum interest rate allowed under applicable law. The Default Effects shall automatically apply upon the occurrence of an Event of Default without the need for any party to give any notice or take any other action. Further, upon the occurrence and during the continuation of any Event of Default, the Holder may by written notice to the Borrower declare the entire Outstanding Balance immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding; *provided, however,* that upon the occurrence or existence of any Event of Default, immediately and without notice, all outstanding obligations payable by the Borrower hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Transaction Documents to the contrary **("Automatic Acceleration").** The Holder shall retain all rights under this Note and the Transaction Documents, including the ability to convert the then Outstanding Balance of this Note at all times following the occurrence of an Automatic Acceleration until the entire then Outstanding Balance has been paid in full. If one or more of the "Events of Default" as described in the Agreement shall occur, the Borrower agrees to pay all costs and expenses, including reasonable attorney's fees, which the Holder may incur in collecting any amount due under, or enforcing any terms of, this Note. The Borrower covenants that until all amounts due under this Note are paid in full, by conversion or otherwise, the Borrower shall notify Holder in writing within one day of any of the above Events of Default.

ARTICLE IV
NEGATIVE COVENANTS

4.1. Negative Covenants. As long as any portion of this Note remains outstanding, unless the Holder shall have otherwise given prior written consent, the Company shall not, and shall not permit any of the Subsidiaries to, directly or indirectly:

(a) other than Permitted Indebtedness (as defined below), enter into, create, incur, assume, guarantee or suffer to exist any secured indebtedness for borrowed money of any kind, including, but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

(b) other than Permitted Liens (as defined below), enter into, create, incur, assume or suffer to exist any Liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

(c) repay, repurchase or offer to repay, repurchase or otherwise acquire for cash more than a de minimis number of shares of its Common Stock other than repurchases of Common Stock of departing officers and directors of the Company, provided that such repurchases shall not exceed an aggregate of $150,000 during the term of this Note; or

(d) pay cash dividends or distributions on any equity securities of the Company.

4.2. Definitions. For the purpose of this Note, the following definitions shall apply:

(e) ***"Permitted Indebtedness"*** means (i) the Indebtedness evidenced by the Note, (ii) the Indebtedness existing on the Issue Date and set forth on Schedule 5.19 attached to the Purchase Agreement, (iii) unsecured Indebtedness incurred by the Company, which Indebtedness is not senior in rank to the Note and does not mature prior to six months from the issue date of such Indebtedness, (iv) Indebtedness secured by Permitted Liens, and (v) extensions, refinancings and renewals of any items in clauses (i) through (iv) above, provided that the principal amount is not increased (other than with respect to the addition of existing or future interest due and payable thereunder to the principal thereunder) or the terms modified to impose materially more burdensome terms upon the Company or its Subsidiaries, as the case may be.

(f) ***"Permitted Lien"*** means the individual and collective reference to the following: (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or iieid by the Company or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (v) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company's business, not interfering in any material respect with the business of the Company and its Subsidiaries taken as a whole, (vii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (viii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default, (ix) Liens incurred in connection with Permitted Indebtedness under clause (i) and, solely to the extent existing as of the Issue Date, clause (ii) of the definition thereof (including any extensions, refinancings and renewals of such Indebtedness that constitute Permitted Indebtedness).

ARTICLE V
REDEMPTION RIGHTS

5.1. Optional Redemption Right. Subject to the provisions of this Article V, at any time (a) within ninety (90) days after the Effective Date, the Company may deliver a notice to the Holder (an ***"Optional Redemption Notice"*** and the date such notice is deemed delivered hereunder, the ***"Optional Redemption Notice Date")*** of its irrevocable election to redeem all of the then outstanding principal amount together with all unpaid interest accrued thereon of this Note for cash at a redemption price equal to 150% multiplied by all of the then outstanding principal amount together with all unpaid interest accrued thereon of this Note, on the 20' Trading Day following the Optional Redemption Notice Date (such date, the ***"Optional Redemption Date",*** such 20 Trading Day period, the ***"Optional Redemption Period"*** and such redemption, the ***"Optional Redemption"),*** The Optional Redemption Amount is payable in full on the Optional Redemption Date. The Company may only effect an Optional Redemption if each of the Equity Conditions (as defined below) shall have been met (unless waived in writing by the Holder) on each Trading Day during the period commencing on the Optional Redemption Notice Date through to the Optional Redemption Date and through and including the date payment of the Optional Redemption Amount is actually made in full. If any of the Equity Conditions shall cease to be satisfied at any time during the Optional Redemption Period, then the Holder may elect to nullify the Optional Redemption Notice by notice to the Company after the day on which any such Equity Condition has not been met in which case the Optional Redemption Notice shall be null and void, ab initio. The Company covenants and agrees that it will honor all Notices of Conversion tendered from the time of delivery of the Optional Redemption Notice through the date all amounts owing thereon are due and paid in full. ***"Equity Conditions"*** means, during the period in question, (a) the Company shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more Notices of Conversion of the Holder, i f any, (b) the Company shall have paid all liquidated damages and other amounts owing to the Holder in respect of this Note, (c)(i) there is an effective Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the Conversion Shares issuable upon conversion of such portion of this Note subject to an Optional Redemption (and the Company believes, in good faith, that such effectiveness will continue uninterrupted **for** such period) or (ii) all of the Conversion Shares issuable upon conversion of such portion of this Note subject to an Optional Redemption may be resold pursuant to Rule 144 during such period, (d) the Common Stock is trading on a Trading Market and all of the shares issuable pursuant to the Transaction Documents are listed or quoted for trading on such Trading Market (and the Company believes, in good faith, that trading of the Common Stock on a Trading Market will continue uninterrupted for the foreseeable future), (e) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the Conversion Shares issuable upon conversion of such portion of this Note being redeemed at such time, (f) there is no existing Event of Default and, to the actual knowledge of the Company, no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default, (g) the issuance of the shares issuable to the Holder upon conversion of such portion of this Note subject to an Optional Redemption would not violate the limitations set forth in Section 2.3 under this Note, (h) there has been no public announcement of a pending or proposed Fundamental Transaction that has not been consummated or abandoned, and (i) the applicable Holder is not in possession of any information provided by the Company that constitutes, or may constitute, material non-public information. Notwithstanding the foregoing, the Holder may elect to convert the outstanding principal amount of the Note subject to an Optional Redemption Notice pursuant to Article II at any time prior to actual payment in cash for any redemption under this Section 5 by the delivery of an irrevocable Notice of Conversion to the Company.

A R T I C L E IV
UNSECURED NOTE

4.1 Unsecured Note. Note is an unsecured obligation of the Borrower.

A R T I C L E V
MISCELLANEOUS

5.1 Failure or Indulgence Not Waiver. No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available. Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and either faxed, mailed, emailed or delivered to each party at the respective addresses of the parties. All such notices and communications shall be effective (a) when sent by Federal Express or other overnight service of recognized standing on the Trading Day following the deposit with such service; (b) when mailed, by registered or certified mail, first class postage prepaid and addressed as aforesaid through the United States Postal Service, upon receipt; (c) when delivered by hand, upon delivery; (d) when faxed, upon confirmation of receipt; (e) when e-mailed, upon e-mail being sent.

5.3 Amendment Provision. No provision of this Note may be modified or amended without the prior written consent of the Holder. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

5.4 Assignability. Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns. The Holder may assign or transfer this Note to any transferee.

5.5 Cost of Collection. If default is made in the payment of Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys' fees.

5.6 Governing Law. Note shall be only be governed by and construed in accordance with the laws of the State of Florida, including, but not limited to, Florida statutes of limitations. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts in Miami, Florida or in the federal courts located in Miami, Florida. Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit only to the jurisdiction of such courts in Miami, Florida. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any such provision, which may prove invalid or unenforceable under any law, shall not affect the validity or unenforceability of any other provision of Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Borrower in any other jurisdiction to collect on the Borrower's obligations to Holder, or to enforce a judgment or other decision in favor of the Holder. **This Note shall be deemed an unconditional obligation of Borrower for the payment of money and, without limitation to any other remedies of Holder, may be enforced against Borrower by summary proceeding or summary judgment or any similar rule or statute in the jurisdiction where enforcement is sought. For purposes of such rule or statute, any other document or agreement to which Holder and Borrower are parties or which Borrower delivered to Holder, which may be convenient or necessary to determine Holder's rights hereunder or Borrower's obligations to Holder are deemed a part of Note, whether or not such other document or agreement was delivered together herewith or was executed apart from Note.**

5.7 Shareholder Status. The Holder shall not have rights as a shareholder of the Borrower with respect to unconverted portions of Note. However, the Holder will have the rights of a shareholder of the Borrower with respect to the Shares of Common Stock to be received after delivery by the Holder of a Conversion Notice to the Borrower.

5.8 Non-Business Days. Whenever any payment or any action to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of Florida, such payment may be due or action shall be required on the next succeeding Trading Day and, for such payment, such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

5.9 Unenforceability. I f any term in this Note is found by a court of competent jurisdiction to be unenforceable, then the entire Note shall be rescinded, the consideration proffered by the Holder for the remaining Debt acquired by the Holder not converted by the Holder in accordance with this Note shall be returned in its entirety and any Conversion Shares in the possession or control of the Investor shall be returned to the Issuer.

5.10 Entire Understanding. The Note and the Purchase Agreement between the Borrower and the Holder (including all Exhibits thereto) constitute the full and entire understanding and agreement between the Borrower and the Holder with respect to the subject hereof. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Borrower and the Holder.

5.11 Registration Rights. The Issuer hereby grants the right to the Investor, at Investor's expense, to require Issuer to register any and all issuances, past, present and future, directly connected to this specific Debt. I f the Investor shall request the registration, the Issuer shall begin the registration process within 30 days and the Investor shall have the following rights.

5.12 Recoupment of Registration Fees. I f the Investor shall invoke his rights under section 5.11 of this Agreement, the Issuer shall reimburse to the Investor all fees, costs, and disbursements, inclusive of attorney's fees, paid for by Investor, in common stock under the same terms and conditions provided for herein.

5.13 Legal Opinion. The Issuer's counsel has provided an opinion regarding the applicable exemption from registration under the Securities Act for the issuance of the Conversion Shares pursuant to the terms and conditions of this Agreement and the Note, which provides that upon conversion at any time following the date hereof, the shares received as a result of the conversion shall be issued unrestricted in accordance with the appropriate exemption.

5.14 Post-Closing Expenses. The Borrower will bear any and all miscellaneous expenses that may arise as a result of this Agreement post-closing. These expenses include, but are not limited to, the cost of legal opinion production, transfer agent fees, equity issuance fees, fees for vetting and accepting physical certificates, etc. The failure to pay any and all Post-Closing Expenses will be deemed an Event of Default.

5.15 Savings Clause. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provision of this Note will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. I f any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum allowable under law.

5.16 Attorneys' Fees and Cost of Collection. In the event of any action at law or in equity to enforce or interpret the terms of this Note or any of the other documents related to this financing, the parties agree that the party who is awarded the most money shall be deemed the prevailing party for all purposes and shall therefore be entitled to an additional award of the full amount of the attorneys' fees and expenses paid by such prevailing party in connection with the litigation and/or dispute without reduction or apportionment based upon the individual claims or defenses giving rise to the fees and expenses. Nothing herein shall restrict or impair a court's power to award fees and expenses for frivolous or bad faith pleading.

5.17 Fees and Charges. The parties acknowledge and agree that upon the Borrower's failure to comply with the provisions of this Note, the Holder's damages would be uncertain and difficult (if not impossible) to accurately estimate because of the parties' inability to predict future interest rates, the Holder's increased risk, and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder, among other reasons. Accordingly, any fees, charges, and interest due under this Note are intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not a penalty, and shall not be deemed in any way to limit any other right or remedy Holder may have hereunder, at law or in equity.

5.18 Notice of Corporate Events. Except as otherwise provided herein, the Holder of this Note shall have no rights as a Holder of Common Stock unless and only to the extent that it converts this Note into Common Stock. The Borrower shall provide the Holder with prior notification of any meeting of the Borrower's stockholders (and copies of proxy materials and other information sent to stockholders). In the event of any taking by the Borrower of a record of its stockholders for the purpose of determining stockholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation, reclassification or recapitalization) any share of any class or any other securities or property, or to receive any other right, or for the purpose of determining stockholders who are entitled to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of the Borrower or any proposed liquidation, dissolution or winding up of the Borrower, the Borrower shall mail a notice to the Holder, at least twenty (20) calendar days prior to the record date specified therein (or thirty (30) calendar days prior to the consummation of the transaction or event, whichever is earlier), o f the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time. The Borrower shall make a public announcement of any event requiring notification to the Holder hereunder substantially simultaneously with the notification to the Holder in accordance with the terms of this section.

5.19 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Note, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the charges assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

[SIGNATURES ON T H E FOLLOWING PAGE]

IN WITNESS WHEREOF, Borrower has caused Note to be signed in its name by authorized officer as of the 12th day of December 2012.

02 SECURE WIRELESS, INC.



Name: Val Kazia
Title: Chief Executive Officer

NOTARY PUBLIC WITNESS:

Exhibit B

NOTICE OF CONVERSION

(To be executed by the Registered Holder in order to convert the Note)

The undersigned hereby elects to convert $ of the principal amount and $ of the interest due on the Note issued by 02 SECURE WIRELESS, INC. on December 12, 2012 into shares of common stock of 02 SECURE WIRELESS, INC. (the "Borrower") according to the conditions set forth in such Note, as of the date written below.

Date of Conversion:

Conversion Price:

Shares to Be Delivered:

Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the Holder of the Note submitting this Conversion Notice that, after giving effect to the conversion provided for in this Conversion Notice, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such person's affiliates) of a number of shares Common Stock which exceeds the Maximum Percentage (as defined in the Note) of the total outstanding shares Common Stock of the Company as determined pursuant to the provisions of Section 2.3 of the Note.

Signature:

Allen Silberstein, CEO of AGS Capital Group, LLC

Exhibit 2.1

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER 0359484
EFFECTIVE DATE : 10/29/2003
JURISDICTION : GEORGIA
REFERENCE :0093
PRINT DATE : 10/31/2003
FORM NUMBER : 311

KEITH A. GREAVES
1509 LAUREL PARK CIRCLE
ATLANTA, GA 30329

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

02 SECURE WIRELESS, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.


STATE OF GEORGIA
1776

Cathy Cox
Secretary of Slate

Articles of Incorporation

Of

02 Secure Wireless, Inc.

Article I.

The name of the corporation is **02** Secure Wireless, Inc

Article 2.

The corporation is authorized to issue 30 million shares.

Article 3.

The street address of the registered office is 3909 Ashford Dunwoody Road, Atlanta, Georgia 30319. The registered agent at such address is T. Scott Conley. The county of the registered office is Dekalb County.

Article 4.

The name and address of each incorporator is:

P. Neal Butler, 1202 Ascot Court. Kennesaw, Georgia 30144 T. Scott Conley, 3909 Ashford Dunwoody Road. Atlanta, Georgia 30319 Keith A. Greaves, 1509 Laurel Park Circle, Atlanta, Georgia 30329 Michael J. Price, 1928Q Johnson Ferry Road, Atlanta, Georgia 30319

Article 5.

The principal mailing address of **the corporation is 3909 Ashford Dunwoody Road, Atlanta, Georgia 30319**

IN WITNESS WHEREOF, the Incorporation

This 29th day of October, 2003

J70!

undersigned has executed these Articles of



KEITH A GREAVES
Chief Financial Officer



e

OFFICE OF SECRETARY OF STATE
CORPORATIONS DIVISION
315 west Tuner, 52 Martin Luther King, Jr. Driver
Atlanta, Georgia 303341530
(404) 656-2817
Registered agent, officer, entity status information via the Interred
hittp:/Mwregeorpiacorporations.org

WARREN RARY
Director

ENRICO M. ROBINSON
Assistant Director

CATHY COX
Secretary of State

TRANSMITTAL INFORMATION
GEORGIA PROFIT DR NONPROFIT CORPORATIONS

DO NOT VIRRE IN SHADED AREA -SOS USE ONLY

NOTICE TO APPLICANT: PR t7 PLAINLY OR TYPE REMAINDER OF flits FORM

DOOMIY	roma		USSINOL	
MOOI DODS	DAM FILED		Dom	
IMECOM	EXAMMER	Juimom= iccuffn core		

1. 117584 032930705

Corporate Name Reservation Number (if one has been Wrairred; If articles are being hied withrout prior reservabon. leave the to. blank)

O2 Secure Wireless Inc.

Corporal@ Name (List exactly as it appears in articles)

2. Keith A Greaves 404-633-5316

Name of person fAng articles Icerecsta will be halad in the parson, at address nelow) Telephone Number

1509 Laurel Park Circle

Adheres

ATLANTA GEORGIA 30329

3.

Mail or deliver the following items to *the* Secretary of State, at the above address:

1) This hensmittal farm
2) Original and one copy of Ono Articles of I mouse uthai
3) Filing fee of $100.00 payable to Seurertary of Stale. Filing fees are NON-refundable.

I certify that a Notice of Incorporation or Notice of Intent to Incorporate with a publication fee of $40.00 has been or will be mailed or delivered lo the official organ of the county where the initial registered office of the corporation is to be located. (List of legal organs is posted at web site; or, the Clerk of Superior Court can advise you of the official organ ri a particu county.)

Keith A Greaves October 9, 2003

Authorized signature of person filing documents Date

Request certificates and obtain entity information via the Internet: httpArww.georgiacorporationts.org

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

DOCKET NUMBER : 050600653
CONTROL NUMBER: 0359484
EFFECTIVE DATE: 02/07/2005
REFERENCE : 0045
PRINT DATE : 03/01/2005
FORM NUMBER 111

STEVEN J. RICHARDS
WEIZENECKER MOTTERN & FISHER P.C.
1800 PEACHTREE ST. STE. 620
ATLANTA, GA 30309

CERTIFICATE OF AMENDMENT

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

02 SECURE WIRELESS, INC.
A DOMESTIC PROFIT CORPORATION

has filed articles of amendment in the Office of the Secretary of State and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.


STATE OF GEORGIA
1776

Cathy Cox
Secretary of State

ARTICLES OF AMENDMENT
TO ARTICLES OF INCORPORATION
OF 02 SECURE WIRELESS, INC.

359484

Pursuant to the provisions of Georgia Business Corporation Code, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is 02 Secure Wireless, Inc.

2. The following amendments were adopted by the shareholders of the corporation on October 29, 2003 in accordance with Section 14-2-1003 of the Georgia Business Corporation Code by unanimous consent as permitted by Section 14-2-704(a) of the Georgia Business Corporation Code:

"ARTICLE 2

The corporation is organized for profit pursuant to the provisions of the Georgia Business Corporation Code, and may engage in all business permitted by applicable law.

ARTICLE 3

3.1 The corporation has the authority to issue not more than:

(a) Fifty Million (50,000,000) shares of common voting stock, no par value per share;

(b) Ten Million (10,000,000) shares of preferred stock, no par value per share ("Preferred Stock"), which may be issued in series by the Board of Directors as hereinafter provided.

3.2 Shares of Preferred Stock may be issued from time to time in one or more series.
Preferred Stock shall have voting rights, no voting rights, or such special voting rights as the Board of Directors may fix and determine in issuing such stock, and shall have rights to receive cumulative, non-cumulative, or partially cumulative dividends as the Board of Directors may fix and determine in issuing such stock. Before any shares of Preferred Stock of any particular series shall *be* issued, the Board of Directors shall fix and determine and is hereby expressly empowered to fix and determine, in the manner provided by law, the following provisions of the *shares* of such series:

i) the distinctive designation of such series and the number of shares which shall constitute *such* series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by like action of the Board of Directors;

ii) the rate of dividend payable on shares of such series, the times of payment of the dividends, whether dividends shall be cumulative, conditions upon which and the date from which such dividends shall be accumulated on all shares of such series, and whether arrearages on the payment of dividends will bear interest;

iii) the time or times when and the price or prices at which shares of such series shall be redeemable and the purchase, retirement or sinking fund provisions, if any, for the purchase or the redemption of such shares;

iv) the amount payable on shares of such series in the event of any voluntary or involuntary liquidation, which shall not be deemed to include the merger or consolidation of the corporation or a sale, lease, or conveyance of all or part of the *assets* of the corporation;

v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such series for, shares of common stock or shares of any other series of Preferred Stock and the terms and conditions of such conversion or exchange; and

vi) the voting rights of shares of such series or absence thereof and the extent of such voting rights, if any.

ARTICLE 4

4.1 A director *of* the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability (i) for any appropriation, in violation of his duties, of any business opportunity of the corporation, (ii) for acts or omissions which involve intentional misconduct of a knowing violation of law, (iii) of the types set forth in 0.C.G.A. §14-2-832, or (iv) for any transaction from which the director derived an improper personal benefit.

4.2 Any repeal or modification of the provisions of this Article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation with respect to any act or omission occurring prior to the effective date of such repeal or modification.

4.3 If *the* Georgia Business Corporation Code is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Georgia Business Corporation Code.

4.4 In the event that any of the provisions of this Article (including within a single sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

ARTICLE 5

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expense (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him/her in connection with such action, suit or proceeding, in accordance with the laws of the State of Georgia, and to the full extent permitted by said laws except as the bylaws of the corporation may otherwise provide. Such indemnification shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, including insurance purchased and maintained by the corporation, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE 6

Any action that is required or permitted to be taken al a meeting of the shareholders may be taken without a meeting if the action is taken by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by shareholders entitled to take action without a meeting and delivered to the corporation for inclusion in the minutes or filing with the corporate records."

3. The amendments do not provide for the exchange, reclassification or cancellation of any issued shares, or for a change in the stated capital of the corporation.

IN WITNESS WHEREOF, the corporation has caused these Articles of Amendment to be executed by a duly authorized officer on this 29 day of October, 2003.

02 SECURE WIRELESS, INC.

Et[ee]: Keith A. Greaves, Secretary

Central No. 0359484

STATE OF GEORGIA

Secretary of State

Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF AMENDMENT

I, Brian P. Kemp, the Secretary of State and the Corporations Commissioner of the State of Georgia, hereby certify under the seal of my office that

02 SECURE WIRELESS, INC.
a Domestic Profit Corporation

has filed articles/certificate of amendment in the Office of the Secretary of State on **05/05/2010** and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles/certificate of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on May 5, 2010

Brian P. Kemp
Secretary of State

Control No: 0359484
Date Filed: 05/05/2010 08:51 AM
Brian P. Kemp
Secretary of State

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
02 SECURE WIRELESS, INC.

Pursuant to the Georgia Business Corporation Code, 02 SECURE WIRELESS, INC., a Georgia corporation, hereby submits the following Articles of Amendment:

I.

The name of the Corporation is 02 SECURE WIRELESS, INC. and the Charter Number of the Corporation is 0359484.

11.

Article 3.1 of the Articles of Incorporation is amended to read in its entirety as follows:

3.1 The corporation has the authority to issue not more than:

(a) One billion five hundred million (1,500,000,000) shares of common voting stock, no par value per share; and

(b) Ten million (10,000,000) shares of preferred stock, no par value per share ("Preferred Stock"), which may be issued in series by the Board of Directors as hereinafter provided.

The above amendment was adopted on May 4, 2010.

The amendment was duly approved by the shareholders in accordance with the provisions of Code Section 14-2-1003.

IN WITNESS THEREOF, 02 SECURE WIRELESS, INC. has caused these Articles of Amendment to be executed and its corporate seal to be affixed and has caused the foregoing to be attested, all by its duly authorized officers, on May 4, 2010.

02 SECURE WIRELESS, INC. Attest:

By: .'.

Scott Conley ..... Keith A. Greaves
President Secretary



Brian P. Kemp
Secretary of State

Entity Control No. 0359484 02 SECURE WIRELESS, INC 1093 Al A Beach Blvd ft-1/12 St Augustine. FL 32080

STATE OF GEORGIA

2012 Corporation Annual Registration

OFFICE OF SECRETARY OF STATE
Annual Registration Filings
P.O. Box 23038
Columbus, Georgia 31902-3038 Control No: 0359484 Date Filed: 02105/2012 11:28 AM Brian P. Kemp

Secretary of State

ach business entity registered or filed with the Office of Secretary of State is required to tile an annual registration. Amount due for this entity is indicated above and below on the remittance form. Annual fee is $50. If amount is more than $50, the total reflects amount(s) due from previous year(s) and any applicable late fee(s). Renew by April 1, 2012. Your Annual Registration must be postmarked by April 1, 2012. If your registration and payment are not postmarked by April 1, 2012, you will be assessed a $25.00 late filing penalty fee.

Far faster processing, we invite you to file your Annual Registration online with a credit card at www..georgiacorPorations.org. The Corporations Division accepts Visa, MC, Discover, American Express and ATM/Debit Cards with the Visa or MC logo for online filings only. Annual Registrations not processed online require payment with a check, certified bank check or money order. We cannot accept cash for payment.

You may mail your registration in by submitting the bottom portion of this remittance with a check or money order payable to "Secretary of State. All checks must be pre-printed with a complete address in order to be accepted by our offices for your filing. Absolutely, no counter or starter checks will be accepted. Failure to adhere to these guidelines will delay or possibly reject your filing. Checks that are dishonored by your bank are subject to a $30.00 NSF charge. Failure to honor your payment could result in a civil suit filed against you and/or your entity may be Administratively Dissolved by the Secretary of State. [See O.C.G.A. § 13-8-15 and Title 14, respectively.]

Officer, address and Agent information currently of record is listed below. Please verify "county of registered office." If correct and complete, detach bottom portion, sign, and return with payment. Or, enter changes as needed and submit. Complete each line, even if the same individual serves as Chief Executive Officer, Chef Financial Officer, and Secretary of the corporation.

Note: Registered Agent address must be a street address in Georgia where the agent may be served personally. A mail drop or P.O. Box does not comply with Georgia law for registered office. P.O. Boxes may be used for principal office and officers' addresses.

Any person authorized by the entity to do so may sign and file registration (including online firing). Added anal hy. a person who signs a doctment submits an electronic tiling he or she knows is false in any material respect with the intent that the document be delivered to tine Secretary of State for filing shall be guilty cif a misdemeanor and, upon colviction thereof, shall be punished to the highest degree permissible by law. [O.C.G.A. § 14-2-129.1

Please return ONLY the original form below and applicable fee(s). For more information on Annual Registrations or to file online, visit wAw.georgiacoroorations.oro. Cr, call 404-856-2817. PLEASE PRINT LEGIBLY.

Current information printed below. Review and update as needed. Detach original coupon and return with payment.

CORPORATION HAKE	ADDRESS	CITY	STATE	ZIP
02 SECURE WIRELESS, INC	1093 A1A Beach Rid '442	&Augustine	FL	32080
CEO: Val Karla	1093 A1A Beach Bivd 8442	St Augustine	FL	32080
CFO: Val Kama	1093 A1A Beach Bivd '442	&Augustine	FL	32080
SEC Val Keats	1093 A1A Beach Bivd 8442	&Augustine	FL	32080
AGT Senors, Craig Christopher	4898 S. ad Peachtree Rd. NW	Nmeross	GA.	30071
F ABOVE INFORNAVN'M8 CHANGES, TYPE OR PRINT CORRECTIONS BELOW:				
CORPORATION ADDRESS:				
CEO:				
CFO.				
SEC:				
AG7.			Gs.	
I CERTIFY THAT I AM AUTHORIZED TO SIGN THIS FORM AND THAT THE INFORMATION IS TRUE AND CORRECT.	P.O. BOXIVOT ACCEPTABLE non REGISTERED AGENTS ADDRESS	COUNTY OF REGISTERED OFFICE: Ohinnelt	COUNTY CHANGE OR CORRECTION:	
AUTHORIZED SIGNATURE: Val Karla	DATE: 215/2012 1		Total Due:	
TITLE: Fier	EMAIL: valkazia@asecureriviess.com		$50.00	

6R201 2012 Corporation Anual Registration

126 03594847.3 0050009 02SECUREUIRELESSINC05 201204017 0050009

Central No. 0359484

STATE OF GEORGIA

Secretary of State
Corporations Division

313 West Tower
2 Martin Luther King, Jr. Drive
Atlanta, Georgia 30334-1530

CERTIFICATE OF AMENDMENT

I, Brian P. Kemp, the Secretary of State and the Corporations Commissioner of the State of Georgia, hereby certify under the seal of my office that

02 SECURE WIRELESS, INC.
a Domestic Profit Corporation

has filed articles/certificate of amendment in the Office of the Secretary of State on **08/01/2012** and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles/certificate of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on August 1, 2012

BRIAN P KEMP
SECRETARY OF STATE

Amendment to the
Articles of Incorporation

of

O2 Secure Wireless, Inc.

A Georgia Corporation

The following amendments were adopted by the shareholders of the corporation on July 23, 2012, in accordance with Section 14-2-1003 of the Georgia Business Corporation Code by unanimous consent as permitted by Section 14-2-704(a) of the Georgia Business Corporation Code:

ARTICLE 2

The corporation is organized for profit pursuant to the provisions of the Georgia Business Corporation Code, and may engage in all business permitted by applicable law.

ARTICLE 3

3.1 The corporation has the authority to issue not more than:

(a) Eight Billion (8,000,000,000) shares of common voting stock, no par value per share;

(b) Ten Million (10,000,000) shares of preferred stock, no par value per share ("Preferred Stock"), which may be issued in series by the Board of Directors as hereinafter provided.

IN WITNESS WHEREOF, the corporation has caused these Articles of Amendment to be executed by a duly authorized officer on this 23rd day of July, 2012.

O2 SECURE WIRELESS, INC.

/s/Val Kazia
By: Val Kazia, Chief Executive Officer

WRITTEN CONSENT OF THE BOARD OF DIRECTORS OF
O2 SECURE WIRELESS, INC.

Pursuant to the Georgia Business Corporation Code, the undersigned director of O2 Secure Wireless, Inc. (the "Corporation") hereby take the following corporate actions as of July 23, 2012, which shall have the same force and effect as if the same were taken at a duly called meeting of the directors of the Corporation. The director signing this consent certifies that he has waived notice of meeting.

WHEREAS, the Corporation desires to increase the authorized shares of common voting stock, no par value to Eight Billion (8,000,000,000);

THEREFORE, IT IS HEREBY RESOLVED AS FOLLOWS:

1. The Corporation shall effectuate an increase in the authorized shares of common stock, no par value to Eight Billion (8,000,000,000).

2. The officers of the Corporation are authorized to take any other action and make any filings as necessary to carry out the corporate acts set forth herein.

/s/ Val Kazia
Val Kazia, Director

Amendment to the
Articles of Incorporation
of
O2 Secure Wireless, Inc.
A Georgia Corporation

The following amendments were adopted by the shareholders of the corporation on November 30, 2012, to become effective December 7, 2012, in accordance with Section 14-2-1003 of the Georgia Business Corporation Code by unanimous consent as permitted by Section 14-2-704(a) of the Georgia Business Corporation Code:

ARTICLE 1

The name of the corporation is "O2 Secure Wireless, Inc."

ARTICLE 2

The corporation is organized for profit pursuant to the provisions of the Georgia Business Corporation Code, and may engage in all business permitted by applicable law.

ARTICLE 3

3.1 The corporation has the authority to issue not more than:
(a) Eighty Million (80,000,000) shares of common voting stock, no par value per share;
(b) Ten Million (10,000,000) shares of preferred stock, no par value per share ("Preferred Stock"), which may be issued in series by the Board of Directors as hereinafter provided.

IN WITNESS WHEREOF, the corporation has caused these Articles of Amendment to be executed by a duly authorized officer on this 30th day of October, 2012.

O2 SECURE WIRELESS, INC.
/s/ Val Kazia
By: Val Kazia, Chief Executive Officer

Exhibit 2.2

BYLAWS

ARTICLE ONE
Offices and Agent

Section 1.1 Registered Office and Agent. The corporation shall maintain a registered office in the State of Georgia and shall have a registered agent whose business office is identical to the registered office

Section 1.2 Other Offices. In addition to its registered office, the corporation may have offices at any other place or places, within or without the State of Georgia, as the Board of Directors may from time to time select or as the business of the corporation may require or make desirable.

ARTICLE TWO
Shareholders' Meetings

Section 2.1 Place of Meetings. Meetings of shareholders may be held at any place within or without the State of Georgia as set forth in the notice thereof or in the event of a meeting held pursuant to waiver of notice, as set forth in the waiver, or if no place is so specified, at the principal office of the corporation.

Section 2.2 Annual Meetings. The annual meeting of shareholders shall be held at a date and time set by the Board of Directors within 120 days after the end of the corporation's fiscal year, unless that day is a legal holiday, and in that event on the next succeeding business day, for the purpose of electing directors and transacting any and all business that may properly come before the meeting. If the annual meeting of shareholders is not held on the day designated in this Section 2.2, any business, including the election of directors, that might properly have been acted upon at that meeting may be acted upon at a special meeting in lieu of the annual meeting held pursuant to these bylaws or held pursuant to a court order.

Section 2.3 Special Meetings. Special meetings of shareholders or a special meeting in lieu of the annual meeting of shareholders may be called at any time by the Board of Directors or the President. Special meetings of shareholders or a special meeting in lieu of the annual meeting of shareholders shall be called by the corporation upon the written request of the holders of Fifty percent (50%) of all the votes entitled to be cast on the issue or issues proposed to be considered at the proposed special meeting.

Section 2.4 Notice of Meetings. Unless waived as contemplated in Section 5.2, a notice of each meeting of shareholders stating the date, time and place of the meeting shall be given not less than ten (10) days nor more than sixty (60) days before the date thereof, by or at the direction of the President, the Secretary,
or the officer or persons calling the meeting, to each shareholder entitled to vote at that meeting. In the case of an annual meeting, the notice need not ate the purpose or purposes of the meeting unless the articles of incorporation or the Georgia Business Corporation Code (the "Code") requires the purpose or purposes to be stated in the notice of the meeting. In the case of a special meeting, including a special meeting in lieu of an annual meeting, the notice of meeting shall state the purpose or purposes for which the meeting is called.

Section 2.5 Voting Group. Voting group means all shares of one or more classes or series that are entitled to vote and be counted together collectively on a matter at a meeting of shareholders. All shares entitled to vote generally on the matter are for that purpose a single voting group.

Section 2.6 Quorum. With respect to shares entitled to vote as a separate voting group on a matter at a meeting of shareholders, the presence, in person or by proxy, of a majority of the votes entitled to be cast on the matter by the voting group shall constitute a quorum of that voting group for action on that matter unless the articles of incorporation or the Code provides otherwise. Once a share is represented for any purpose at a meeting, other than solely to object to holding the meeting or to transacting business at the meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of the meeting unless a new record date is or must be set for the adjourned meeting pursuant to Section 8.7 of these bylaws.

Section 2.7 Vote Required for Action. If a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation, provisions of these laws validly adopted by the shareholders, or the Code requires a greater number of affirmative votes. If the articles of incorporation or the Code provide for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on the matter. With regard to the election of directors, unless otherwise provided in the articles of incorporation, if a quorum exists, action on the election of directors is taken by a plurality of the votes cast by the shares entitled to vote in the election.

Section 2.8 Voting of Shares. Unless the articles of incorporation or the Code provides otherwise, each outstanding share having voting rights shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Voting on all matters shall be by voice vote or by show of hands unless any qualified voter, prior to the voting on any matter, demands vote by ballot, in which case each ballot shall state the name of the shareholder voting and the number of shares voted by him, and if the ballot be cast by proxy, it shall also state the name of the proxy.

Section 2.9 Proxies. A shareholder entitled to vote pursuant to Section 2.8 may vote in person or by proxy pursuant to an appointment of proxy executed in writing by the shareholder or by his attorney in fact. An appointment of proxy shall be valid for only one meeting to be specified therein, and any adjournments of such meeting, but shall not be valid for more than eleven months unless expressly provided therein. Appointments of proxy shall be dated and filed with the records of the meeting to which they relate. If the validity of any appointment of proxy is questioned, it must be submitted to the secretary of the meeting of shareholders for examination or to a proxy officer or committee appointed by the person presiding at the meeting. The secretary of the meeting if appointed, the proxy officer or committee, shall determine the validity or invalidity of any appointment of proxy submitted and reference by the secretary in the minutes of the meeting to the regularity of an appointment of proxy shall be received as prima facie evidence of the facts stated for the purpose of establishing the presence of a quorum at the meeting and for all other purposes.

Section 2.10 Presiding Officer. The President shall serve as the chairman of every meeting of shareholders unless another person is elected by shareholders to serve as chairman at the meeting. The chairman shall appoint any persons he deems required to assist with the meeting.

Section 2.11 Adjournments. Whether or not a quorum is present to organize a meeting, any meeting of shareholders (including an adjourned meeting) may be adjourned by the holders of a majority of the voting shares represented at the meeting to reconvene at a specific time and place, but no later than 120 days after the date fixed for the original meeting unless the requirements of the Code concerning the selection of a new record date have been met. At any reconvened meeting within that time period, any business may be transacted that could have been transacted at the meeting that was adjourned. If notice of the adjourned meeting was properly given, it shall not be necessary to give any notice of the reconvened meeting or of the business to be transacted, if the date, time and place of the reconvened meeting are announced at the meeting that is adjourned and before adjournment; provided, however, that if a new record to is or must be fixed, notice of the reconvened meeting must be given to persons who are shareholders as of the new record date.

Section 2.12 Action of Shareholders Without a Meeting. Action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if the action is taken by all shareholders entitled to vote on the action or, if so provided in the articles of incorporation, by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted. The action must be evidenced by one or More written consents describing the action taken, signed by shareholders entitled to take action without a meeting and delivered to the corporation for inclusion in the minutes or filing with the corporate records. The corporation shall give written notice of actions taken as required by the Code.

ARTICLE THREE
The Board of Directors

Section 3.1 General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors. In addition to the powers and authority expressly conferred upon it by these bylaws, the Board of Directors may exercise all powers of the corporation and do all lawful acts and things that are not by law, by any legal agreement among shareholders, by the articles of incorporation or by these bylaws directed or required to be exercised or done by the shareholders.

Section 3.2 Number, Election and Term of Office. The number of directors of the corporation shall not be less than one nor more than seven, the precise number to be fixed by resolution of shareholders or of the Board of Directors from time to time. Except as provided in Section 3.4, the directors shall be elected by the vote of shareholders as set forth in Section 2.7 at each annual meeting of shareholders or special meeting in lieu of the annual meeting. Except in case of death, written resignation, retirement, disqualification, or removal, each director shall serve until the next succeeding annual meeting and thereafter until his successor is elected and qualifies or until the number of directors is decreased.

Section 3.3 Removal One or more directors may be removed from office with or without cause by shareholders by a majority of the votes entitled to be cast. If the director was elected by a voting group, only shareholders of that voting group may participate in the vote to remove him. Removal action may be taken at any meeting of shareholders with respect to which the notice stated that the purpose, or one of the purposes, of the meeting is removal of the director, and a removed director's successor may be elected at the same meeting.

Section 3.4 Vacancies. A vacancy occurring in the Board of Directors, other than by reason of an increase in the number of directors, shall be filled for the unexpired term by the first to take action of (a) shareholders or (b) the Board of Directors, and if the directors remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative ate of a majority of all directors remaining in office. If the vacant office held by a director elected by a voting group, only the holders of shares of that voting group or the remaining directors elected by that voting group are entitled to vote to fill the vacancy. A vacancy occurring in the Board of Directors by reason of an increase in the number of directors shall be filled in like manner as any other vacancy, but if filled by action of the Board of Directors shall only be for a term of office continuing until the next election of directors by shareholders and until the election and qualification of a successor.

Section 3.5 Compensation. Unless the articles of incorporation provide otherwise, the Board of Directors may determine from time to time the compensation, if any, directors may receive for their services as directors. A director may also serve the corporation in a capacity other than that of director and receive compensation, as determined by the Board of Directors, for services rendered in any other capacity.

ARTICLE FOUR
Meetings of the Board of Directors

Section 4.1 Regular Meetings. Regular meetings of the Board of Directors shall be held immediately after the annual meeting of shareholders or a special meeting in lieu of the annual meeting. In addition, the Board of Directors may schedule other meetings to occur at regular intervals throughout the year.

Section 4.2 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or by any two directors in office at that time.

Section 4.3 Place of Meetings. Directors may hold their meetings at any place within or without the State of Georgia as the Board of Directors may from time

time establish for regular meetings or as set forth in the notice of special meetings or, in the event of a meeting held pursuant to waiver of notice, as set forth in the waiver.

Section 4.4 Notice of Meetings. No notice shall be required for any regularly scheduled meeting of the directors. Unless waived as contemplated in Section 5.2, each director shall be given at least one day's notice (as set forth in Section 5.1) of each special meeting stating the date, time, and place of the meeting.

Section 4.5 Quorum. Unless a greater number is required by the articles of incorporation, these bylaws, or the Code, a quorum of the Board of Directors consists of a majority of the total number of directors that has been prescribed by resolution of shareholders or of the Board of Directors pursuant to Section 3.2.

Section 4.6 Vote Required for Action. (a) If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors unless the Code, the articles of incorporation, or these bylaws require the vote of a greater number of directors.

(b) A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless:

(1) He objects at the beginning of the meeting (or promptly upon his arrival) to holding it or transacting business at the meeting;

(2) His dissent or abstention from the action taken is entered in the minutes of the meeting; or

(3) He delivers written notice of his dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting.

The right of dissention or abstention is not available to a director who votes in favor of the action taken.

Section 4.7 Participation by Conference Telephone. Any or all directors may participate in a meeting of the Board of Directors or of a committee of the Board of Directors through the use of any means of communication by which all directors participating may simultaneously hear each other during the meeting.

Section 4.8 Action by Directors Without a Meeting. Unless the articles of incorporation or these bylaws provide otherwise, any action required or permitted to be taken at any meeting of the Board of Directors or any action that may be taken at a meeting of a committee of Board of Directors may be taken without a meeting if the action is taken by all the members of the Board of Directors (or of the committee as the case may be). The action must be evidenced by one or more written consents describing the action taken, signed by each ''rector (or each director serving on the committee, as the case may be), and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

Section 4.9 Adjournments. Whether or not a quorum is present to organize a meeting, any meeting of directors (including an adjourned meeting) may be adjourned by a majority of the directors present, to reconvene at a specific time and place. At any reconvened meeting any business may be transacted that could have been transacted at the meeting that was adjourned. If notice of the adjourned meeting was properly given, it shall not be necessary to give any notice of the reconvened meeting or of the business to be transacted, if the date, time and place of the reconvened meeting are announced at the meeting that was adjourned.

Section 4.10 Committees of the Board of Directors. The Board of Directors by resolution may designate from among its members an executive committee and one or more other committees, each consisting of one or more directors all of whom serve at the pleasure of the Board of Directors. Except as limited by the Code, each committee shall have the authority set forth in the resolution establishing the committee. The provisions of this Article Four as to the Board of Directors and its deliberations shall be applicable to any committee of the Board of Directors.

ARTICLE FIVE
Manner of Notice and Waiver as to Shareholders and Directors

Section 5.1 Procedure. Whenever these bylaws require notice to be giver to any shareholder or director, the notice shall be given in accordance with this Section 5.1. Notice under these bylaws shall be in writing unless oral notice is reasonable under the circumstances. Any notice to directors may be written or oral. Notice may be communicated in person; by telephone, telegraph, teletype, or other form of wire or wireless Communication; or by mail or private carrier:. If these forms of personal notice are impracticable, notice may be communicated by a newspaper of general circulation in the area where published, or by radio, television, or other form of public broadcast communication. Written notice to the shareholders, if in a comprehensible form, is effective when mailed, if mailed with first-class postage prepaid and correctly addressed to the shareholder's address shown in the corporation's current record of shareholders.

Except as provided above, written notice, if in a comprehensible form, is effective at the earliest of the following:

(1) When received or when delivered, properly addressed, to the addressee's last known principal place of business or residence;

(2) Five days after its deposit in the mail, as evidenced by the postmark, if mailed with first-class postage prepaid and correctly addressed; or

(3) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee.

Oral notice is effective when communicated if communicated in a comprehensible manner. In calculating time periods for notice, when a period of time measured in days, weeks, months, years, or other measurement of time is prescribed for the exercise of any privilege or the discharge of any duty, the first day shall not be counted but the last day shall be counted.

Section 5.2 Waiver.

(a) A shareholder may waive any notice before or after the date and time stated in the notice. Except as provided below in (b), the waiver must be in writing, be signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

(b) A shareholder's attendance at a meeting (i) waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

(c) Unless required by the Code, neither the business transacted nor the purpose of the meeting need be specified in the waiver.

(d) A director may waive any notice before or after the date and time stated in the notice. Except as provided below in (e), the waiver must be in writing, signed by the director entitled to the notice, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

A director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

ARTICLE SIX
Officers

Section 6.1 Number. The officers of the corporation shall consist of a President, a Secretary and a Treasurer and any other officers as may be appointed by the Board of

Directors or appointed by a duly appointed officer pursuant to this Article Six. The Board of Directors shall from time to time create and establish the duties of the other officers. Any two or more offices may be held by the same person. Section

6.2 Election and Term. All officers shall be appointed by the Board of Directors or by a duly appointed officer pursuant to this Article Six and shall serve at the pleasure of the Board of Directors or the appointing officers as the case may be. All officers, however appointed, may be removed with or without cause by the Board of Directors and any officer appointed by another officer may also be removed by the appointing officer with or without cause.

Section 6.3 Compensation. The compensation of all officers of the corporation appointed by the Board of Directors shall be fixed by the Board of Directors.

Section 6.4 President. The President shall be the chief executive officer of the corporation and shall have general supervision of the business of the corporation. He shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall perform such other duties as may from time to time be delegated to him by the Board of Directors.

Section 6.5 Vice Presidents. In the absence or disability of the President, or at the direction of the President, the Vice President, if any, shall perform the duties and exercise the powers of the President. If the corporation has more than one Vice President the one designated by the Board of Directors shall act in lieu of the President. Vice Presidents shall perform Whatever duties and have whatever powers the Board of Directors may from time to time assign.

Section 6.6 Secretary. The Secretary shall be responsible for preparing minutes of the acts and proceedings of all meetings of shareholders and of the Board of Directors and any committees thereof. He shall have authority to give all notices required by law or these bylaws. He shall be responsible for the custody of the corporate books, records, contracts and other documents. The Secretary may affix the corporate seal to any lawfully executed documents and shall sign any instruments as may require his signature. The Secretary shall authenticate records of the corporation. The Secretary shall perform whatever additional duties and have whatever additional powers the Board of Directors may from time to time assign him. In the absence or disability of the Secretary or at the direction of the President, any assistant secretary may perform the duties and exercise the powers of the Secretary.

Section 6.7 Treasurer. The Treasurer shall be responsible for the custody of all funds and securities belonging to the corporation and for the receipt, deposit or disbursement of funds and securities under the direction of the Board of Directors. The Treasurer shall cause to be maintained full and true accounts of all receipts and disbursements and shall make reports of the same to the Board of Directors and the President upon request. The Treasurer shall perform all duties as may be assigned to him from time to time by the ward of Directors.

Section 6.8 Bonds. The Board of Directors by resolution may require any or all of the officers, agents or employees of the corporation to give bonds to the corporation, with sufficient surety or sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and to comply with any other conditions as from time to time may be required by the Board of Directors.

ARTICLE SEVEN
Distributions and Share Dividends

Section 7.1 Authorization or Declaration. Unless the articles of incorporation provide otherwise, the Board of Directors from time to time in its discretion may authorize or declare distributions or share dividends in accordance with the Code.

Section 7.2 Record Date With Regard to Distributions and Share Dividends. For the purpose of determining shareholders entitled to a distribution (other than one involving a purchase, redemption, or other reacquisition of the corporation's shares) or a share dividend the Board of Directors may fix a date as the record date. If no record date is fixed by the Board of Directors, the record date shall be determined in accordance with the provisions of the Code.

ARTICLE EIGHT
Shares

Section 8.1 Authorization and Issuance of Shares. In accordance with the Code, Board of Directors may authorize shares of any class or series provided for in the articles of incorporation to be issued for any consideration valid under the provisions of the Code. To the extent provided in the articles of incorporation, the Board of Directors shall determine the preferences, limitations, and relative rights of the shares.

Section 8.2 Share Certificates The interest of each shareholder in the corporation shall be evidenced by a certificate or certificates representing shares of the corporation which shall be in such form as the Board of Directors from time to time may adopt. Share certificates shall be numbered consecutively, shall be in registered form, shall indicate the date of issuance, the name of the corporation and that it is organized under the laws of the State of Georgia, the name of the shareholder, and the number and class of shares and the designation of the series, if any, represented by the certificate. Each certificate shall be signed by any one of the President, a Vice President, the Secretary, or the Treasurer. The corporate seal need not be affixed.

Section 8.3 Rights of Corporation with Respect to Registered Owners. Prior to due presentation for transfer of registration of its shares, the corporation may treat the registered owner of the shares as the person exclusively entitled to vote the shares, to receive any share dividend or distribution with respect to the shares, and for all other purposes; and the corporation shall not be bound to recognize any equitable or other claim to or interest in the shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 8.4 Transfers of Shares. Transfers of shares shall be made upon the transfer books of the corporation, kept at the office of the transfer agent designated to transfer the shares, only upon direction of the person named in the certificate, or by an attorney lawfully constituted in writing; and before a new certificate is issued, the old certificate shall be surrendered for cancellation or, in the case of a certificate alleged to have been lost, stolen, or destroyed, the requirements of Section 8.6 of these bylaws shall have been met.

Section 8.5 Duty of Corporation to Requester Transfer. Notwithstanding any of the provisions of Section 8.4 of these bylaws, the corporation is under a duty to register the transfer of its shares only if:

(a) the certificate is endorsed by the appropriate person or persons; and

(b) reasonable assurance is given that the endorsement or affidavit is genuine and effective; and

(c) the corporation either has no duty to inquire into adverse claims or has discharged that duty; and

(d) the requirements of any applicable law relating to the collection of taxes have been met; and

(e) the transfer in fact is rightful or is to a bona fide purchaser.

Section 8.6 Lost, Stolen or Destroyed Certificates. Any person claiming a share certificate to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in the manner required by the Board of Directors and, if the Board of Directors requires, shall give the corporation a bond of indemnity in form and amount, and with one or more sureties satisfactory to the Board of Directors, as the Board of Directors may require, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

Section 8.7 Fixing of Record Date with regard to Shareholder Action. For the purpose of determining shareholders entitled to notice of a shareholders' meeting, to demand a special meeting, to vote, or to take any other action, the Board of Directors may fix a future date as the record date, which date shall be not more than seventy (70) days prior to the date on which the particular action, requiring a determination of shareholders, is to be taken. A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. If no record date is fixed by the Board of Directors, the record date shall be determined in accordance with the provisions of the Code.

ARTICLE NINE Indemnification

Section 9.1 Definitions. As used in this Article, the term:

(a) "Corporation" includes any domestic or foreign predecessor entity of this rporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(b) "Director" means an individual who is or was a director of the corporation or an individual who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

(c) "Expenses" includes attorneys' fees.

(d) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

(e) "Officer" means an individual who is or was an officer of the corporation or an individual who, while an officer of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. An officer is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on, or otherwise involve services by, him the plan or to participants in or beneficiaries of the plan.

(f) "Officer" includes, unless the context requires otherwise, the estate or personal representative of an officer.

(g) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(h) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Section 9.2 Basic Indemnification Arrangement.

(a) Except as provided in subsections 9.2(d) and 9.2(e) below, the corporation shall indemnify an individual who is made a party to a proceeding because he is or was a director or officer against liability incurred by him in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

(b) A person's conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection 9.2(a).

(c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent shall not, of self, be determinative that the proposed indemnitee did not meet the standard of conduct set forth in subsection 9.2(a).

(d) The corporation shall not indemnify a person under this Article in connection with (i) a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or (ii) any proceeding in which such person was adjudged liable on the basis that he improperly received a personal benefit unless, and then only to the extent that, a court of competent jurisdiction determines pursuant to Section 14-2-854 of the Code that in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnification.

(e) Indemnification permitted under this Article in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 9.3 Advances for Expenses.

(a) The corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer as a party to a proceeding in advance of final disposition of the proceeding if:

(i) such person furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in subsection 2(a) above; and

(ii) such person furnishes the corporation a written undertaking (meeting the qualifications set forth below in subsection 9.3(b)), executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this Article or otherwise.

(b) The undertaking required by subsection 9.3(a)(ii) above must be an unlimited general obligation of the proposed indemnitee but need not be secured and may be accepted without reference to financial ability to make repayment.

Section 9.4 Authorization of and Determination of Entitlement to Indemnification.

(a) The corporation acknowledges that indemnification of a director or officer under Section 9.2 has been pre-authorized by the corporation in the manner described in subsection 9.4(b) below. Nevertheless, the corporation shall not indemnify a director or officer under Section 9.2 unless a separate determination has been made in the specific case that indemnification of such person is permissible in the circumstances because he has met the standard of conduct set forth in subsection 9.2(a); provided, however, that regardless of the result or absence of any such determination, and unless limited by the articles of incorporation of the corporation, to the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director or officer, the corporation shall indemnify such person against reasonable expenses incurred by him in connection therewith.

(b)The determination referred to in subsection 9.4(a) above shall be made, at election of the board of directors:

(i) by the board of directors of the corporation by majority vote of a - quorum consisting of directors not at the time parties to the proceeding;

(ii) if a quorum cannot be obtained under subdivision (i), by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

(iii) by special legal counsel:

(1) selected by the board of directors or its committee in the manner prescribed in subdivision (i) or (ii); or

(2) if a quorum of the board of directors cannot be obtained under Subdivision (i) and a committee cannot be designated under subdivision (ii), selected by a majority vote of the full board of directors (in which selection directors who are parties may participate); or

(iv) by the shareholders; provided that shares owned by or voted under the control of directors or officers who are at the time parties to the proceeding may not be voted on the determination.

(v) As acknowledged above, the corporation has pre-authorized the indemnification of directors and officers hereunder, subject to a case-by-case determination that the proposed indemnitee met the applicable standard of conduct under subsection 9.2(a). Consequently, no further decision need or shall be made on a case-by-case *basis* as to the authorization of the corporation's indemnification of directors or officers hereunder. Nevertheless, evaluation as to reasonableness of expenses of a director or officer in the specific case shall be made in the same manner as the determination that indemnification is permissible, as described in subsection 9.4(b) above, except that if the determination is made by special legal counsel, evaluation as to reasonableness of expenses shall be made by those entitled under subsection 9.4(b)(iii) to select counsel.

Section 9.5 Court-Ordered Indemnification and Advances for Expenses. Unless this corporation's articles of incorporation provide otherwise, a director or officer who is a party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification or advances for expenses if it determines that:

(i) The applicant is entitled to mandatory indemnification under the final clause of subsection 9.4(a) above (in which case the corporation shall pay the indemnitee's reasonable expenses incurred to obtain court-ordered indemnification);

(ii) The applicant is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth .in subsection 9.2(a) above or was adjudged liable as described in Subsection 9.2(d) above (but if he was adjudged so liable, any court-ordered indemnification shall be limited to reasonable expenses incurred by the indemnitee unless the articles of incorporation of this corporation or a bylaw, contract or resolution approved or ratified by shareholders pursuant to Section 9.7 provides otherwise); or

(iii) In the case of advances for expenses, the applicant *is* entitled pursuant to the articles of incorporation, bylaws or any applicable resolution or agreement, to payment for or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceeding.

Section 9.6 Indemnification of Employees and Agents. Unless this corporation's articles of incorporation provide otherwise, the corporation may indemnify and advance expenses under this Article to an employee or agent of the corporation who is not a director or officer to the same extent as to a director or officer.

Section 9.7 Shareholder Approved Indemnification.

(a) If authorized by the articles of incorporation or a bylaw, contract or resolution approved or ratified by shareholders of the corporation by a majority of the votes entitled to be cast, the corporation may indemnify or obligate itself to indemnify a person made a party to a proceeding, including a proceeding brought by or in the right of the corporation, without regard to the limitations in other sections of this Article. The corporation shall not indemnify a person under this Section 9.7 for any liability incurred in a proceeding in which the person is adjudged liable to the corporation or *is* subjected to injunctive relief in favor of the corporation:

if for any appropriation, in violation of his duties, of any business opportunity of the corporation;

(ii) for acts or omissions which involve intentional misconduct or a knowing violation of law;

(iii) for the types of liability set forth in Section 14-2-832

of the Code; or (iv) for any transaction from which he

received an improper personal benefit.

(b) Where approved or authorized in the manner described in subsection 9.7(a) above, the corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

(i) the proposed indemnitee furnishes the corporation a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in subsection 9.7(a)(i) - (iv) above; and

(ii) the proposed indemnitee furnishes the corporation a written undertaking, executed personally, or on his behalf, to repay any advances if it is ultimately - determined that he is not entitled to indemnification.

Section 9.8 Liability Insurance. The corporation may purchase and maintain insurance on behalf of a director or officer or an individual who is or *was* an employee or agent of the corporation or who, while an employee or agent of the corporation, *is* or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against tie same liability under Section 9.2, Section 9.3 or Section 9.4 above.

Section 9.9 Witness Fees. Nothing in this Article shall limit the corporation's power to pay or reimburse expenses incurred by a person in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent in the proceeding.

Section 9.10 Report--to Shareholders. If the corporation indemnifies or advances expenses to a director in connection with a proceeding by or in the right of the corporation, the corporation shall report the indemnification or advance, in writing, to the shareholders with or before the notice of the next shareholders' meeting.

Section 9.11 Amendments; severability. No amendment, modification or rescission of this Article Nine, or any provision hereof, the effect of which would diminish the rights to indemnification or advancement of expenses as set forth herein shall be effective as to any person with respect to any action taken or omitted by such person prior to such amendment, modification or rescission. In the event that any of the provisions of this Article (including any provision within a single section, subsection, division or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article shall remain enforceable to the fullest extent permitted by law.

ARTICLE TEN
Miscellaneous

Section 10.1 Inspectioin writing, to the shareholders with or before the notice of the next shareholders' meeting.

Section 9.11 Amendments; severability. No amendment, modification or rescission of this Article Nine, or any provision hereof, the effect of which would diminish the rights to indemnification or advancement of expenses as set forth herein shall be effective as to any person with respect to any action taken or omitted by such person prior to such amendment, modification or rescission. In the event that any of the provisions of this Article (including any provision within a single section, subsection, division or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article shall remain enforceable to the fullest

ARTICLE TEN
Miscellaneous

Section 10.1 Inspection of Books and Records. The Board of Directors shall have power to determine which accounts, books and records of the corporation shall be opened to the inspection of shareholders, except those as may by law specifically be made open to inspection, and shall have power to fix reasonable rules and regulations not in conflict with the applicable law for the inspection of accounts, books and records which by law or by determination of the Board of Directors shall be open to inspection. Without the prior approval of the Board of Directors in their discretion, the right of inspection set forth in Section 14-2-1602(c) of the Code shall not be available to any shareholder owning two (2) percent or *less* of the shares outstanding.

Section 10.2 Fiscal Year. The Board of Directors is authorized to fix the fiscal year of the corporation and to change the same from time to time as it deems appropriate.

Section 10.3 Corporate Seal. If the Board of Directors determines that there should be a corporate seal for the corporation, it shall be in the form as the Board of Directors may from time to time determine.

Section 10.4 Annual Financial Statements. In accordance with the Code, the corporation shall prepare and provide to shareholders such financial statements as may be required by the Code.

Section 10.5 Conflict with Articles of Incorporation. In the event that any provision of these bylaws conflicts with any provision of the articles of incorporation, the articles of incorporation shall govern.

ARTICLE ELEVEN
Amendments

Section 11.1 Power to Amend Bylaws The Board of Directors shall have power to alter, amend or repeal these bylaws or adopt new bylaws, but any bylaws adopted by the Board of Directors may be altered, amended or repealed, and new bylaws adopted, by the shareholders. The shareholders may prescribe by expressing in the action they take-in adopting or amending any bylaw or bylaws that the bylaw or bylaws so adopted or amended shall not be altered, amended or repealed by the Board of Directors.

Exhibit 3.1


INCORPORATED UNDER THE LAWS
OF THE STATE OF GEORGIA
AUTHORIZED COMMON STOCK SHARES
NO PAR VALUE
3459
SECURE
wireless
"using the air to share"
THIS CERTI
IS THE REG
Sample
Shares of O2 Secure Wireless, Inc. Common Stock
O2 SECURE WIRELESS, INC.
CORPORATE SEAL

Exhibit 6.1

THE C I T Y OF P A LM COAST FiberNET BROADBAND NETWORK AGREEMENT
This nonexclusive Broadband Network Access Agreement ("Agreement") is made and entered into on this 4th day of February, 2011, by and between the City of Palm
Coast, Florida ("City"), a Florida municipal corporation, of 160 Cypress Point Parkway, Ste.
B-106, Palm Coast, FL 32164, and 02 Secure Wireless, Inc., a Georgia Domestic Profit
Corporation, of 1093 A l A Beach Boulevard, Suite 442, St. Augustine, Florida 32080 ("Service
Provider" or "Provider"), and will remain in effect through the 4th day of February, 2014
unless extended in accordance with provisions in Section 2. Provider and the City may be
referred to individually as a "Party" and collectively as the "Parties."
RECITALS
WHEREAS, the City created an open access city fiber telecommunications network in
the City (hereinafter referred to as "Network" or "Palm Coast FiberNET") in order to:
Create new business opportunities for incumbent service providers;
Create new entrepreneurial business opportunities;
Encourage economic development; and
Provide an increased range of telecommunications services and options for the businesses,
and institutions o f the City of Palm Coast; and
WHEREAS, the City has built Palm Coast FiberNET and is seeking to contract with
qualified telecommunications service providers, including but not limited to Provider, to have
the non-exclusive right to make use of Palm Coast FiberNET to provide broadband services to
telecommunications users in its coverage area; and
WHEREAS, Provider, a broadband service provider duly registered to conduct business
within the State of Florida and the City of Palm Coast, hereby enters into this Agreement to
acquire access and transport capacity on Palm Coast FiberNET; and
WHEREAS, because of the City's significant investment in its Network and the
importance of achieving Palm Coast FiberNET's goals, it is essential that the City and Provider
share a clear understanding of their respective rights and responsibilities and maintain good
vv'orking relationships during the term of this Agreement, both during normal operations and
throughout all Network upgrades and expansions.
NOW, THEREFORE, in consideration of the above referenced recitals and the following
mutual covenants, agreements, and obligations of the Parties, which constitute good and
valuable consideration, and with the intention to be legally bound hereby, the City and
Provider agree as set forth above and as follows:
1. Definitions.
1.1. "Access Service" means any service that permits users to obtain access to the
Internet through the Network, and includes v/ithout limitation the Minimum List of Initial
Products and any other products that allow access to the Internet.

1.2. "Agreement" means this Broadband Network Access Agreement
1.3. "Confidential information" means a party's trade secrets under applicable law and
also the proprietary and confidential information disclosed to the other party.
1.4. "Coverage area" refers to that portion of the City of Palm Coast and the county of
Flagler where the Palm Coast FiberNET and telecommunications services are available.
1.5. "Effective date" is the original date of this Agreement.
1.6. "Force majeure" shall mean acts of God, acts of third parties, acts of terrorism,
strikes, civil riots, floods, material or labor restrictions by governmental authority, failures by
providers of telecommunications, electricity or other essential services, and any other cause not
within the reasonable control of the City or Provider.
1.7. "Palm Coast FiberNET" shall mean the broadband netv/ork using Palm Coast
FiberNET fiber optic technology and open network architecture (ONA) owned entirely by the
City, and designed, built, tested, operated and maintained by the City and its agents. Palm
Coast FiberNET is made available to telecommunications and Internet service providers on a
v/holesale basis through a monthly fee per circuit provided. Those service providers, rather

than the City, shall provide retail telecommunications and Internet access services to business and residential customers.
1.8. "Qualified," when used to describe a telecommunications service provider, shall mean an entity registered to conduct business within the State of Florida and capable of providing broadband services on Palm Coast FiberNET.
1.9 "Rate Sheet" means the fees, service charges and applicable installation charges that the City charges to the service providers as provided in **Exhibit " C "**.
1.10. "Service Level Agreemenf ("SLA") means a written agreement in the form attached as **Exhibit "B"** attached hereto and herein by this reference specifying such characteristics as time of day, day of week, and latency, bandwidth, and other quality of service factors associated with a distinctively different product offered over Palm Coast FiberNET.
1.11. "Service Providers" shall mean the group of telecommunications and Internet service providers, including Provider, who are licensed to do business in the State of Florida and interested in leasing access and transport capacity on Palm Coast FiberNET to provide the broadband communication services to businesses and residential users within the boundaries of the Coverage Area. Any service provider that has been approved, qualified and meets all applicable state and federal certification and/or licensing requirements, as provided herein, shall have the right to market, advertise and sell ser\'ices to subscribers over the "Palm Coast FiberNET".
1.12. "Term"' means the initial 18-month or subsequent 12-month time period covered under this Agreement, whichever is currently in effect.

2. Tenn.
2.1. This Agreement shall be operational on its effective date and shall continue for eighteen (18) months. However, either party has the right to terminate this Agreement pursuant to the terms laid out in Section 16.
2.2. This Agreement shall be automatically renewed for up to two (2) additional twelve (12) month terms unless either party provides written notice no fewer than sixty (60) days prior to the expiration of the current term.
3. Rights & Responsibilities of theCity.
3.1. The City will operate and maintain Palm Coast FiberNET within its Coverage Area and offer open access and transport capacity to qualified telecommunications service providers. The City will periodically undertake to upgrade and expand Palm Coast FiberNET to meet its own needs, and those of Provider and other service providers, as provided in Section 9 of this Agreement.
3.2. The City will maintain a network operator to provide support for Palm Coast FiberNET tv»'enty-four hours a day, seven days a week as documented in a Service Level Agreement to be entered into with Provider.
3.3. The City will exclusively perform any and all network upgrades and routine and extraordinary maintenance and repairs, as v/ell as emergency repairs to correct any failure, interruption, or impairment in the operation of Palm Coast FiberNET.
3.4. Palm Coast FiberNET will meet Provider's facilities and/or services at a designated port in a Palm Coast FiberNET fiber cross connect panel in a designated Palm Coast FiberNET collocation facility.
3.5. Maintenance activities will be performed at the City's discretion, but it shall consult Provider and other service providers in advance of scheduling such work and will make every reasonable effort to minimize the interruptions of Provider's service. Whenever possible, the City shall provide Provider at least two (2) days notice of maintenance activities that may interrupt Provider's service. In the event of an emergency, priority *will* be given to restoring the system and serving the emergency telecommunications needs for police, fire or rescue operations first, maintenance or repair to restore Provider's services second, and all other City service and facilities third.
3.6. In all cases, the City shall retain ownership rights and title to Palm Coast FiberNET and each device and component thereof, as well as intellectual property, documents, data, studies, surveys, maps, models, photographs, designs, diagrams, equipment, software, reports or other materials prepared by Provider or its subcontractors resulting from this

Agreement.
3.7. The City shall retain all title to Palm Coast FiberNET and each device and component thereof No portion of Palm Coast FiberNET shall become a fixture of Provider.

4. Rights & Responsibilities of Provider.
4.1. Provider agrees to the conditions imposed in the Acceptable Use Policy (the "AUP") attached hereto as **Exhibit "A"** and incorporated herein by this reference.
4.2. Provider shall provide broadband services of its choosing to businesses and residential locations connected to Palm Coast FiberNET and shall be responsible for meeting associated customer service commitments.
4.3. Provider shall exercise its discretion regarding customer service offerings and associated charges, which Provider shall be entitled to change upon days prior written notification to the City.
4.4. Provider shall be solely responsible for collections of amounts billed to its customers. Failure of an Provider customer to pay Provider in no v/ay relieves Provider of any of its obligations to pay the City of Palm Coast. The City takes no position as to whether Provider may charge interest on late payments to subscribers or approved service providers.
4.5. Provider will be responsible for marketing its own services. The City shall not knowingly market or promote any service to businesses or residences that competes with Provider during the term of this Agreement.
4.6. This Agreement implies no rights to access Palm Coast FiberNET's peering point or collocation facilities. Admission to, and use of, those facilities shall be governed by separate written agreements.
4.7. Provider shall comply with permitting, inspection, and notice requirements required by the City during Palm Coast FiberNET construction, maintenance, and testing activities.
4.8. Provider commits that it w i l l keep Palm Coast FiberNET technically secure by using only industry standard equipment.
4.9. Provider shall not translate, modify, disassemble, or reverse engineer Palm Coast FiberNET or create derivative works based on any portion of Palm Coast FiberNET or authorize or permit others to do so.
4.10. Complaint Records. The Provider shall keep full and complete records in connection with all vv'ritten complaints in connection with the Palm Coast FiberNET. Such records shall identify the person contacting the Provider, and the person responding on behalf of the Provider, the subject matter of the contact, the date and time it was received, the resolution of the matter in question or the action taken by the Provider in connection with the contact, and the date and time thereof, and such other infonnation as may be deemed pertinent by the Provider. These written records shall be made available to the City within ten (10) business days of the City's request, subject to applicable privacy laws. A summary of written complaints shall be prepared by the Provider and submitted to the City annually, upon request. The summary shall be in a format acceptable to the City.

4.11. Major Outages. The Provider will begin working on a "major outage" no later than twenty-four (24) hours after the interruption becomes known. A "major outage" is defined as total disruption of service to a majority of that Provider's subscribers served by Palm Coast FiberNET.
4.12. Criminal Investigation and National Security. To the extent required by applicable laws. City may, without prior notice to Provider, disclose protected personal information to law enforcement as part of a criminal investigation or an investigation related to national security, provided that, to the extent permitted by applicable laws, City shall require court-ordered documentation before such disclosure. Additionally, City may, without prior notice to Provider, disclose protected personal information to law enforcement i f it has a good faith belief that such disclosure is reasonably necessary to: (a) satisfy any applicable laws, legal process or enforceable governmental request, (b) enforce applicable terms of service, including investigation of potential violations thereof, (c) detect, prevent, or otherwise address fraud, security or technical issues, or (d) protect against imminent harm to the rights, property or

safety of City, its users or the public as required or permitted by applicable laws.
5. Functionality Test. Within thirty (30) days of execution of this Agreement, the City and Provider will conduct a network test of applications and interfaces to ensure Provider that Palm Coast FiberNET is fully capable of supporting delivery of Provider's telecommunications services to its customers. Both parties will use good faith, commercially reasonable efforts to resolve any problems and/or provide alternatives or changes to produce test results that are acceptable to both parties. Should the network test not successfully meet the acceptance criteria agreed upon by both parties. Provider w i l l not be obligated to proceed to implementation of its use of Palm Coast FiberNET. Similar testing procedures will be followed after Palm Coast FiberNET system modifications.
6. Service Level Agreements. One or more separate written Service Level Agreement(s) (SLA) in the form provided in **Exhibit** " B " attached hereto and incorporated herein by this reference, shall be executed between the City and Provider for each distinctively different product offered on Palm Coast FiberNET by Provider to its customers. The SLA shall specify such characteristics as time of day, day of week, and latency, bandwidth, and other quality o f service factors and fees associated with services.
7. Representations, Conditions & Acceptance. Provider's receipt of Palm Coast FiberNET services and corresponding obligation to pay associated fees shall be conditioned upon meeting the following conditions, unless any are waived by mutual consent by the City of Palm Coast and Provider:
Provider has secured from the City of Palm Coast all necessary approvals to operate on Palm Coast FiberNET and all necessary and appropriate permits, licenses and authorizations of the City, County, and Federal governments have been issued and have not been terminated, revoked or suspended or interrupted;
There are no court actions or civil actions that have limited or restricted Provider's rights to perform as described in this Agreement;

There are no laws, statutes, or regulations or any local ordinances that will have the effectof preventing or restricting Provider's rights and obligations to perform as described in this Agreement; and
A l l of the previously agreed upon network conditions have all been successfully met and continue to be consistent with expectations established and agreed upon by both parties.
8. Fees, Billings & Payments.
8.1. Fees charged for Palm Coast FiberNET services are formally established by the City, posted on the City of Palm Coast website, and otherwise made publicly available. A copy of Palm Coast FiberNET service charges in use on the effective date of this Agreement is included in a separate written rate sheet, attached hereto as **Exhibit " C "** and incorporated herein by this reference and as may be amended from time to time. Modifications to service charges are made periodically at regularly scheduled meetings of the City. The City will notify Provider and other services providers at least thirty (30) days prior to scheduled rate adjustment actions by the city and will take into account written and verbal testimony by service providers before taking action, although the City will have final decision making authority.
8.2. Applicable installation charges and one-time service start-up fees shall be billed by the City to Provider upon completion of associated work at the rates provided in **Exhibit "C".**
8.3. Fees shall be calculated and billed at the end of each month. Provider shall pay the City all amounts owed within thirty (30) days.
8.4. Failure to pay established fees by Provider shall constitute a default of this Agreement. In the event of any dispute regarding any payment or portion thereof, payment of the full amount shall be made on schedule while resolution of the dispute is undertaken. Should Provider fail to meet obligations in paying such fees, the City may, at its option, negotiate with Provider to allow continued access to the Palm Coast FiberNET at current or reduced "lifeline" levels so as minimize customer impacts.
8.5 Any costs associated with the buildout of the infrastructure for Provider's utilization of FiberNET w i l l be borne by Provider. These costs to be paid by Provider are nonrefundable.

Sections 3.6 and 3.7 herein, shall apply to such buildout.
9. Modifications to Palm Coast FiberNET.
9.1. The City v/ill periodically expand and modify the Network to meet its own needs, as well as those of Provider and other service providers. The City agrees to use cost effective efforts to design and implement modifications in a fashion that minimizes service disruptions.
9.2. Should Provider require specific network modifications to meet its specific needs, the City shall reviev/ said request, and may agree to enter into an agreement with Provider identifying the nature of the desired changes, outlining how improvements will be financed and

implemented, how testing will be undertaken to ensure that intended functionality is achieved, and specifying the method of acceptance of completed modifications.
9.3. The City and Provider may conduct a network test of applications and interfaces following modifications made to Palm Coast FiberNET to ensure Provider that the Network is flilly capable of supporting delivery of Provider's telecommunications services to its customers.
• **10.** Warranties.
10.1. The City warrants that Palm Coast FiberNET w i l l operate in material compliance with the terms for Network operation as provided in the individual Service Level Agreements.
10.2. Each party warrants that it has the authority to enter into this Agreement and that doing so does not violate any other right, duties, or obligations, contractual or otherwise, it has to a third party.
10.3. NO WARRANTIES. THE ONLY WARRANTIES CONCERNING THE PALM COAST FIBERNET, AND OTHER SERVICES AND DELIVERABLES PROVIDED UNDER THIS AGREEMENT, ARE THOSE CONTAINED HEREIN, IN LIEU OF A LL OTHER WARRANTIES AND REPRESENTATIONS, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OR MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, TITLE, NONINFRINGEMENT
OR OTHERWISE. CITY ALSO SPECIFICALLY DISCLAIMS ANY WARRANTIES OR REPRESENTATIONS RELATED TO THE INTERNET OR SECURITY-RELATED FEATURES OF THE PALM COAST FIBERNET. CITY DOES NOT GUARANTEE COMPLETE SECURITY V IA THE INTERNET OR THE PALM COAST FIBERNET. CITY SHALL HAVE NO LIABILITY FOR THE CONDUCT OF SUBSCRIBERS USING OR ACCESSING THE PALM COAST FIBERNET.
11. Indemnity.
11.1. Provider shall indemnify, hold harmless, and defend the City, from and against any and all claims, damages, losses, and expenses including, but not limited to, attorney's fees, arising out of or resulting from the performance or provision for services required under this Agreement, including damage to persons or property, provided that same is caused in whole or part by the error, omission, negligent act, failure to act, malfeasance, misfeasance, conduct, or misconduct of Provider, its agents, servants, officers, officials, employees, or subcontractors.
11.2 Infringement Indemnity. Provider shall indemnify and hold City harmless from all loss and liability, including attorneys' fees, court costs, and all other litigation expenses for any infringement of patent rights, copyright, trade secret, or any other proprietary right or trademark, and all other intellectual property claims or by any person or persons in consequence of the use by City, or any of its officers or agents, of services enabled by the Palm Coast FiberNET that are offered for sale to the public by Provider or are provided to the City by Provider pursuant to this Agreement.

11.3. Nothing in this Agreement shall be deemed to affect the rights, privileges, and immunities of the City as set forth in Section 768.28, Florida Statues.
11.4. In claims against any person or entity indemnified under this Section by an employee of Provider or its agents or subcontractors, anyone directly or indirectly employed by them or anyone for whose acts they may be liable, the indemnification obligation under this Section shall not be limited by a limitation on amount or type of damages, compensation, or benefits payable by or for Provider or its agents or subcontractors, under Workers

Compensation acts, disability benefits acts, or other employee benefit acts.
11.5. The execution of this Agreement by Provider shall obligate Provider to comply with the indemnification provision in this Agreement; however. Provider must also comply with the provisions of this Agreement relating to insurance coverages.

12. INSURANCE.

12.1. Provider shall obtain or possess and continuously maintain the following insurance coverage, from a company or companies, with a Best Rating of A- or better, authorized to do business in the State of Florida and in a form acceptable to the City and with only such terms and conditions as may be acceptable to the City:
12.1.1. Workers Compensation/Employer Liability. Provider shall provide Worker Compensation insurance for all employees engaged in the work under this Agreement in accordance with the laws of the State of Florida. Employers' Liability Insurance shall be provided at limits not less than the follov/ing:
$100,000 Each Accident
$100,000 Disease Each Employee
12.1.2. Comprehensive General Liability. Provider shall provide coverage for all operations including, but not limited to, contractual, independent contractors, products and complete operations and personal injury v/ith limits not less than the following:
$500,000 Bodily Injury & Property Damage - each occurrence
12.1.3. Comprehensive Business Automobile Liability. Provider shall provide complete coverage of Bodily Injury and Property Damage in accordance with the laws of the State of Florida, as to the ownership, maintenance, and use of all owned, non-owned, leased or hired vehicles.
12.1.4. Professional Liability. Provider shall provide professional liability insurance as well as errors and omission insurance in a minimum amount of $500,000 CSL or its equivalent, with a combined single limit of not less than $500,000, protecting Provider against claims of the City for negligence, errors, mistakes, or omissions in the performance of services to be performed and furnished by Provider.
12.2. All insurance other than Workers Compensation and Professional Liability that must be maintained by Provider shall specifically include the City as an additional insured. A l l

insurance minimum coverages extend to any subcontractor, and Provider shall be responsible for all subcontractors.
12.3. Provider shall provide Certificates of Insurance to the City evidencing that all such insurance is in effect prior to the effective date of this Agreement. These Certificates of Insurance shall become part of this Agreement. Neither approval by the City nor failure to disapprove the insurance furnished by Provider shall relieve Provider of Provider's full responsibility for performance of any obligation including Provider's indemnification of the City under this Agreement. If, during the period which an insurance company is providing the insurance coverage required by this Agreement, an insurance company shall: (1) lose its Certificate of Authority, (2) no longer comply vv'ith Section 440.57, Florida Statutes, or (3) fail to maintain the requisite Best's Rating and Financial Size Category, Provider shall, as soon as Provider has knowledge of any such circumstance, immediately notify the City and immediately replace the insurance coverage provided by the insurance company with a different insurance company meeting the requirements of this Agreement. Until such time as Provider has replaced the unacceptable insurer with an insurer acceptable to the City, Provider shall be deemed to be in default of this Agreement.
12.4. The insurance coverage shall contain a provision that requires that prior to any changes in the coverage, except increases in aggregate coverage, thirty days prior notice will be given to the City by submission of a new Certificate o f Insurance.
12.5. Provider shall provide Certificates of Insurance directly to the City Manager. The certificates shall clearly indicate that Provider has obtained insurance of the type, amount, and classification required by this Agreement.
12.6. All insurance shall be primary to, and not contribute with, any insurance or selfinsurance maintained by the City.
12.7. Subcontractors. I f a subcontractor will be used to complete any portion of this

Agreement, Provider shall ensure that the subcontractor is covered by insurance that complies with the above requirements and the policy or an endorsement shall name the City, its officers, agents and employees and Provider as additional insureds.
13. Third Party Beneficiaries. The City shall not be obligated or liable under the terms of this Agreement to any party other than Provider. There are no third party beneficiaries to this Agreement.
14. Provider is an independent contractor and not an agent, representative, or employee of the City. The City shall have no liability except as specifically provided in this Agreement.
15. Force Majeure. Neither party shall be liable or responsible for a force majeure event beyond its control. In no event shall Provider be entitled to monetary payment or compensation of any kind from the City for any costs or damages incurred as a result of force majeure disruptions or delays. It is understood and explicitly acknowledged that Palm Coast FiberNET is operated by the City, and in the event of an emergency or qualifying force majeure incident, priority will be given to meeting the emergency telecommunications needs

for police, fire or rescue operations before any maintenance or repair is performed for Provider's access to operations dependent upon the Palm Coast FiberNET, as more fully provided in Section 3.5.
16. Termination o f Agreement.
16.1. The City shall have the absolute right to terminate this Agreement without cause. The City w i l l issue written notification to Provider thirty (30) days prior to termination.
16.2. The City shall have the right to terminate this Agreement in the event that Provider defaults in meeting its obligations. In the event of Provider's default, the City will issue written notification to Provider thirty (30) days prior to the termination and will provide Provider thirty (30) days to correct the specific deficiencies.
16.3. Provider shall be entitled to terminate all of its obligations hereunder if, by sixty (60) days after the effective date of this Agreement, implementation conditions have not been successfully completed, or i f the Netv/ork has not continued to be operational, and i f such failures were not caused by the actions or inactions of Provider. Should Provider wish to terminate this Agreement under such circumstances, it shall send a written notice of termination to the City no later than ten (10) days prior to the intended termination date.
16.4. If subsequent Netv/ork performance does not meet the conditions set forth in applicable SLAs, then either party shall be entitled to terminate this Agreement upon thirty (30) days prior written notice of termination. Prior to any notice of termination, however. Provider shall provide written notification to the City of unsatisfactory Network performance of the Palm Coast FiberNET. Upon such notice, the City shall be granted thirty (30) days to undertake all reasonable efforts to correct operational problems. Should the City fail to correct the operational problems cited in the notice. Provider shall be entitled to initiate termination of this Agreement by giving an additional 30 days written notice to the City.
16.5. It is imperative that all service providers accessing Palm Coast FiberNET meet commitments made to customers. In the event that customer complaints regarding Provider are made to the City and should the nature and frequency of these complaints indicate that Provider is failing to meet obligations to its customers, the City shall provide written notification of said service failures to Provider and demand that said failures be remedied immediately. Under such circumstances, should Provider fail to resolve the specified problems within thirty (30) days of such notice, the City shall restrict Provider from serving additional customers and shall issue a second notice demanding Provider resolve customer service problems within ten (10) days to avoid termination of Palm Coast FiberNET access. If problems remain unresolved, the City shall terminate Provider's access to Palm Coast FiberNET, and the City shall have the option to terminate this Agreement.
16.6. Under no circumstances shall the City be liable for any costs, expenses, claims, suits or losses sustained by Provider as a result of termination of access to Palm Coast FiberNET or of this Agreement.
16.7. If for any reason whatsoever this Agreement terminates. Provider shall file with the City, within sixty (60) calendar days of such termination or when operations cease.

whichever occurs later, certified financial statements reflecting the gross revenues received by Provider since the conclusion of the previous fiscal year. Adjustments to any Fees owed to the City shall be made upon review of such statement. Provider shall be prohibited from conducting any transaction or making such arrangements which have the effect of evading payment of any fee owed to the City under this Agreement.
16.8. The City may terminate this Agreement for copyright infringement.
17. Dispute Resolution. The parties shall attempt to resolve any controversy, claim, problem or dispute arising out of, or related to, this Agreement through good faith consultation in the ordinary course of business. In the event that the project managers of the parties do not resolve a dispute, either party may, upon written notice to the other, request that the matter be referred to senior management officials within each respective organization with express authority to resolve the dispute. Senior management officials shall, within thirty (30) days, meet or confer at least once in good faith, to negotiate a mutually acceptable resolution. Should the parties be unable to settle the dispute, both parties shall be entitled to fully pursue their claim through the courts.
18. Miscellaneous.
18.1. Non-Discriminafion. In performing this Agreement, neither the City nor Provider shall discriminate or permit discrimination against any person because of race, color, religion, national origin, gender, or sexual orientation. In the event of such discriminadon, the City may, in addition to any other rights or remedies available, terminate the Agreement.
18.2. Consent to Jurisdiction. This Agreement and the performance thereof shall be governed by and enforced under the laws of the State of Florida, and i f legal action by either party is necessary for or with respect to the enforcement of any or all of the terms and conditions hereof, then exclusive jurisdiction and venue therefore shall lie in the Seventh Judicial Circuit Court in and for Flagler County, Florida.
18.3. No Partnership. Nothing contained herein shall be deemed or construed by the parties hereto or by any third person to create the relationship of principal and agent, partnership, joint venture or any association between the parties.
18.4. Assignment. Neither party to this Agreement shall assign this Agreement, or any portion of it, without the prior written permission of the other party, which permission shall not be unreasonably withheld or delayed, and any such assignment made without such consent shall be void and shall not operate to relieve either Party from any of its obligations or liabilities under this Agreement.
18.5. Subcontractors. Any subcontractor used by Provider in the performance of this Agreement must be properly licensed pursuant to applicable law. Each subcontractor shall have the same obligations with respect to its work as Provider would have i f Provider performed the work. Provider shall ensure that all subcontractors and all employees who perform work for it are trained and experienced. Provider shall be responsible for ensuring that the work of subcontractors is performed consistent v/ith this Agreement and other applicable law, shall be responsible for acts or omissions of subcontractors under this Agreement to the

same degree it is responsible for the acts of its employees, shall be responsible for promptly correcting acts or omissions by any subcontractor, and shall implement a quality control program to ensure that the work contemplated by this Agreement is properly performed.
18.6. Waiver & Remedies. Failure of either party to enforce any provision of this Agreement or the waiver thereof in any instance shall not be construed as a general waiver or relinquishment on *its* part of any such provision but the same shall nevertheless be and remain in full force and effect. The remedies expressly provided in this Agreement shall be in addition to any other remedies available at law or in equity.
18.7. Confidentiality. Each party w i l l use reasonable efforts, to the extent it does for its own proprietary and confidential information of like nature, to prevent any Confidential Information of the other party from being disclosed to third parties except as set forth in this Agreement or as authorized by a party in writing or as required by law, including but not limited to disclosures made pursuant to the Federal Freedom of Information Act and the Florida Public Records Act, or similar law requiring disclosure of public records or

information, nor shall the City be liable for disclosure of information pursuant thereto. If Provider shares any information with the City that Provider wishes to have held in confidence. Provider shall prominently mark such information as a "Trade Secret."
18.8. Disclosure of Confidential Information. To the extent permitted by applicable law, and specifically Chapter 119 of the Florida Statutes, the City will not disclose any of the confidential information of Provider marked "Trade Secref during the term, and any renewal term of this Agreement. I f applicable law, a court order, or subpoena requires disclosure of Provider's confidential information, then the City will promptly give Provider written notice and the City will promptly disclose said confidential information.
18.9. Compliance with Applicable Laws. In addition to all requirements contained herein, the Parties w i l l comply with all applicable laws, including but not limited to the Federal and Florida Freedom of Information Act and the Florida Public Records Act, as they currently exist and as they may be amended from time to time. Provider is subject to Chapter 119 of the Florida Statutes. This Agreement will be terminated i f Provider fails to comply with the requirements of Chapter 119, Florida Statutes. The City shall also comply with any lawful court order or subpoena and Provider agrees to indemnify the City against any action as agreed to in Section 11 above and Provider further agrees to take no action against the City as a result of the City following said law, court order or subpoena.
18.10. Approvals. If the approval or consent of any Party is required under this Agreement, such approval or consent may only be given in writing, and shall not be unreasonably withheld or delayed.
18.11. Integrated Document. This Agreement is intended as the complete integration of all understandings between the parties as to the subject matter of this Agreement. No oral communications or prior or contemporaneous addition, deletion, or other amendment hereto shall have any force or affect whatsoever, unless embodied herein in writing,.
18.12. Limited authority. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon or give to any person, firm, corporation, or legal entity, other

than Provider and the City any rights, remedies, or other benefits under or by reason of the Agreement.
18.13. Opportunity to Purchase Provider's Communications Equipment. Should Provider elect to sell any communications equipment utilized to provide services to consumers. Provider will offer the City the opportunity to purchase the communications equipment upon terms to be negotiated and mutually agreed. Provider shall also reasonably assist the City, at the City's expense, in transferring licenses to software embedded in any communications equipment so transferred to the City.
19. Notice. Except as otherwise set forth herein, all notices given or which may be given pursuant to this Agreement must be in v^riting and delivered in person or by nationally recognized overnight delivery service postage pre-paid as follows:
City of Palm Coast
ATTN: City Manager
160 Cypress Point Parkway Suite B-106
Palm Coast, FL 32164
02 Secure Wireless, Inc.
ATTN: ValKazia
1093 A l A Beach Boulevard, Suite 442
St. Augustine, FL 32080
Notice may also be provided to such other address as either Party may from time to time designate in writing. Notice shall be deemed received on the date of delivery or refusal of delivery. Counsel for either Party may give notice.
20. City's Rights to Intervention. Provider agrees not to oppose intervention by the City in any suit or proceeding to which the Provider is a party, concerning or involving the City's rights under this Agreement.
21. Renegotiation Clause. In the event of a material change in federal or state law(s) or Federal Communications Commission Rules, the City and Provider mutually agree to renegotiate those particular terms of this Agreement affected by changes in said law(s) or

rule(s). This Agreement shall remain in full force and effect until any negotiated amendments have been duly approved by both the City and Provider.

22. Police Power; Reservation of Rights. Provider shall at all times be subject to and shall comply with all applicable federal, state and, to the extent not inconsistent with those laws, with this Agreement and local laws. Provider shall at all times and without limitation by this Agreement shall be subject to the lawful exercise of the police power of the City to adopt and enforce generally applicable ordinances, resolutions, rules, regulations, written policies and practices necessary to the convenience, health, safety and welfare of the public, and shall comply with all applicable ordinances, resolutions, rules, regulations, written policies and practices by the City pursuant to such power.

23. Amendments. This Agreement may be amended from time to time only by amendments that are written and executed on paper by both Parties to this Agreement.

24. Counterparts. This Agreement may be executed in duplicate counterparts, each of which shall be deemed an original.

25. Release. Provider and its agents, servants, officers,officials, employees and subcontractors agree to execute the Release Agreement attached hereto as **Exhibit "D"** and incorporated herein by this reference.

fN WITNESS WHEREOF, the Parties grant, acknowledge, and accept the terms, conditions and obligations of this Agreement as evidenced by the following signatures of their duly authorized representatives.

FiberNET BROADBAND NETWORK AGREEMENT

Signature Page

02 Secure Wireless, Inc.

Print name: Val Kazia

Title: President

Date: ^ '/*I* '/*l*

EXHIBIT " A "

ACCEPTABLE USE POLICY

Acceptable Use Policy (AUP) for Service Providers of Palm Coast FiberNET.

Provider may not use Palm Coast FiberNET's sytems to engage in, foster, or promote illegal, abusive, or irresponsible behavior, including:

1.1. Illegal or unauthorized access to or use of data, systems or networks, including any attempt to probe, scan or test the vulnerability of a system or network or to breach security or authentication measures without express authorization o f the City of the system or Network;

1.2. monitoring data or traffic on any network or system without the express authorization of the City of the system or Network;

1.3. Interference with service to any user of the Palm Coast FiberNET or other network including, without limitation, mail bombing, flooding, deliberate attempts to overload a system and broadcast attacks;

1.4. Use of an Internet account or computer without the City's authorization;

1.5. Collecting or using email addresses, screen names or other identifiers without the consent of the person identified (including, without limitation, phishing, Internet scamming, password robbery, spidering, and harvesting);

1.6. Collecting or using information without the consent of the City of the information;

1.7. Use of any false, misleading, or deceptive TCP-IP packet header information in an e-mail or a newsgroup posting;

1.8. Use of the Netv/ork to distribute software that covertly gathers information about a user or covertly transmits information about the user;

1.9. Use of the Network for distribution of advertisement delivery software unless:

1.9.1 the user affirmatively consents to the download and installation o f such software based on a clear and conspicuous notice of the nature of the software, and

1.9.2. the software is easily removable by use of standard tools for such purpose included on major operating systems; (such as Microsoft's "ad/remove" tool); or

1.10. Any conduct that is likely to resuft in retaliation against Palm Coast FiberNET or the City of Palm Coast's website, or the City 's employees, officers or other agents, including engaging in behavior that results in any server owned and/or maintained by the City being the target of a denial of service attack (DoS).
2. Provider must take reasonable security precautions in the use of Palm Coast FiberNET.
3. Provider must comply with the CAN-SPAM Act of 2003 and other laws and regulations applicable to bulk or commercial e-mail.

4. Provider may not attempt to probe, scan, penetrate or test the vulnerability of Palm Coast FiberNET system or Network or to breach Palm Coast FiberNET's security or authentication measures, whether by passive or intrusive techniques.

5. Provider may not publish or host via Palm Coast FiberNET's network and equipment any content or links to any content that the City reasonably believes:
5.1. Constitutes, fosters, or promotes child pornography, incites violence, threatens violence, or contains harassing content or hate speech; is unfair or deceptive under the consumer protection laws of any jurisdiction, including chain letters and pyramid schemes; is defamatory or unlawfully violates a person's privacy; creates a risk to a person's safety or health, creates a risk to public safety or health, compromises national security, or interferes with an investigation by law enforcement; improperly exposes trade secrets or other confidential or proprietary information of another person; is intended to assist others in defeating technical copyright protections; infringes on another person's copyright, trade or service mark, patent, or other property right; promotes illegal drugs, violates export control laws, promotes, conducts or supports illegal gambling, or illegal arms trafficking; is otherwise illegal or solicits conduct that is illegal under laws applicable to Provider or to Palm Coast FiberNET; or is otherwise malicious, fraudulent, or may result in retaliation against the City.
5.2. Content "published or hosted" via Palm Coast FiberNET's network or equipment is defined as Web content, e-mail, bulletin board postings, chat, video, audio and any other type of posting or transmission that relies on Palm Coast FiberNET.
6. Provider may not use Palm Coast FiberNET's network or equipment to download, publish, distribute, or otherwise copy in any manner any text, music, software, art, image, or other work protected by copyright law unless:
6.1. Provider has been expressly authorized by the City of the copyright for the work to copy the work in that manner;
6.2. Provider is otherwise permitted by established United States copyright law to copy the work in that manner.
7. Provider must comply with the Digital Millennium Copyright Act.

8. Consequences of Violation of this AUP

8.1. City may, without notice to Provider, suspend Provider's service or remove any content transmitted via the Palm Coast FiberNET i f the City discovers facts that lead it to reasonably believe Providers service is being used in violation of this AUP. Provider must cooperate with Palm Coast FiberNET's reasonable investigation of any suspected violation of the AUP. The City will attempt to contact Provider prior to suspension of network access to Provider's server(s), however, prior notification is not assured.
8.2. Provider is strictly responsible for the violation of this AUP, including violation by Provider's customers, and including violations that occur due to unauthorized use of Provider's service (but not including unauthorized use that results from Palm Coast FiberNET's failure to perform its obligations under the City of Palm Coast FiberNET Broadband Network Agreement or a Service Level Agreement).
9. Amendments to this AUP
9.1. The Internet is still evolving, and the ways in which the Internet may be abused are also still evolving. Therefore, City may from time to time amend this AUP in accordance with this Agreement to further detail or describe reasonable of use of the Network.

10. Disclaimer

The City **is** under no duty, and does not by this AUP undertake a duty, to monitor or police our service providers or their customers' activities, and disclaims any responsibility for any misuse of Palm Coast FiberNET.

02 Secure Wireless, Inc.

By:.

Print name: Val Kazia

Title: President

Date:

EXHIBIT " B "

SERVICE LEVEL AGREEMENT

The City of Palm Coast (herein called "City") is committed to providing Fiber Optic Internet Protocol Services to 02 Secure Wireless, Inc. (herein called "Service Provider" or "Provider") with superior service and support through City's fiber opfic broadband network ("Palm Coast FiberNET"). This Service Level Agreement for Fiber Optic Services (herein called "SLA") is an agreement made between both parties specified above which provides guarantees to the Service Provider concerning security, quality, support, uptime and performance of City's Services. The stipulations of the Services Agreement between the same parties shall remain in full force and effect during the term of this Agreement.

RECITALS

SECTION 1. DESCRIPTION OF SERVICE

MetroEthemet Transport Services

SECTION 2. FEES

Fees are set in accordance with **Exhibit " C "** Rate Sheet

SECTION 3. DEFINITIONS:

"Demarcation Point": Service Provider's Router located in the Palm Coast colocation facility.

"Service Provider's Circuit": routed connection over Fast Ethernet or Gigabit Ethernet.

"Network Availability Status": That status when the Palm Coast FiberNET is functioning in accordance with any performance standards set forth in this Service Level Agreement, and is available to use by the Service Provider and/or the Service Provider's end-user subscribers, subject to limitations due to network congestion, and subject to any rights and remedies available to the City and/or Network Operator as described in Paragraph 4 of this Agreement.

"Network Operator":- The City Information Technology & Communications Department will act as Network Operator and will manage and maintain Palm Coast FiberNET. Upon entering into this agreement, the City will provide the Service Provider with the appropriate contacts for the Network Operator. The Service Provider w i l l liaise with the Network Operator during the service setup, service changes, and during outages. I f the City enters into a separate contract with a Network Operator, the Service Provider will be provided thirty (30) days notification.

SECTION 4. QUALITY - SERVICE AVAILABILITY GUARANTEE

Scope: The Network Operator shall ensure that the Palm Coast FiberNET remains available 99.999% of the time, for the services described in Section 1 of the Broadband Network Agreement. A 15 day "shakedown" period after initial installation of a fiber client is not covered by the Service Availability Guarantee to allow time for proper service adjustments and troubleshooting.

Maintenance: For purposes of notification, maintenance will be designated as one of two types — (1) Scheduled Maintenance is any maintenance at a Palm Coast demarcation point to which the Service Provider's circuit is connected that is performed and scheduled according to Service Provider's or Network Operator's request and mutually agreed upon by both Parties. Service Provider will receive at least 48 hours advance notice o f service-impacting Scheduled Maintenance. (2) Emergency Maintenance is performed in order to promptly respond and resolve emergency issues associated with service-affecting conditions. Service Provider will be contacted when Emergency Maintenance has been performed on service-impacting work.

Process: The Palm Coast FiberNET shall be deemed unavailable (Network Unavailability)

when the entire Palm Coast FiberNET was not available to the Service Provider, provided that such unavailability is attributable to a cause on the City's side of the demarcation point. This term includes unavailability associated with any maintenance performed at the Palm Coast demarcation point to which the Service Provider's circuit is connected, other than Scheduled Maintenance. This term shall not include unavailability attributable failures of the Service Provider's circuit. Scheduled Maintenance or any unavailability resulting from any third party or Service Provider-ordered circuits, third party or Service Provider applications or equipment. Service Provider initiated maintenance, acts or omissions of Service Provider, or other events of force majeure (unavoidable natural disasters, war or "Acts of God"). Outages will be counted as Network Unavailability only i f the Service Provider opens a trouble ticket with the Network Operator's Repair Operations Center within five days of the outage.
Remedy: For each cumulative full hour of Network Unavailability in any calendar month, at Service Provider's request. Service Provider's account will be credited an amount equal to the pro-rated charges of the monthly fees for the Service with respect to which the Service Availability Guarantee has not been met. A maximum o f one month's credit w i l l be given for all combined remedies for any given calendar month. No credit shall be available for Network Unavailability occurring within the initial 15 days after installation. Partial outages of the Palm Coast FiberNET shall not constitute Network Unavailability, but shall be subject to the Mean Time to Repair guarantees contained in Article 6 below.
SECTION 5. OUTAGE REPORTING
Service Provider shall be responsible to monitor its own equipment to ensure that it is functioning properly, and that Service Provider's network cormections are available. As a courtesy, the Network Operator shall endeavor to notify the Service Provider upon the Network Operator's determination that the Service Provider's connections are unavailable. The Network Operator's standard procedure is to periodically probe the Service Provider's Premise Equipment (SPE). SPE must be set up by Service Provider to respond to probe or no outage notification shall be sent. I f the Service Provider's network interface does not respond to periodic pings. Network Operator w i l l deem service unavailable and w i l l contact the Service Provider's designated point of contact.
Network Operator shall perform outage reporting as a courtesy to Service Provider, to act as a redundant layer of monitoring, however, neither Network Operator nor City shall be liable

in any way for a failure in Service Provider's equipment, or for a failure to notify Service Provider of any such failure.
SECTION 6. MEAN TIME REPAIR (MTTR)
Process: At Service Provider's request. Network Operator w i l l calculate the mean time that was taken by Network Operator to make repairs relating to the trouble tickets opened by Service Provider within a calendar month. MTTR is calculated as the monthly average time taken to repair all such trouble tickets required to return Service to a Network Availability status. The length of each Network Unavailability instance on a specific service is totaled at the end of each billing month and divided by the corresponding number of Network Unavailability instances for the Service for that month.
Remedy: I f the MTTR is more than 8 hours in one billing month, at Service Provider's written request. Service Provider's account shall be credited, for each day in which the actual MTTR exceeded eight hours an amount equal to the charges for one full day of the monthly fees for the Service described in this SLA; Service Provider may obtain no more than one credit per day. Maximum credit that may be given for all combined remedies within any given month will be equal to the monthly fee for the Service. No credits shall be applied to Service Provider's account under this section for repairs made during the 15 day "shakedown" period after initial installation o f a dedicated circuit, to allow time for proper service adjustments and troubleshooting.
Limits on Scope of Support: The support defined by this SLA cannot cover all platforms, software, and services. There may be requirements for which the common infrastructure is not suited. Given the goals and services covered, there must also be some limits on the scope of support. Conditions caused by bandwidth or packet saturation, or security events (i.e.: denial of service attacks, distributed denial of service attacks, virus activity, or capacity consumption)

are not considered network failures. Following is a partial listing of services this SLA does not include: desktop workstation support; issues arising from the failure of the Service Provider to notify the Network Operator in a timely manner of connectivity issues or of changes to authorized the Service Provider contact information; issues arising from the Service Provider failing to grant the Network Operator timely access to network equipment located on the Service Provider's Premises as requested by the Network Operator for addressing service requirements; and connectivity issues attributable to or involving Service Provider-initiated maintenance and/or the Service Provider's cabling, hub, router, and/or server infrastructure.

SECTION 7. SERVICE PROVIDER RESPONSIBILITIES

The Service Provider, as part of this SLA, shall carry certain responsibilities including the following: provide input to the City on the quality and timeliness of support by the Network Operator; notify the Network Operator in advance of all system and application updates performed; provide initial and expected operational capacity estimates for bandwidth and drive space; identify authorized Service Provider contacts and report changes to the Service Provider contact information for purposes of coordination in problem resolution; provide accurate information for the Service Provider account information; accept the minimum security requirements specified by the City; and report all service problems to the Network Operator Service Provider shall not be entitled to reimbursement under Articles 4 and 6, above, when

such network unavailabiUty or failure to meet repair time guarantees cited therein were attributable in whole or in part to a failure of the Service Provider to meet its obligations under this Article 8, or under Articles 4 and 6 above.

SECTION 8. EMERGENCY INTERVENTION

The Network Operator reserves the right to intervene and limit or restrict the Service Provider's network connection or customers network connection to prevent the network from becoming saturated i f a customer's or service provider's connection is consuming more than its allocated amount of network bandwidth due to an unexplained event; such as a computer virus, malicious intent, broadcast storms, or other activity which would interfere with the management network traffic or impede other subscriber's or other service provider's traffic.

02 Secure Wireless, Inc.

By:

Print name: Val Kazia

Title: President

Date: .1"/''^*

EXHIBIT "C"

Palm Coast FiberNET Rate Sheet

Amendment #1 (7/6/10)

(as may be amended from time to time)

i. Colocation Provider Costs

A. Community Rack Space (per month) $50.00 (per linear ft.)

B. Private Cage w\6ft. Rack (per month) $450.00

ii. One-Time Setup Fee

A. Standard Colocation Port Fee (Cat 5e Copper) $350.00 (one time fee)

B. Fiber Colocation Port Fee (SFP) $775.00 (one time fee)

C. Custom Connection Fee* varies

*** Custom Connection Fees apply to Service Providers who do not connect to the network at the colocation facility or would like local backhaul (including diverse path backhaul) fi"om another location to the colocation facility.**

iii. Fiber Transport Service Fee

Bandwidth One Time Connection

Fee

Monthly Transport

Service Fee

2 Mbps $50.00 $50.00

3 Mbps $65.00 $75.00
4 Mbps $75.00 $100.00
5 Mbps $100.00 $150.00
10 Mbps $200.00 $250.00
25 Mbps $250.00 $500.00
50 Mbps $250.00 $750.00
100 Mbps $500.00 $1000.00
200 Mbps $500.00 $1500.00
1 Gbps $1000.00 $2000.00
lOGbps $2500.00 $5000.00

EXHIBIT " D"

RELEASE AGREEMENT

WHEREAS, 02 Secure Wireless. Inc. (hereinafter "Service Provider" and "Parties") has requested that the CITY OF Palm Coast (hereinafter "City" and "Parties") allow the Service Provider and its agents, servants, officers, officials, employees, or subcontractors to utilize the City's Co-location Facility (hereinafter "Facility"), located at 2850 Palm Coast Parkway NW for access related to use of the City's FiberNET telecommunications network; and

WHEREAS, the City has agreed to allow the Service Provider to access the Facility for activities related to the use of the FiberNET telecommunications network; and

WHEREAS, the Service Provider agrees to release the City in consideration for access to the Facility.

NOW THEREFORE, in consideration of the mutual covenants contained herein, and as an inducement for City to allow Service Provider to use the Facility, the parties agree as follows:

1. The undersigned has full authority to sign on behalf of the Service Provider.

2. Service Provider freely, voluntarily and knowingly executes this Release Agreement with the express intention of releasing City, its agents, servants, officers, officials, employees, or subcontractors, from all liability or any claim, including injury to Service Provider and its agents, servants, officers, officials, employees, or subcontractors or to any property, arising out of Service Provider's use of the Facility.

3. Service Provider hereby understands and assumes all risks to itself and its employees/agents/members/invitees resulting from any negligent act or use of the Facility.

This Section left intentionally blank.

Signature page to follow

Exhibit 6.2

This Agreement ("***Agreement***") is made as of the 26th day of April, 2010 ("***Effective Date***") by and between MIND Software, Inc. ("**MIND** "), a Delaware corporation with principal offices located at 12520 Prosperity Drive, Suite 220, Silver Spring, MD 20904 and O2 Secure Wireless, Inc., Georgia a corporation, and each of Customer's Affiliates (collectively, **"Client").** MIND and Client are sometimes referred to as a Party or collectively as Parties.

BACKGROUND

WHEREAS, MIND is an applications services provider that provides a proprietary application and architecture for service bureau billing and customer management for a fee from Client; and

WHEREAS, Client desires to establish and implement, and MIND desires to provide, the "***MIND Service***" described in this Agreement (defined in Section 2.1 below) and the Statement of Work.

NOW, THEREFORE, the parties intending to be legally bound, in consideration of the mutual promises set forth below, agree as follows:

1. DEFINITIONS

"Affiliate" shall mean any person or entity that directly or indirectly through one or more intermediaries controls, is controlled by or is under the common control with a Party or the surviving entity in a merger, consolidation or reorganization to which a Party is a party and as to which a Party is not a surviving entity, or the purchaser of all or substantially all of the business or assets of a Party or any business division of a Party. **"Agreement"** means this Managed Service Agreement together with the Statement of Work. "**Client Data**" means data provided to MIND from Client or a Third Party to perform the Services (e.g., Call Detail Records or lockbox files). **"Confidential Information"** means a disclosing party's proprietary, non-public information. It includes the Services, each component thereof, and the existence and terms of this Agreement. It does not include information: **(a)** lawfully received from Third Parties without confidentiality obligations to the disclosing party; **(b)** in the public domain; or **(c)** independently developed. **"MIND Services"** means collectively, the services provided by MIND as specified on the Statement of Work and the Software Application. **"Documentation"** means the Software Application user manual(s) and any other materials supplied by MIND concurrently with the delivery of and for use with the MIND Service. "**Effective Date**" means the date set forth above. **"Statement of Work"** means a written order for the MIND Service as further defined in SOW. **"SLA"** means the Service Level Agreement specified in the Service Schedule. **"Software Application"** means the software used by MIND in the performance of the MIND Services as specified on the Service Schedule. **"Third Party"** means any entity other than MIND and Client.

2. SCOPE OF SERVICE

2.1 **Services**. The Services shall be provided as described in the Statement of Work, which is attached to (and deemed to be incorporated into) this Agreement (the "***Statement of Work***"). If there is a conflict between the terms of this Agreement and the Statement of Work, the terms of the Statement of Work shall prevail with respect to that term. Client agrees to undertake its designated responsibilities and other tasks described in this Agreement and in the Statement of

Work (collectively, the "***Client Obligations***"). MIND's obligations hereunder are expressly conditioned on Client's timely fulfillment of the Client Obligations.

2.2 **Service Level Agreements.** The Statement of Work contains an SLA that specifies the service level requirements to be met by MIND in performance of the MIND Services.

3. LICENSE & OWNERSHIP RIGHTS

3.1 **Rights Regarding the MIND Services**. Client acknowledges that, as between Client and MIND , the MIND Service, and all components thereof and all proprietary materials (other than Client Data) used by MIND , or delivered or provided by MIND to Client in the course of this Agreement, (collectively, the "***MIND IP***"), is, and shall at all times remain, the sole and exclusive property of MIND, including, without limitation, all worldwide intellectual property rights embodied in, related to, or represented by, the MIND IP or any version thereof.

3.2 **Rights.** Subject to the terms of this Agreement, MIND: **(a)** grants to Client a limited, non-transferable, non-exclusive license, to use the MIND Services solely to support Client's normal course of business, provided however, that Client may not (i) use the MIND Services in a resale capacity, or (ii) process and/or analyze Third Party data in a commercial service bureau environment or on any Hardware other than as set forth in the relevant Service Schedule; and **(b)** retains all right, title, and interest in and to any MIND Services, and other technology and materials supplied by MIND.

3.3 **Restrictions.** Client agrees that the MIND Services, including but not limited to the Software Application, contain trade secrets and other valuable proprietary information owned by MIND and/or its Third Party vendors. Client will not **(a)** alter, or permit a Third Party to alter, any part of the Software Application; **(b)** copy, or permit a Third Party to copy the MIND Services or the Software Application; **(c)** reverse engineer, decompile, disassemble, or otherwise attempt to derive source code from the Software Application or MIND Service; or **(d)** license, sell, transfer, lease, or disclose the MIND Service or Software Application(s).

4. TERM

Agreement Term. This Agreement commences on the Effective Date and terminates sixty (60) months thereafter (the "**Term**") unless extended by mutual written agreement or terminated earlier as provided below in Section 9.

5. PAYMENTS

5.1 **Fees, Payment, and Taxes**. Client agrees to pay the amount(s) specified in Exhibit 2, at the times specified therein, and as adjusted in accordance with the terms of Section 5.4 below (the "**Fees**"). Client further agrees to pay or reimburse MIND for reasonable, out-of-pocket expenses (including travel and related expenses) incurred by MIND in connection with the performance of this Agreement, following receipt of invoices therefor. Payments are due within thirty (30) days of the date of MIND's invoice. Late payments are subject to an interest charge, which is the lower of (i) one and one-half percent (1.5%) per month, or (ii) the maximum legal rate. Client is also responsible for the payment of all taxes associated with this Agreement or Client's use of the MIND Service (other than taxes based on MIND's net income). If MIND is required to directly pay any such taxes, Client will, upon receipt of MIND's invoice, reimburse MIND for any taxes paid by

MIND. Client is not required to pay those taxes from which Client is legally exempt. In the event that any unpaid amounts are referred to collection, Client shall reimburse MIND for all costs and expenses of collection, including all reasonable attorneys' fees incurred therefor. **TIME IS OF THE ESSENCE WITH RESPECT TO ALL PAYMENTS DUE PURSUANT TO THIS AGREEEMENT.**

5.2 **No Offset**. Client agrees that, to the extent MIND fails to meet a performance requirement to which a penalty or credit is thereby owed to Client; Client shall identify such failure and request a refund from MIND. Under no circumstances may Client set off that penalty as a credit against any amounts it otherwise owes to MIND.

5.3 **Record Keeping and Audit Rights**. Each party agrees to keep records in accordance with generally accepted accounting principles (GAAP) and in sufficient detail to permit a review of the accuracy of all fees and payments under this Agreement and to retain such records for three (3) years following termination or expiration of this Agreement. Upon a party's written request for an audit, the other party shall permit independent auditors designated by the requesting party which are reasonably acceptable to the party being audited (which approval shall not be unreasonably withheld) to examine, during ordinary business hours, books, records, and materials of the party being audited, for the purpose of determining the accuracy and correctness of payments made or due for the period examined. The cost of any such audit shall be borne by the party requesting the audit, and the audit shall be conducted in such a manner as not to unduly interfere with the audited party's normal business activities. All requests for audits will be provided in writing and will be made at least ten (10) days prior to the date on which the audit is to occur. Such request will not occur more than twice each year. In the event an audit identifies an underpayment to a party, the party that made the underpayment shall promptly pay an amount equal to the sum of such underpayment. If, in the course of such an audit, an underpayment equal or greater than five percent (5%) of payments due is discovered, the audited party shall also pay the entire actual cost of that audit.

6. WARRANTIES & LIMITATIONS

6.1 **Warranties.** As of the Commercial Launch Date (as defined in Exhibit A), MIND warrants that it will use commercially reasonable efforts and qualified personnel to complete each Service Schedule.

6.2 **Limitations.** EXCEPT AS EXPRESSLY PROVIDED IN SECTION 6.1, MIND DISCLAIMS ALL OTHER WARRANTIES AND CONDITIONS, EXPRESSED, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE AND NON-INFRINGEMENT.

7. INDEMNITY

7.1 **MIND Indemnity**. MIND agrees to indemnify and defend Client against a claim by an unaffiliated third party that the Software Application infringes upon such party's United States patent, copyright, trademark or trade secret, and pay the amount of any resulting adverse final judgment (or settlement to which MIND consents); provided that, MIND is provided with (i) prompt written notice of the claim; (ii) all necessary assistance, information and authority necessary for MIND to defend the claim and perform its obligations under this Section; and (iii) sole control of the defense of such claim and all associated negotiations.

7.2 **Mechanics of Indemnity**. In addition to Section 7.1 above, if any Software Application is held to infringe, or if in MIND's opinion, such a claim is likely to occur, MIND may, at its sole option and expense, either: (x) procure for Client the right to continue using the materials in question; or (y) replace or modify the infringing materials so that they become non-infringing as long as functionality is not materially and adversely affected. If neither alternative (x) nor (y) is reasonably available, then MIND may terminate this Agreement.

7.3 **Exclusions**. MIND shall have no liability or obligation under Section 7.1 or 7.2 above, arising from or related to: (w) the operation of the Software Application after MIND has notified Client to discontinue the operation of the Software Application due to such a claim (existing or prospective); (x) the combination, operation or use of the Software Application with technology or other materials not supplied by MIND if the claim would have been avoided by use of other technology or other materials; (y) alteration of the Software Application by any person other than MIND or without MIND's express prior written consent; or (z) use of a version of the Software Application that has been superseded by a newer version, if the infringement would have been avoided by use of a current unaltered version which MIND has provided or made available to Client.

7.4 **Notification**. If any other third party claim is brought against Client or any Affiliates regarding intellectual property of MIND, Client agrees to notify MIND promptly. MIND may, at its option, choose to treat such claims in the same manner as it treats copyright infringement claims under this Section. These Sections 7.1 through 7.4 state MIND's entire liability and obligation, and Client's exclusive remedy for infringement.

7.5 **Client Indemnity**. Client agrees to indemnify and defend MIND against all claims, losses, costs, and liabilities resulting from a breach by Client of any obligation of Client under this Agreement; provided that, Client is provided with (i) prompt written notice of the claim; (ii) all necessary assistance, information and authority necessary for Client to defend the claim and perform its obligations under this Section; and (iii) sole control of the defense of such claim and all associated negotiations; provided, that Client shall not consent to the entry of any judgement against MIND or settlement that admits any fault of MIND, without MIND's prior written consent.

8. LIMITATION OF LIABILITY

This Section 8 and Sections 6 (WARRANTIES), 7 (INDEMNITY) and 9 (TERMINATION) set forth MIND's entire liability and Client's exclusive remedies. MIND's liability to Client for damages (regardless of the form of action, whether in contract, tort, warranty or otherwise) shall in no event exceed the Fees paid by Client to MIND during the three (3) months immediately proceeding accrual of the claim upon which liability is based. EXCEPT IN THE CASE OF EITHER PARTY'S BREACH OF THE OTHER PARTY'S INTELLECTUAL PROPERTY RIGHTS AND CLIENT'S OBLIGATION TO PAY ALL REQUIRED FEES TO MIND, NEITHER PARTY SHALL BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES OR FOR THE LOSS OF PROFIT, REVENUE, OR DATA, ARISING OUT OF OR RELATING TO THIS AGREEMENT EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH POTENTIAL LOSS OR DAMAGES. IN NO EVENT SHALL MIND BE LIABLE FOR THE ACCURACY OF ANY CLIENT DATA OR ANY FAILURE BY MIND TO MEET ANY REQUIREMENT OF THE SLA IF THE LIABILITY IS A RESULT OF OR CAUSED BY AN ACTION OR OMISSION BY CLIENT OR A THIRD PARTY.

9. TERMINATION

9.1 **Termination for Breach.** Either party may terminate this Agreement upon written notice to the other party if the other party materially breaches any obligation and fails to cure such breach within sixty (60) days after receiving notice; provided, however, that for Client's failure to timely pay Fees due, MIND may immediately suspend all MIND Services or terminate this Agreement. Notwithstanding anything to the contrary, either party shall have the right to immediately terminate this Agreement in the event the other party: **(a)** terminates or suspends its business; **(b)** becomes subject to any bankruptcy or insolvency proceeding under Federal or state statute; **(c)** becomes insolvent or becomes subject to direct control by a trustee, receiver or similar authority; or **(d)** has wound up liquidated, voluntarily or otherwise.

9.2 **Effect of Termination.** Termination of this Agreement due to Client's breach or termination under Section 9.1 (a-d) does not affect any past or future sums due to MIND or any legal or equitable remedies available to MIND. All Client's rights will immediately terminate, and all unpaid charges will become immediately due upon termination. Sections 3.1 (MIND ownership rights), 3.3 (Restrictions), 5 (PAYMENTS), 7 (INDEMNITY), 8 (LIMITATION OF LIABILITY), and 10 (GENERAL TERMS) survive termination.

9.3 **Upon Termination.** Upon termination of this Agreement, the parties will return to one another, within sixty (60) days of a request, any property or Confidential Information, in whatever form or media to a disclosing party.

9.4 **Software License Agreement.** From twenty-four (24) months after the Effective Date through termination of this Agreement, except for termination due to Client's breach or termination under 9.1, Client may elect to execute a software license agreement for the Software Application in the form appended hereto as Exhibit 3 (the ***"License Agreement"***).

10. GENERAL TERMS

10.1 **Confidentiality**. Unless agreed otherwise, each party will **(a)** disclose the other's Confidential Information solely to its authorized employees to the extent necessary for them to perform this Agreement; **(b)** protect the other's Confidential Information against disclosure with the same degree of care as it protects its own, though in no event will it exercise less than ordinary care; and **(c)** notify the other of unauthorized use, disclosure, theft, or other loss of Confidential Information of which it learns. Confidential Information may be disclosed as required by law but only after sufficient notice has been given to the disclosing party to permit it to contest the disclosure. This subsection 10.1 will survive expiration or termination of this Agreement by three (3) years.

10.2 **Miscellaneous. (a)** Neither this Agreement nor any rights granted hereunder may be sold, leased, assigned, or otherwise transferred by Client, and any such attempted transfer shall be void without the advance written consent of MIND, such consent not to be unreasonably withheld or delayed. **(b)** This Agreement is governed by NewYork law, without respect to conflicts of law principles. . **(c)** A waiver of any breach of this Agreement shall not constitute a waiver of any other breach or covenant of the Agreement. A waiver shall not be effective unless made in writing. **(d)** A party will pay all reasonable costs the other party incurs in successfully enforcing this Agreement, including reasonable attorneys' fees. **(e)** Neither party shall be liable for any delay or failure due to acts of God, natural disaster, labor disputes, changes in government policy/law, riots, war, epidemics, acts or omissions of vendors or suppliers, transportation difficulties, or other occurrences which are beyond either party's reasonable control (collectively, "**Force Majeure**"). This provision shall not apply to any Client payment obligations. **(f)** Any notice or invoice shall be in writing and delivered by hand, by electronic mail, mailed by overnight express charges prepaid or by certified mail with return receipt requested to this Agreement's signatories at the above addresses. Notices shall be deemed received when delivered. **(g)** During the term of this Agreement and for one (1) year thereafter, neither party will solicit or cause to solicit the employees or representatives of the other party, although either party may hire a candidate who responds to a general advertisement (in any medium). **(h)** This Agreement is solely for the benefit of the parties and not for the benefit of any Third Parties. **(i)** This Agreement (including the Exhibits) contains the full understanding between the parties and supersedes all prior representations or agreements, whether oral or written. The Agreement (including the Exhibits) may only be changed by a mutually executed document.

10.3 **Penalties**. In the event that MIND is unable for more than thirty (30) days to comply with the delivery to user acceptance test of its committed delivery schedule (according to the SOW) and or the committed SLAs (according to Exhibit A), then with the exception of force majeure and provided that MIND's inability (as set forth in this sub section) is exclusively because of MIND 's services or products, Client shall be entitled to impose liquidated damages up to a maximum of five percent (5%). In the event of a delay for more than sixty (60) days, Client shall be entitled to impose liquidated damages up to a maximum of ten percent (10%). In no event shall the liquidated damages total more than ten percent (10%) of the initial set up fee (USA$TBD). In regards to the SLA, If after the period of three (3) months of going live in a commercial environment, MIND does not meet the percentages within the time periods set forth in the committed SLAs (according to Exhibit A), Client shall, be entitled to impose liquidated damages up to a maximum of five percent (5%) of the monthly SLA fee. In the event MIND does not meet the SLA in two consecutive months, three consecutive months, four consecutive months, five consecutive months, and six consecutive months, because of the same malfunction in the Application Software, the Client shall be entitled to impose liquidated damages up to a maximum of ten percent (10%) of the monthly SLA fee.

11 **<u>DISPUTE RESOLUTION</u>**

11.1 Internal Dispute Resolution. If any dispute arises under this Agreement that is not settled promptly in the ordinary course of business, the Parties shall seek to resolve any such dispute between them, first, by negotiating promptly with each other in good faith in face-to-face negotiations. These face-to-face negotiations shall be conducted by the respective designated senior management representative of each Party, and shall be escalated internally by each Party as reasonably necessary to seek resolution of the dispute. If the Parties are unable to resolve the dispute between them through these face-to-face negotiations within twenty (20) business days following their commencement (or within such other period as the Parties may otherwise agree upon), then any such disputes shall be resolved in accordance with Section 11(2), below.

11.2 Arbitration. Except with respect to proprietary rights, Intellectual Property Rights and obligations with respect to confidentiality and indemnity, including the right of a Party to apply to a court of competent jurisdiction for a Temporary Restraining Order, Preliminary Injunction or other equitable relief to preserve the status quo or prevent irreparable harm and for the right to bring suit on an open account for simple monies due under the Agreement, all claims, disputes, controversies and other matters in question between the Parties to this Agreement, arising out of, or relating to this Agreement, or the breach thereof, which cannot be resolved by the Parties through face-to-face negotiations (in accordance with Section 11(1), above) shall be settled by binding arbitration in accordance with the rules of the American Arbitration Association then in effect. The arbitrator shall be a natural person who has never been employed (either as an employee or as an independent consultant) by either of the Parties, or any parent, subsidiary or affiliate thereof. The Parties shall have the right to take discovery of the other Party by any or all methods provided in the Federal Rules of Civil Procedure. The arbitrator may upon request exclude from being used in the arbitration preceding any evidence not made available to the other Party pursuant to a proper discovery request. The arbitration proceeding shall be held in Washington, D.C. Pending the arbitrator's award, each of the Parties shall be responsible for its own costs associated with the arbitration, provided however, that the cost of the arbitrators shall be borne equally by the Parties.

11.3 Equitable Relief. Either Party to an arbitration hereunder may bring an action for injunctive relief against the other Party if such action is necessary to preserve jurisdiction of the arbitrators or to maintain status quo pending the arbitrator's decision.

11.4 Continued Performance. Except with respect to disputes regarding proprietary rights and obligations with respect to confidentiality, each Party agrees to continue performing its obligations under this Agreement while any dispute is being resolved unless and until the dispute is resolved or such obligations are terminated or expire under this Agreement; provided, that, any payments of any fees or expenses that are in dispute and are more than thirty (30) days past due are placed in an interest bearing escrow account pending resolution of the dispute.

IN WITNESS WHEREOF, the Parties have caused their duly authorized Representatives to enter into this Agreement, effective as of the Effective Date.

MIND Software, Inc.	**CUSTOMER:**
By: Monica Eisinger	**By:**
Name:	**Name:**
Title: Chairperson	**Title:**

Exhibit A. STATEMENT OF WORK, SERVICE SCHEDULE AND SERVICE LEVEL AGREEMENT

This section summarizes the responsibilities of MIND Software, Inc. ("**MIND**") and __________, ("**Client**").

I. Client Obligations

The obligations handled by Client include the following:

Activity	**Description**
Reports Review	Client shall designate a person or persons responsible for reviewing reports.
Order new block of resources (MSISDN, IMSI...) upon demand	On a monthly basis, Client reviews the Resource Inventory Report to determine if there is a need for ordering new system resources. Client shall be responsible for resource replenishment.
Rate Plan Initiation	CLIENT will deliver completed templates to MIND for the development of new rate plans.
Taxes	CLIENT is responsible for notifying MIND of any requirements for changes to tax regulations.
Connectivity	CLIENT is responsible for providing all connectivity to and from the system, including Third Party products, as required.
Subscriber Payments	CLIENT is responsible for accepting and entering all subscriber payments.
Trouble ticket Initiation	CLIENT is responsible for initiating trouble tickets using the proper template and notification procedures.
Roaming Outcollect Processing	CLIENT will be responsible for managing roaming partner configuration, generating outcollect files for submission to clearinghouse, and managing rejects submitted through RAP files.

Hardware	Client is responsible for housing and managing hardware. Client is responsible for assisting, in a timely manner MIND personal when physical interaction with hardware is required. Examples include hard reboots, installing CD's, taking out tapes, and inputting tapes. Client was be responsible for travel and reasonable expenses for any required on-site visit for hardware maintenance and upgrade. A proper server room setup includes the following elements: • The server room should be in a weather proof building, safe from hurricanes, tornados, storms, flooding, etc. • Rack space with power supply and network connections for all the systems • Conditioned power (safeguard from spikes) with enough capacity for system. • Uninterruptible power source through batteries and generator (UPS) • Environmental control of heat AC and humidity that meets specification of hardware platform. • Security of physical and electronic data. (Restricted access to Server Room) • LAN switch capacity and bandwidth for billing system elements • Servers for Active Directory and local DNS must be in place

II. <u>MIND Responsibilities</u>

The responsibilities handled by MIND include the following recurring activities:

Service Bureau Operations and Administration	**Scheduled**	**Volume (if pertinent)**
Call Collection:		
Monitor Call Collection:	Daily	
Interfaces:		
Manage all Third Party interfaces:	Daily	
Number Management:		
Definition of new number ranges	Weekly	
Aging and recycling of used numbers	Weekly	

Service Bureau Operations and Administration	**Scheduled**	**Volume (if pertinent)**
Number usage reports	Weekly	
Number recalls	Weekly	
Reporting:		
Service level agreement reporting (SLAs)	Monthly	
Monitor daily report generation	Daily	
Monitor weekly report generation	Weekly	
Monitor monthly report generation	Monthly	
Weekly Open issues	Weekly	
Monitor Credit Control and Account Management Reports	Daily	
Account Management & Credit Control:		
Execute and Monitor Account Management & Credit Control	Daily	
Resolve operations issues	As needed	
System Data Modifications:		
Manage modification and release of new rate plans	Weekly	Not to exceed 8 per quarter
User security modifications	Bi-Weekly	Not to exceed 8 per quarter
System configuration changes	Bi-Weekly	Not to exceed 8 per quarter
Implementation of software fixes	As needed	
Tax Rates	As needed	
MIND Application Control:		
Mediation Gate	Daily	
Credit Threshold Control	Daily	
System Control	As needed	
e-Captivator	Daily	
Hardware Maintenance:		
Maintain server drive space	Daily	
Maintain system backups	Daily	
Maintain database backups	Daily	
Maintain CDR storage	Daily	
Database Maintenance:		
Maintain table spaces	Monthly	

Service Bureau Operations and Administration	Scheduled	Volume (if pertinent)
Maintain rollback segments	Monthly	
Maintain call archival	Quarterly	
Maintain system access and control	As needed	
Issue Management 24 by 7 support	As needed Daily	

III. Service Level Agreement

1.0 The Service Level Agreement (SLA) describes how MIND will be evaluated. The SLA identifies the criteria to be used to evaluate MIND's performance. The plan also identifies the roles and responsibilities of those who will participate in the evaluations.

The Service Level Agreement:

- Is approved by the MIND and the Client.
- Identifies performance requirements. Identifies the roles and responsibilities of those who will participate in the evaluation.
- Specifies the key service metrics.
- Specifies the performance report requirements.
- Specifies timing of performance reports.
- Specifies timing for review of performance reports.
- Reference to contract required.

The SLA will become effective three months after the "Commercial Launch Date," defined as the date on which Client and MIND reasonably agree that MIND has met the requirements of the Statement of Work and the MIND system [MIND Services] is ready for commercial use. The commercial launch date shall be no later than xx/xx/xx date.

2.0 SLA Criteria:

2.1 Overview

Evaluation will center on the following major service areas:

- Rate Plan Implementation – Average time to implement accurate new rate plans
- Data Integrity
- Account Creation
- Credit and Collection
- Account Activation
- Account Maintenance
- Resource Administration Manager
- Reporting

2.2 Schedule for SLA Evaluation

MIND's performance will be evaluated every month and begin three months after commercial launch. MIND shall submit performance reports no later than 15 calendar days after the end of each evaluation period.

2.3 Performance Metrics:

This criteria reviews MIND's ability to satisfy the following performance metrics:
Client Wireless Operating Hours are defined as 10:00am to 9:00pm Central Time Zone

99% scheduled running time is subject to client purchasing, installing, and configuring operating system cluster, Oracle cluster, redundant hardware for Oracle, mediation, provisioning, eCam, PoS, EBPP, and a Nagios monitoring tool on MIND modules. MIND is not responsible for hardware or 3rd party software failure or network. Otherwise, the MIND platform will support 97% running time.

Measure	Source	Target
Account Creation		**Various**
eCam and PoS Reliability	Systems Report & Trouble Tickets	eCAM and PoS are operable during Client Standard operating Business Hours 97% of its scheduled running time on a monthly basis. Downtime will be scheduled no less than 1 week in advance. MIND cannot be held responsible for slowness due to connectivity, internet or Client's network infrastructure. Outage Period Definition: • An outage begins when Client contacts MIND when a system error occurs • An outage ends when MIND notifies Client and Client reasonable agrees that MIND has corrected the problem and the system is functional. Online Availability Calculation: • (Total scheduled available minutes for the month minus Outage minutes for the month) divided by Total scheduled available minutes for the month • Network outages are not included in the calculations • Scheduled system

		maintenance is not included in the Total available minutes
Resource Management MIN, ESN, MSISDN, etc)	Inventory Report/ Operation Review	Resources will be loaded 97% accurately and available for assignment within 24 hours of receipt from Client. Notifications of resource shortages will be made within 24 hours of reaching the minimum inventory levels.
Rate Plan and Optional Services Implementation	Rate Plan Release Report	Rate Plan release shall be made available to the Test/Train server within 10 business days from approved Rate Plan Template.
Development and Training Database	Data Report	The Training Database will be refreshed quarterly and maintained current with the latest database in production.
Credit & Collection		**Various**
Threshold Management based on Client's configured Credit Control Business Rules	Credit and Collections Reports	Threshold Management will work 97% of the time.
Account Activation in MIND system	Web Services	Account activation into a billable account will be 97% accurate.
Provisioned Phones at Switch and Network Elements	Reconciliation Report	97% of Phones and Network Elements will be auto provisioned unless otherwise specified by CSR. Reconciliation will be performed daily and reported on.
Reporting		*Various*
Reporting Relaibility	Reconciliation Report	***Scheduled reports will be delivered 97% on time.***

Exhibit B Payment Schedule

I. Scope of Services For Initial setup:

Initial Fee: $TBD

$TBD on contract signature (includes system configuration and integration with network & deployment)

II. Monthly Fees:

$TBD per sub per month

On the first business day of the month, the Subscriber tier price will be calculated on actual number of service agreements during the previous month

Fees are charged on service agreements in the following status:
Active
Suspended
Terminated with non-zero balance

Fees are not charged on service agreements in the following status:
Terminated, with zero charges and zero balance

Upon Going Live in a Commercial Environment	Minimum Managed Service Monthly Payment
Months 1 - 60	$TBD

Client shall pay the minimum managed service monthly fee until the subscriber fee exceeds the minimum monthly fee at which time Client shall pay the subscriber fee as defined in the Monthly Fee section above commencing with the next subsequent month after the above thresholds are exceeded.

Client will be responsible for all travel and other expenses for MIND personnel travel to support project deliverables.

Client will be responsible for all shipping duties, taxes and customs related expenses to doing business with MIND.

III. Professional Services Fees:

MIND charges $150 per hour for professional services.

Exhibit 6.3

COST PLUS PERCENTAGE CONTRACT

BETWEEN

EARTHCOM SERVICES INC

AND

PENNININGTON & ASSOCIATES, INC.

Owner:
Earthcom Service Inc.
1093 AIA Beach Blvd. # 44
St. Augustine, Florida 32080

Construction Manager/Contractor:
Pennington & Associates, Inc
6959 Stapoint Ct, Suite J
Winter Park, Florida 32792

Project: The project development and construction of Digame Wireless Network for the country of Dominican Republic.

This agreement is made this 25th day of May 25 2010. Between Earthcom Service Inc, (together with its permitted successors and assigns, "ASN"), (hereinafter referred to as "Owner") a Corporation organized under the laws of the State of Florida with its principal office at 1093 A1A Beach Blvd., # 442 St. Augustine, Florida 32080, and Pennington & Associates, Inc (together with its permitted successors and assigns, "ASN"),(hereinafter referred to as P&A, Inc.), a Corporation organized under the laws of the State of Florida corporation, the construction manager/contractor. The owner and P&A, Inc. agree as set forth below:

1. **P&A, Inc accepts the relationship of trust and confidence established between his company and the owner by this agreement. He covenants with the Owner to furnish his skill and judgment in the furthering the interest of the Owner. He agrees to furnish efficient business administration and supervision and to use his best efforts to furnish at all times an adequate supply of workers and materials, and to perform the work in the most expeditious , economical and workmanlike manner.**

2. **The work to be preformed under this contract shall commence on June 1, 2010.**

3. **The Owner is to reimburse P&A, Inc. for the direct "cost of the work as defined in paragraph 6 below. Such reimbursement shall be in addition to the construction manager/contractors fee stipulated in paragraph 4.**

4. **In consideration of the performance of the contract, the owner agrees to pay P&A Inc. as compensation for his services a construction manager/contractors fee of Ten percent (10%) of all cost incurred over the total project length paid as per paragraph 11.**

5. **The scope of the work is described in the Addendum attached hereto as Exhibit A-1 (as may be supplemented or substituted from time to time).**

6. The term "Cost of Work shall mean all cost necessarily and reasonably incurred in the performance of the work and paid for by P&A, Inc. This cost shall include but not limited to travel and subsistence, rents, accommodations, office equipment, subcontracts, material purchases, rental equipment, labor, consultants, Architectural and Engineer fees.

7. P&A, Inc. shall procure the necessary permits for the work. Owner shall pay the governmental fees and P&A, Inc charges for said permits.

8. All portions of the work that P&A, Inc employees can not perform directly shall be performed under subcontract. Unless Owner has agreed in advance all subcontracts shall be fixed price basis. P&A, Inc shall secure the Owners' consent before entering into any subcontracts.

9. P&A, Inc shall keep full and detailed accounts as may be necessary for proper financial management under this agreement. The Owner shall be afforded access to all records, books, drawings, receipts and similar data relating to this contract and P&A, Inc shall preserve all such records for a period of 2 years after final payment.

10. The work to be preformed under this contract shall commence after the Owner makes a payment of One Hundred Thousand dollars ($100,000.00 U.S.) as a deposit. The deposit money shall be used by the P&A, Inc for project development, travel, subsistence and other direct cost.

11. P&A, Inc shall, every two weeks during the course for work, deliver to the Owner a invoices showing in complete detail all costs incurred by P&A, Inc in the execution of this contract for the preceding two week period. Accompanying said invoice shall be a copy of all back-up documentation including material procurements invoices, subcontractor invoices, consultant invoices, payrolls for all the labor and receipted bills for which payment is due. The Owner shall review the statement and shall remit such amount within 5 days of the Owner's receipt of the invoice.

The final payment, constituting the unpaid balance of the cost of the work and the final P&A, Inc fee shall be paid by the Owner, within 5 days, to P&A, Inc when the work has been completed and the contract fully preformed.

12. The parties agree that any controversy, claim, or dispute arising out of or retaining to this Contract of the breach thereof, or arising out of or relating to the services of either party, or the termination thereof, including any claims under federal, state, or foreign law, shall be resolved by arbitration in Orlando, Florida. In accordance with the rules of American Arbitration Association. The parties agree that any award rendered by the arbitrator shall be final and binding, having jurisdiction thereof.

13. Owner hereby retains P&A, Inc to perform various services, as herein specified, in connection with the Owner and P&A, Inc hereby commits to perform such services for the Owner, Owner and P&A, Inc recognize and affirm that P&A, Inc's status hereunder shall be as an independent contractor, and not as an employee, agent for partner of the Owners company.

14. If either party during the term of the contract and for a period of twelve (12) months after the termination thereof hires an employee of the other party, the hiring party will pay the other party a one-time fee equal to thirty percent (30%) of the employee's then current annual salary.

15. This contract shall insure to the benefit of, and bind, the parties hereto and their respective legal representatives, heirs, successors, and assigns, as the case may be, provided, that neither party may assign this contract without the consent of the other.

16. This contract shall be deemed to be executed and delivered in Florida and shall be construed pursuant to the substantive laws of the State of Florida and applicable U.S. laws and laws relating to trade secrets and unfair completion. Jurisdiction and venue are agreed proper in the courts in Orlando, Florida.

17. No amendment or modification of this contract shall be valid or binding on the parties unless made in writing and executed on behalf of each part by a duly authorized representative.

18. P&A, Inc hereby agrees to hold the Owner harmless and to indemnify the Owner against any and all claims which may arise during the course of the work as consequence of the negligent acts of deliberate omission of P&A, Inc, its agents or employees.

19. The term of this contract shall be for an initial period of three (3) years. The Owner may terminate this contract within the first year with a one-time payment of Five Hundred Thousand Dollars $ 500,000.00 (US), and each additional year the one-time payment goes up by Five Hundred Thousand Dollars $500,000.00 (US).

20. This contact shall automatically renew for additional one (1) year terms. Either Owner or P&A, Inc may terminate this agreement after the initial contact period with out cause upon Sixty (60) days written notice to the other. No termination pursuant to this paragraph 20 shall serve to change the parties' respective obligations regarding the Confidentiality provisions and payment for services obligations to survive san such termination.

21. This contract , in whole or in part shall not, in any way, affect, restrict, impair , prevent , or otherwise, hinder the parties from conducting its normal business offerings , and /or services to third parties. The parties have read all of the provisions of this contract and understand and agree to each of the provisions.

IN WITNESS WHEREOF, the parties hereto have executed this Contract on the date set forth herein.

EARTHCOM SERVICES INC.	**PENNINGTON & ASSOCIATES, INC.**
By: /s/ Val Kazia	**By: /s/ A.D. Dirk Pennington**
Printed Name: Val Kazia	**Printed Name: A.D. Dirk Pennington**
Title: President	**Title: President**
Date: 6-12-10	**Date: 6-14-10**

EXIBIT A-1

SCOPE OF WORK

The scope of work shall include but not limited to the following items:

1. All work required for Switch and Cell Site acquisitions.
2. Architectural/Engineering and Civil drawings as required to design the Switch sites, Cell Tower equipment enclosures.
3. All work required to build and maintain the Switch sites which includes but not limited to on site supervision, all Air Conditioning equipment, FM 200 equipment, electrical equipment, batteries, cell phone switch equipment, ladder racks, DC power equipment, floorings, paint, generators and all other items deemed necessary to complete a fully functional Switch site.
4. All work as required to furnish and install a completely operational Cell tower equipment enclosure which shall include by not limited to, solar power, wind power, generators, an complete enclosure with air conditioning, electrical equipment, generators, security cameras and fencing.
5. All work required to complete all Antenna installs as required either at a Switch site or Cell site.

Exhibit 10.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

O2 Secure Wireless Inc.

As independent registered public accountants, we hereby consent to the use of our report dated November 29, 2012, with respect to the financial statements of O2 Secure Wireless Inc., in its offering circular on Form 1-A relating to the registration of 50,000,000 shares of common stock.



Chamberlain & Associates, P.A.

2-12-13

Exhibit 10.3

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by O2 Secure Wireless, Inc. pursuant to Regulation A in connection with a proposed offering of common stock.

1.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

AGS Capital Group, LLC
(Underwriter)

AGS Capital Group, LLC

By 

Name: Allen Silberstein
Title: Chief Executive Officer

Date 2/18/13

Exhibit 11.1

February 18, 2013

O2 Secure Wireless, Inc.
1093 A1A Beach Blvd., #442
St. Augustine, FL 32080,

Re: Form 1-A

Ladies and Gentlemen:

I am counsel for O2 Secure Wireless, Inc., a Georgia corporation (the "Company"), in connection with the proposed offering by the Company under the Securities Act of 1933, as amended, of up to 50,000,000 shares of its common stock, no par value per share ("Common Stock") through a Regulation A Offering Statement on Form 1-A (the "Offering Statement") as to which this opinion is a part, to be filed with the Securities and Exchange Commission.

In connection with rendering our opinion as set forth below, I have reviewed and examined originals or copies identified to our satisfaction of the following:

(1) Articles of Incorporation and amendments thereto, of the Company as filed with the Secretary of State of Georgia;

(2) Corporate minutes containing the written resolutions of the Board of Directors of the Company;

(3) The Offering Statement and the offering circular which is a part thereto; and

(4) The other exhibits of the Offering Statement.

I have examined such other documents and records, instruments and certificates of public officials, officers and representatives of the Company, and have made such other investigations as I have deemed necessary or appropriate under the circumstances.

In my examination, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to me as original documents and the conformity to original documents of all documents submitted to us as certified, conformed, facsimile, electronic or photostatic copies. I have relied upon the statements contained in the Offering Statement and certificates of officers of the Company, and I have made no independent investigation with regard thereto.

Based upon the foregoing and in reliance thereon, it is my opinion that the 50,000,000 shares of Common Stock being offered by the Company under the Offering Statement, when sold, will be legally issued, fully paid and non-assessable.

I hereby consent to this opinion being included as an exhibit to the Offering Statement.

Very truly yours,



Matthew McMurdo, Esq.